     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2000


                                                      REGISTRATION NO. 333-31380
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2


                                       to

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                               CHEMATCH.COM, INC.
            (Exact name of registration as specified in its charter)
                             ---------------------

               DELAWARE                                 7375                                76-0622635
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)                Identification No.)

                        2900 NORTH LOOP WEST, SUITE 1120
                              HOUSTON, TEXAS 77092
                                 (713) 681-6600
                           ATTENTION: GENERAL COUNSEL
         (Address, including zip code, and telephone number, including area code, of the Registrant's principal executive offices)
                             ---------------------

                                   Copies to:

                JOHN S. WATSON                              ROBERT F. GRAY, JR.
                KEVIN P. LEWIS                               MICHAEL D. HANSEN
                 D. ALAN BECK                                  SETH D. WEXLER
            Vinson & Elkins L.L.P.                      Fulbright & Jaworski L.L.P.
           1001 Fannin, Suite 2300                       1301 McKinney, Suite 5100
             Houston, Texas 77002                           Houston, Texas 77010
                (713) 758-2222                                 (713) 651-5151

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             DESCRIPTION OF ARTWORK

(1)      Inside front page:

         The following text appears in the center of the page: "The chemicals, plastics and fuel products market is changing . . ."

(2)      Left page of the gatefold:

         A computer screen appears on this page displaying the current posting screen of the CheMatch.com trading exchange. The page is as it appears using a Netscape browser.

         At the top left corner of the web page is the CheMatch.com corporate logo. Directly to the right of the corporate logo is a row with the following columns representing different web pages accessible by members: Category / Activity / Specs / Current / Create / Completed / Inactive / Summary / History.

         The web page selected is "Current" - and presents a member with an overview of the current postings on the CheMatch trading exchange. In the middle of the screen, a chart appears with the following column headings, some of which are abbreviated: Select / Trade / Product / Specifications / Freight / Location / Quantity / Price / Delivery / Comments. Eight current postings are listed on this screen including two benzene postings, one cumene posting, two methanol postings, one mixed xylenes posting, one PTA posting and one styrene posting. For each posting, information is provided that relates to the column headings.

         For example, the first posting relates to benzene. The row relating to this posting is highlighted in red to indicate that a counteroffer has been made with respect to this posting. The current posting is as offer to purchase 40Mbbl of benzene FOB Houston, Texas to be delivered in April 2000 for a specified price per gallon with a ASTM 2359 LTLD specification. The offeror has indicated the following in the "Comments" column - "zero bromine required."

         Below the chart is a row of buttons a member can select to access additional information with respect to the current postings, including:
         Respond / Inactive / Refresh / Logoff / Time Remaining. A legend exists at the end of this column to provide additional information to members for current postings. Recent postings are highlighted in green text, postings made by the member viewing the screen are highlighted in purple text, counters made by the member viewing the screen are highlighted in yellow text, and countered postings are highlighted in red text.

         Below this row, in the bottom half of the screen, are "DeWitt Daily Analytics." On this screen, a graph depicts the "DeWitt Index - U.S. Xylenes Contract & Spot/Blend Values." On the side of the graph is the following text: "The DeWitt index is used to monitor movement relative to historical averages. The index also yields information pertaining to present directional trends. On a contract basis, the index fell as blendvalues increased for the week. The xylenes contract-to-blendvalue ratio is 1.10, which 7% under the 5-year average. On a spot basis the index fell as well, with spot xylenes increasing only 0.9% while blendvalues increased 14.8% maintaining the index's downward position. Theoretically, the two curves should converge with the start of a new contract month. This week's index values for contract and spot are 0.93 and 0.98, respectively. These numbers express the current ratio value as a percentage of the corresponding 5-year average. - Marcus Dotson 2/25/00."

(3)      Right page of the gatefold:

         At the top of this page the following text appears: "Introducing the CheMatch.com Marketplace - A global Internet exchange and information resource for buying and selling bulk commodity chemicals, plastics and fuel products."

         Below this, the following text appears under the heading "CheMatch.com Exchange":

         o   Internet-based exchange
         o   Real-time and interactive
         o   Third-party neutral
         o   Pre-selected, qualified trading partners
         o   Anonymous trading
         o   Confirmed transactions
         o   Global marketplace
         o   Defined product specifications
         o   Market information and analytics
         o   Auctions, reverse auctions and tenders

         Below this, the following text appears under the heading "Our Information Resource Center":

         o   Real-time chemical industry news
         o   Chemical product information
         o   Search capabilities
         o   NYMEX price and volume feeds
         o   Analysis of industry trends
         o   Foreign currency exchange data
         o   Research reports
         o   Newsletters and commentaries

         Finally, the CheMatch.com corporate logo appears in the bottom right corner of the page.

       WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                    SUBJECT TO COMPLETION -- APRIL 26, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

               , 2000

                              [CHEMATCH.COM LOGO]

                        5,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

CHEMATCH.COM, INC.:

- We are a business-to-business Internet-based marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products.

PROPOSED SYMBOL & MARKET:

- CHEM/Nasdaq National Market

THE OFFERING:

- We are offering 5,000,000 shares of our common stock.

- The underwriters have an option to purchase an additional 750,000 shares of common stock to cover over-allotments.

- This is our initial public offering, and no public market currently exists for our shares.

- We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

- Closing:                         , 2000.

--------------------------------------------------------------------------------

                                                 Per Share                    Total
--------------------------------------
Public offering price:                           $                         $
Underwriting fees:
Proceeds to CheMatch.com, Inc.:
--------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

                  DEUTSCHE BANC ALEX. BROWN

                                    SALOMON SMITH BARNEY

                                                      PAINEWEBBER INCORPORATED

                                                                  DLJDIRECT INC.

                               TABLE OF CONTENTS


                                     PAGE
Prospectus Summary.................     1
Risk Factors.......................     6
Special Note Regarding Forward
  Looking Statements...............    17
Use of Proceeds....................    18
Dividend Policy....................    18
Capitalization.....................    19
Dilution...........................    20
Unaudited Pro Forma Statements of
  Operations.......................    21
Selected Financial Data............    23
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........    24



                                     PAGE
Business...........................    33
Management.........................    51
Related Party Transactions.........    65
Principal Stockholders.............    68
Description of Capital Stock.......    70
Shares Eligible for Future Sale....    73
Underwriting.......................    75
Legal Matters......................    78
Experts............................    78
Change in Independent
  Accountants......................    78
Where You Can Find More
  Information......................    78
Index to Financial Statements......   F-1

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To learn more about the offering and our business, you should read the entire prospectus including our financial statements and related notes appearing elsewhere in this prospectus.

                               CHEMATCH.COM, INC.

OUR BUSINESS


     CheMatch.com is a business-to-business Internet-based marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products. Our marketplace incorporates a real-time, interactive trading exchange, where our members bid, offer and negotiate online for the purchase and sale of products 24 hours a day, seven days a week. Members of our secure, neutral exchange trade products anonymously, utilizing real-time pricing and other market information provided through our exchange. Members are pre-qualified by us and pre-selected by each other before trading on our exchange. Our members include more than 260 of the world's leading chemical companies and other leading purchasers and sellers of commodity chemicals, plastics and fuel products, including traders, distributors, brokers, manufacturers and other end users.



     Our trading exchange, located at www.chematch.com, was the first and is one of the largest online exchanges serving the chemical industry. Over $177 million in transactions have been traded on our exchange since February 1998, and over $74 million in transactions were traded on our exchange in the quarter ended March 31, 2000. In the first quarter of 2000, we averaged more than 150,000 metric tons of daily product bids and offers and the average transaction value of completed trades exceeded $500,000. Benzene accounted for approximately 69% of the physical trading volume on our exchange in fiscal 1999 and approximately 54% in the quarter ended March 31, 2000. We generate revenues on our trading exchange from commissions typically paid by each party to a completed transaction. During 1999, we had pro forma revenues of $0.4 million and a pro forma net loss of $9.6 million. During the first quarter of 2000, we had revenues of $0.1 million and a net loss of $6.3 million.



     We have entered into strategic alliances with Bayer AG, Computer Sciences Corporation, E.I. duPont de Nemours and Company, General Electric Company and Muehlstein Holding Corporation to build our membership, to increase the trading volume on our exchange and to generally enhance our trading exchange. In addition, we have strategic relationships with Stolt-Nielsen Transportation Group Ltd. to facilitate logistics, with DeWitt & Company, Incorporated and a subsidiary of Reed Elsevier plc to provide information services, and with eCredit.com and TownsendTarnell, Inc. to provide credit and other services. Some of these strategic allies have and others may in the future invest in our competitors and may reduce or discontinue their use or support of our marketplace.


     We maintain an extensive information resource center, located at www.petrochem.net, that provides over 5,000 users access to industry news, forums, reference materials and more than 100 offerings from a number of highly respected chemical industry sources. We generate revenues through our information resource center from commissions for subscriptions and other fees paid by subscribers. Users may subscribe to market updates featuring chemical industry news, pricing information and related statistics, over 40 product-specific consulting reports containing summaries of marketing and pricing trends, and over 20 newsletters that detail market trends in the chemical industry. In addition, the CheMatch trading screen integrates relevant news, trends, commentaries and analyses from our information resource center.

OUR MARKET OPPORTUNITY

     The Internet has emerged as a global communications medium enabling businesses worldwide to communicate, share information and transact business electronically. Businesses are increasingly using the Internet to streamline complex processes, lower costs and improve efficiency by reducing traditional business communication barriers of time, geography and number of participants. Forrester Research predicts that business-to-business electronic commerce, or e-commerce, in the United States will grow from $109 billion in 1999 to over $2.8 trillion in 2003.


     The global chemical industry, which is comprised of three principal segments -- commodities, specialties and life sciences -- is a $1.6 trillion annual market. The commodity chemicals -- including basic industrial chemicals, petrochemicals and agrichemicals -- and plastics market is the largest segment of the global chemical industry, representing in excess of $700 billion of products purchased and sold worldwide each year. Fuel products, an additional market segment served by our exchange, represents over $100 billion of products purchased and sold worldwide annually. The petrochemical industry is projected by Forrester Research to be the third largest segment of the Internet economy in the United States by 2003, growing from $27 billion in 2000 to $184 billion in 2003.

     The traditional marketplace for commodity chemicals, plastics and fuel products is characterized by a high degree of fragmentation, a lack of real-time market information, geographic insularity and relatively illiquid markets. The process of initiating, negotiating and completing a transaction is time consuming and subjects the parties to market risk related to price fluctuations. Communications between industry parties occur primarily by telephone and facsimile and require significant paper documentation. These market limitations create the need for a more efficient, information-based, business-to-business online solution.

THE CHEMATCH SOLUTION

     Our Internet-based marketplace has the following key features:

     - Real-Time, Interactive Exchange. Our members bid, offer and negotiate online for the purchase and sale of commodity chemicals, plastics and fuel products in real-time 24 hours a day, seven days a week based on current market information.

     - Auctions, Reverse Auctions and Tenders. Our members can conduct auctions to sell products, reverse auctions to buy products, and tenders in which the winning bid can be chosen based on factors including non-price considerations.

     - Market Intelligence. We provide our members with real-time pricing and other relevant market information, including news, trends, commentaries and analyses, which enables them to trade on a more fully-informed basis.

     - Global Reach. Our trading exchange is designed to create a global marketplace that transcends time zones and established personal networks, providing our members with expanded market reach.

     - Qualified Traders and Products. We screen our members before they are cleared to join and participate on our trading exchange. Each product or grade of product traded on our exchange is required to meet defined specifications such as chemical composition and other attributes including content, color and purity.

     - Pre-Selection of Trading Partners. Prior to their participation on our exchange, our members pre-select the other members from whom they will purchase and to whom they will sell products and set the credit terms for those selected members.

     - Anonymity. After pre-selecting the parties with whom they will trade, our members bid, offer and negotiate online on an anonymous basis with respect to other exchange members. Only upon the matching of a trade is the identity of each party revealed and then only to the other party to the transaction.

     - Increased Liquidity and Velocity. We believe the efficiencies associated with our marketplace will improve liquidity and increase trading volume within our target market, which will enable our members to better manage their capacity utilization and inventory.

     - Reduced Cost Structure. We believe our trading exchange will allow our members to reduce the expense and streamline the processes of procurement, sales and marketing and administration.

     - Reliability and Confirmation. We believe our members' ability to pre-select the parties with whom they will trade and our system's online documentation and confirmation procedures bring greater certainty to the trading process as compared to other Internet-based trading systems on which parties may not be able to limit their negotiating partners to creditworthy or otherwise acceptable parties.

THE CHEMATCH STRATEGY

     Our objective is to expand upon our position as a leading Internet-based solution for purchasers and sellers of commodity chemicals, plastics and fuel products. We intend to achieve this objective by implementing the following strategies:

     - increase the adoption of our trading exchange through our focused sales and marketing efforts to promote liquidity within the market for commodity chemicals, plastics and fuel products;

     - expand the number of products eligible for trading on our exchange and about which we offer market information;

     - enhance functionality by offering various personalized services, integrating our exchange with our members' administrative and operational software systems and providing improved interactive content;

     - implement recent strategic relationships to facilitate logistics and offer credit services, and enter into additional strategic relationships to provide financial risk management products;

     - leverage our management's chemical industry expertise to increase the adoption of our marketplace;

     - maintain the integrity of our marketplace through our third-party neutral approach;

     - expand our international operations; and

     - leverage existing and new technologies.

CHEMATCH.COM

     CheMatch.com, Inc. was incorporated in Delaware on June 21, 1999 as PetroChemNet Holdings, Inc. We acquired PetroChemNet, Inc. and CheMatch, Inc. through a series of corporate transactions shortly after we were incorporated. On November 29, 1999, we changed our name to CheMatch.com, Inc. We refer to the consolidated company in this prospectus as CheMatch.


     Our principal executive offices are located at 2900 North Loop West, Suite 1120, Houston, Texas 77092 and our telephone number is (713) 681-6600. We also maintain domestic offices in New York, New York, San Ramon, California and Stamford, Connecticut, and international offices in Hong Kong, Manchester, England, Singapore, Tokyo, Japan and Zurich, Switzerland. Our web sites are located at www.chematch.com and www.petrochem.net. The information contained on our web sites is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered....................     5,000,000 shares

Common stock to be outstanding after
this offering...........................     21,528,282 shares


Use of proceeds.........................     For general corporate purposes,
                                             including working capital and
                                             potential acquisitions and
                                             investments, and payments to
                                             current and former employees.


Proposed Nasdaq National Market
symbol..................................     CHEM

     Unless otherwise indicated, the information in this prospectus:

     - is based upon 5,234,482 shares of common stock outstanding as of March 31, 2000;

     - assumes the net exercise of all convertible preferred stock warrants immediately prior to the consummation of this offering;

     - assumes the conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately prior to the consummation of this offering;

     - assumes the net exercise of 482,571 common stock warrants that would otherwise expire upon the consummation of this offering into 423,961 shares of common stock;

     - does not assume the issuance of 397,440 shares of common stock upon exercise of outstanding warrants at a weighted average exercise price of $3.33 per share that will remain outstanding upon consummation of this offering;

     - does not assume the issuance of 4,577,661 shares of common stock upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $6.76;

     - does not assume the issuance of 395,593 options available for grant under our stock option plans; and

     - does not assume the exercise of the underwriters' over-allotment option to purchase up to 750,000 additional shares.

                             SUMMARY FINANCIAL DATA

     The following table presents summary unaudited consolidated financial data for our business. The pro forma statement of operations data for the year ended December 31, 1999 combine the historical statements of operations of CheMatch, PetroChemNet, Inc. and CheMatch, Inc. as if the acquisition of PetroChemNet, Inc. and CheMatch, Inc., which occurred on June 21, 1999, had been completed on January 1, 1999. You should read the following summary unaudited consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.


                                                                 PRO FORMA
                                                                YEAR ENDED       THREE MONTHS ENDED
                                                             DECEMBER 31, 1999     MARCH 31, 2000
                                                                          (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                      AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...................................................     $      373          $        93
Operating loss.............................................         (9,801)              (6,813)
Net loss...................................................         (9,579)              (6,331)
Net loss available to common stockholders..................     $  (39,084)         $   (30,504)
                                                                ==========          ===========
Net loss per share, basic and diluted......................     $   (12.91)         $     (6.34)
Pro forma net loss per share adjusted for the assumed net
  exercise of all convertible preferred stock warrants, the
  conversion of all convertible preferred stock and the net
  exercise of 482,571 common stock warrants into 423,961
  shares of common stock, basic and diluted................          (1.19)               (0.39)
Shares used to compute net loss per share, basic and
  diluted..................................................      3,026,581            4,808,951
Shares used to compute pro forma net loss per share
  adjusted for the assumed net exercise of all convertible
  preferred stock warrants, the conversion of all
  convertible preferred stock and the net exercise of
  482,571 common stock warrants into 423,961 shares of
  common stock, basic and diluted..........................      8,068,888           16,102,751



     The following table presents summary consolidated balance sheet data as of March 31, 2000. The unaudited pro forma balance sheet assumes the net exercise of all outstanding warrants for the purchase of convertible preferred stock and the conversion of all convertible preferred stock into shares of common stock and includes the effect of the net exercise of 482,571 common stock warrants into 423,961 shares of common stock. The pro forma as adjusted information reflects the sale of 5,000,000 shares at a price of $11.00 and our proposed use of the estimated net proceeds.



                                                                    AS OF MARCH 31, 2000
                                                         ------------------------------------------
                                                                                       PRO FORMA
                                                           ACTUAL       PRO FORMA     AS ADJUSTED
                                                         (UNAUDITED)   (UNAUDITED)   (UNAUDITED)(1)
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................    $27,752       $27,752        $78,652
  Working capital......................................     24,249        24,249         75,149
  Total assets.........................................     37,849        37,849         88,749
  Total convertible preferred stock....................     91,124            --             --
  Total stockholders' equity (deficit).................    (57,704)       33,420         84,320


---------------


(1) Does not include payment of up to $15 million to current and former employees following this offering pursuant to a management incentive agreement. At an average stock price of $11.00 over the 90 days following the offering and assuming our current capitalization remains constant through the 90th day, this payment would be $5.4 million.

                                  RISK FACTORS

     Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our combined financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES AN EVALUATION OF OUR BUSINESS AND OUR PROSPECTS DIFFICULT.

     Our predecessor company has operated since January 1997. We were incorporated in connection with a series of corporate transactions in June 1999 and have a limited operating history. Prior to investing in our common stock, you should consider the risks and difficulties that we face as an early stage company with an unproven business model in a new and rapidly evolving e-commerce market. Some of these specific risks and difficulties include:

     - we depend substantially on an Internet-based trading exchange that has been present in the market for a limited time and may not be successful;

     - we depend substantially on commissions generated from purchases and sales of commodity chemicals, plastics and fuel products on our trading exchange and we may be unable to significantly increase revenues from these commissions or generate revenues from other sources;

     - we may be unable to significantly increase and maintain industry adoption and use of our Internet-based solution for purchasing and selling commodity chemicals, plastics and fuel products;

     - we may be unable to develop and enhance the CheMatch.com brand;

     - we may be unable to maintain existing or establish new relationships with purchasers and sellers of commodity chemicals, plastics and fuel products;

     - we may be unable to adapt to rapidly changing technologies and developing markets;

     - we may be unable to effectively manage our rapidly expanding operations and the increasing use of our trading exchange and related services; and

     - we may be unable to attract, retain and motivate qualified personnel, particularly people who understand our trading exchange and the industries and products represented on it.

     We have generated only immaterial revenues to date. Due to our limited operating history, we believe that period-to-period comparisons of our revenues and results of operations are not meaningful. As a result, you should not rely on our revenues or results of operations for any prior period as an indication of our future performance or prospects.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.


     We have had substantial losses since our inception. We currently expect our losses to increase in the future, and we cannot assure you that we will ever achieve or sustain profitability. From June 21, 1999 through December 31, 1999, we incurred a net loss of $8.4 million. During the first quarter of 2000, we had a net loss of $6.3 million. The extent of future losses will depend, in part, on the amount of growth in our revenue, which will depend primarily upon commissions generated from the increased adoption of our trading exchange by companies in the chemical industry. The extent of these losses will also depend, in part, on the amount of growth in our operating expenses, which we plan to increase. Additionally, pursuant to a management incentive agreement, we will incur costs of up to $15 million as a result of payments to current and former employees following this offering. If our revenues grow more slowly than we anticipate, or our operating expenses increase without a corresponding increase in our revenues, or we fail to keep operating expense levels down, the imbalance between revenues and operating expenses will negatively affect our business, revenues, results of operations and financial condition.

OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT BE SUCCESSFUL.

     Our business-to-business Internet-based model is based on the establishment of our trading exchange as a viable alternative to the traditional methods of transacting business for purchasers and sellers of commodity chemicals, plastics and fuel products such as using phone brokers or contacting multiple parties to find the best prices. This business model is new and not proven. We cannot be certain that our business model will be successful or that we can achieve or sustain revenue growth or generate any profits. We must develop and market our trading exchange and achieve broad market acceptance by the chemical industry for our business model to succeed. We cannot be certain that a market for business-to-business commerce on the Internet generally, or our marketplace in particular, will emerge, grow or be sustainable. For example, industry participants may not adopt an Internet-based solution because of their comfort with traditional purchasing and selling habits and long-term relationships, the costs and resources required to switch trading methods, the need for products not offered on our trading exchange, security and privacy concerns, or general reticence about technology or the Internet.

WE MAY NOT BE ABLE TO ATTRACT A SUFFICIENT NUMBER OF PURCHASERS AND SELLERS TO OUR EXCHANGE TO GENERATE LIQUIDITY IN THE PRODUCTS TRADED ON OUR EXCHANGE.

     Our business model depends in part on our ability to attract a sufficient number of purchasers and sellers of commodity chemicals, plastics and fuel products to create adequate liquidity in the products traded on our exchange. Our current and prospective members must perceive value in our marketplace which, in large part, depends upon the breadth of the products available for trading on our exchange and the services we provide. A key component of our strategy is creating a network effect, where the value to purchasers and sellers increases as the number of members to our marketplace increases. If we are unable to increase the number of purchasers and sellers in our marketplace by drawing new members, we will not be able to benefit from this network effect. As a result, the overall value of our Internet-based solution would be harmed, which would negatively affect our business, revenues, results of operations and financial condition.

OUR SALES CYCLE IS LONG AND UNCERTAIN AND MAY NOT RESULT IN REVENUES.

     A significant amount of time may elapse from the time we make initial contact with a company we have targeted as a potential member of our marketplace and the time that company executes a membership agreement enabling it to trade on our exchange. Our membership agreement does not obligate our members to trade on our exchange and its execution may not result in future revenues. Further, we must educate our current and potential members on the use and benefits of our online marketplace. We need to spend a significant amount of time with multiple decision makers in a prospective member's organization to sell our marketplace. If we are unable to attract new members willing to adopt our marketplace for trading commodity chemicals, plastics and fuel products and purchase the services we offer, then our business will be adversely affected.

IF THE TRANSACTION VOLUME ON OUR TRADING EXCHANGE DOES NOT GROW, IT IS UNLIKELY THAT WE WILL EVER ACHIEVE OR MAINTAIN PROFITABILITY.


     We depend heavily on commissions generated from purchases and sales of commodity chemicals, plastics and fuel products on our trading exchange. From February 1998 through April 24, 2000, 51 of our members completed a trade on our trading exchange. These members have completed 273 transactions. Our business model calls for a majority of our revenues in the future to be generated from transactions completed on our trading exchange. Our inability to increase the number of transactions completed on our trading exchange will negatively affect our business, revenues, results of operations and financial condition.

WE HAVE PROVIDED SOME OF OUR MEMBERS WITH INCENTIVES TO TRADE ON OUR EXCHANGE THAT MAY HAVE THE EFFECT OF TEMPORARILY INCREASING THE LEVEL OF ACTIVITY ON OUR TRADING EXCHANGE WITHOUT CORRESPONDING REVENUES.


     We have provided some of our members with trading concessions and other incentives to transact business on our trading exchange. In addition, some of our strategic alliance agreements provide our strategic allies with trading concessions in future periods to encourage their use of our exchange. In the near term, these concessions and incentives may temporarily increase the level of activity on our trading exchange without generating a corresponding increase in revenue. Additionally, these companies may discontinue their support or use of our trading exchange when these agreements expire or are terminated. Of the 51 members who have completed trades on our exchange through April 24, 2000, eleven have received discounts or other incentives of varying levels to transact business on our exchange.


A SIGNIFICANT PORTION OF OUR REVENUES ARE CURRENTLY GENERATED FROM A RELATIVELY SMALL NUMBER OF MEMBERS.

     In fiscal 1999, three of our members accounted for more than 38% of our trading exchange revenues and, in the three months ended December 31, 1999, five of our members accounted for more than 62% of our trading exchange revenues. We may continue to derive a significant portion of our revenues from a relatively small number of members. The loss of any of these members may adversely affect our business, results of operations or financial condition.

DURING THE LAST FISCAL YEAR, MORE THAN TWO-THIRDS OF THE TRANSACTION VOLUME ON OUR EXCHANGE INVOLVED BENZENE; IF WE ARE NOT ABLE TO INCREASE MARKET PENETRATION IN OTHER PRODUCTS WE MAY FAIL.

     In fiscal 1999, approximately 69% of the physical transaction volume of trades on our exchange involved benzene. In the three months ended March 31, 2000, approximately 54% of the physical transaction volume of trades involved benzene. We may continue to derive a significant portion of our revenues from trades involving benzene. If a diversity of commodity chemicals, plastics and fuel products are not traded on our exchange, our business may not be successful.

WE MAY NOT BE ABLE TO COMPETE AGAINST OUR ONLINE COMPETITORS AND OTHER LARGE AND EMERGING COMPANIES.

     The market for Internet-based, business-to-business commerce solutions is extremely competitive. Our online competitors include Autobase Information Systems Inc. (efuel.com), ChemConnect, Inc., ChemCross.com, Inc., Commerce One, Inc., Commerx, Inc. (PlasticsNet.com), e-Chemicals Inc., fob.com, FreeMarkets, Inc., PurchasePro.com., Inc., VerticalNet, Inc. and their respective affiliates. We may also face competition from large, established chemical companies. We expect competition to intensify as our current online competitors expand their product offerings. There are relatively low barriers to entry in our market. We expect additional competition from emerging or established companies to develop, and our members may adopt the solutions of these competitors as the cost of switching is low. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures we face will not harm our business, operating results or financial condition.

OUR COMPETITORS MAY DEVELOP SOLUTIONS THAT ACHIEVE GREATER MARKET ACCEPTANCE THAN OUR MARKETPLACE.

     Our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we are able to negotiate. Some of our strategic allies and other members have and others may in the future invest in our competitors and may reduce or discontinue their use or support of our marketplace. Our competitors may develop superior solutions that achieve greater market acceptance than our marketplace. Our members may adopt our competitors' solutions as the cost of switching is low. Further, some of these competitors have long operating histories in the chemical industry, greater name recognition, an established network of potential users and significantly greater financial, technical and marketing resources than we do. These companies would be able to undertake more extensive marketing campaigns for their Internet-based solution and adopt more aggressive pricing policies in attracting potential users of their solution. For these reasons, our ability to compete effectively against these enterprises is uncertain.

THE SUCCESS OF OUR MARKETPLACE DEPENDS ON OUR ABILITY TO REMAIN NEUTRAL, AND IF WE ARE PERCEIVED TO FAVOR ONE MEMBER OVER ANOTHER, OUR MARKETPLACE MAY NOT ACHIEVE ACCEPTANCE.



     We must provide a neutral, unbiased marketplace to attract members to conduct business on our trading exchange. If members perceive that our marketplace favors certain members over others, or that a particular member could influence our marketplace, then our reputation could be damaged. This perception of bias may cause current and potential members to lose confidence in our marketplace and to conduct their business in other marketplaces. Upon completion of this offering, E.I. duPont de Nemours and Company will own 9.1% of our outstanding shares and such ownership may create the perception that we do not provide a neutral and unbiased marketplace. Any actual or perceived bias could negatively impact our ability to attract and maintain current and potential members.


IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES ASSOCIATED WITH INTERNET-BASED SOLUTIONS, WE MAY LOSE MEMBERS TO OUR COMPETITORS.

     The market for our trading exchange is likely to be characterized by rapid technological advances in the hardware and software markets and changes in our members' and the market's requirements. As a result, our future success depends upon our ability to enhance our marketplace through technological advances and where necessary to adapt our trading exchange to our members' and the market's specific needs. If we are not able to maintain a reliable, scalable technology platform that can rapidly incorporate technological advances and that meets the needs of our members and the market, we may lose members to our competitors who are able to provide a technologically advanced solution that meets the needs of purchasers and sellers of commodity chemicals, plastics and fuel products.

IF WE ARE NOT ABLE TO DETERMINE OR DESIGN THE FEATURES AND FUNCTIONALITY THAT COMPANIES REQUIRE OR PREFER, WE MAY NOT BE ABLE TO ATTRACT MEMBERS AND MAY LOSE CURRENT MEMBERS TO COMPETITORS.

     Our success depends upon our ability to accurately determine the features and functionality that our members require or prefer in a business-to-business Internet-based marketplace. We may lack the ability to successfully design and implement these features and functionality. We have designed our marketplace based upon internal design efforts and feedback from a relatively limited number of members. We cannot be certain, however, that the features and functionality we offer through our marketplace, or those that we may offer in future, will satisfy the requirements or preferences of our current or target members. If we are unable to determine or design the features and functionality that members require or prefer in a business-to-business Internet-based marketplace, we may not be able to attract members and may lose current members to our competitors who are able to provide those features and functionality.

OUR MEMBERS MAY ABANDON OUR MARKETPLACE IF WE EXPERIENCE HARDWARE OR SOFTWARE FAILURES.

     A significant disruption in our trading exchange could seriously undermine our members' confidence in our business. Our members hold us to a high standard of reliability and performance. We have experienced brief service interruptions on our trading exchange. These interruptions undermine current and prospective members' confidence in the reliability of our marketplace. Operating a successful online marketplace requires the successful technical operation of an entire chain of software, hardware and telecommunications equipment. A failure of any element in this chain may partially or completely disrupt transactions on our exchange and access to our information resource center. We may have members operating outside North America who use older or inferior technologies, which may not operate properly. In addition, our hardware and software systems are vulnerable to interruption from power failures, telecommunications outages, network service outages and disruptions, natural disasters, and vandalism and other misconduct. If we experience hardware or software failures, our members may abandon our marketplace.

IF WE DO NOT ADEQUATELY MAINTAIN OUR MEMBERS' CONFIDENTIAL INFORMATION, OUR REPUTATION COULD BE HARMED AND WE COULD INCUR LEGAL LIABILITY.

     Any breach of security relating to our members' confidential information could result in legal liability for us and a reduction in use of our trading exchange by our members, which could materially harm our business. Our personnel receive highly confidential information from our members that is stored in our files and on our computer systems. For example, we receive sensitive pricing and other information that could be valuable to our members' competitors if misappropriated. We enter into standard non-disclosure agreements with all of our members.

     Our security procedures may fail to adequately protect information that we are obligated to keep confidential. We may be unable to successfully adopt effective systems for maintaining confidential information. The risk of disclosing confidential information may grow as we add more members to our trading exchange. If we fail to adequately maintain our members' confidential information, some of our members could end their business relationships with us and we could be subject to legal liability. This would adversely affect our business, results of operations and financial condition.

OUR NEW MANAGEMENT TEAM MAY NOT OPERATE EFFECTIVELY OR SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

     We have only recently assembled our management team and instituted a management control structure. Almost all of our executive officers have joined our management team since June 1999. We cannot guarantee that our new management team will be able to operate effectively or implement successfully our business model. Our new management team's ability to manage our growth depends upon many factors, including its ability to:

     - maintain appropriate procedures, policies and systems to ensure that our marketplace operates in accordance with our member's expectations;

     - satisfy our need for additional financing on reasonable terms; and

     - manage the costs associated with expanding our infrastructure, including our marketplace, personnel and facilities.

     If management cannot successfully execute our strategic initiatives, our business may not be successful.

THE LOSS OF KEY PERSONNEL WOULD NEGATIVELY IMPACT OUR BUSINESS.

     Our expansion and development will be largely dependent upon the continued services of the following members of our new management team: Carl McCutcheon, our Chairman, President and Chief Executive Officer, Lawrance McAfee, our Executive Vice President and Chief Financial Officer, Fred Cook, our Senior Vice President and General Manager - North America and our other senior executives. The loss of the services of Mr. McCutcheon, who has significant commodities trading experience, Mr. McAfee, who has significant experience in corporate finance and mergers and acquisitions, or Mr. Cook, who has significant chemical trading experience and is the founder of our exchange, could have a material adverse effect on our business.

A PORTION OF THE PROCEEDS FROM THIS OFFERING WILL BE PAID TO CURRENT AND FORMER MEMBERS OF OUR MANAGEMENT AND WILL THEREFORE NOT BE AVAILABLE TO FUND OUR OPERATIONS.

     Pursuant to a management incentive agreement, Mr. McCutcheon, Mr. McAfee and other current and former members of our management may receive a large cash payment shortly after this offering. The total payment, up to a maximum of $9 million to members of current management, and up to a maximum of $6 million to former members of management, will be based upon the average daily closing price of our common stock for the 90 day period immediately following the consummation of this offering and the number of shares of common stock outstanding on a fully diluted basis on the 90th day following the consummation of this offering. If we are required to make the maximum payment under this agreement,

Mr. McCutcheon and Mr. McAfee will receive $3 million and $2.25 million, respectively. The receipt of these amounts by Mr. McCutcheon, Mr. McAfee or other current members of our management following this offering may hinder our ability to retain them. Any amounts paid to these individuals will not be available to fund our operations.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, DEVELOP AND RETAIN QUALIFIED PERSONNEL.

     Our future success depends in large part on our ability to hire, train and retain qualified employees. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business. Skilled personnel are in short supply, and this shortage is likely to continue for some time. As a result, competition for these people is intense, and the industry turnover rate for them is high. Consequently, we may have difficulty hiring our desired numbers of qualified employees. Moreover, even if we are able to expand our employee base, the resources required to attract and retain employees may adversely affect our operating margins by increasing expenses associated with our employees.

IF WE FAIL TO MANAGE OUR BUSINESS EFFECTIVELY, OUR REVENUES AND RESULTS OF OPERATIONS MAY NOT MEET MEMBER AND INVESTOR EXPECTATIONS.

     We have rapidly expanded our operations and expect to continue to do so. This growth has placed, and is expected to continue to place, a significant demand on our sales, marketing, managerial, operational, financial and other resources. If we cannot manage our growth effectively, it is likely that our revenues and results of operations will not meet investor expectations. From June 21, 1999 through March 31, 2000, we grew from 13 to 64 employees. We expect to hire a number of new employees to support our business. Our current information systems, procedures and controls may not be adequate to support our operations which would hinder our ability to exploit the market for trading commodity chemicals, plastics and fuel products over the Internet.

WE MAY NOT BE ABLE TO INTEGRATE SUCCESSFULLY BUSINESSES OR TECHNOLOGIES THAT WE MAY ACQUIRE IN THE FUTURE.

     We may acquire businesses, technologies, services or products that we believe are strategic to or complement our business-to-business Internet-based business model. We do not currently have any understandings, commitments or agreements with respect to any acquisition, nor are we currently pursuing any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, technology, service or product, we have no experience in integrating an acquisition into our business. The process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. Moreover, we may not achieve any of the benefits that we might anticipate from a future acquisition. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing goodwill and other intangible assets, any of which might harm our financial results and cause the price of our stock to decline. Any financing that we might need for future acquisitions may only be available to us on terms that restrict our business or that impose on us costs that reduce our net income.

OUR INTERNATIONAL OPERATIONS WILL BE EXPENSIVE AND MAY NOT SUCCEED.

     We have limited experience in marketing, selling and supporting our marketplace in foreign countries. The acquisition and development of those skills may be more difficult or take longer than we anticipate, especially due to language barriers and the fact that the Internet infrastructure in foreign countries may be less developed than the Internet infrastructure in the United States. To date, we have not generated significant revenues from international members. We currently maintain international offices in Hong Kong, Manchester, England, Singapore and Tokyo, Japan. We intend to expand our international operations by opening additional international offices and hiring additional international management, sales, marketing and support personnel.

     We may be unable to successfully market, sell, and support our marketplace internationally. If we are unable to expand our international operations successfully and in a timely manner, our business could be seriously harmed. We will need to devote significant management and financial resources to our international expansion. In particular, we will have to attract and retain management, sales, marketing and support personnel for our international offices. Competition for personnel experienced in these areas is intense, and we may be unable to attract and retain qualified staff.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO A VARIETY OF RISKS THAT COULD HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

     Our international operations are subject to a variety of additional risks that could seriously harm our financial condition and operating results. These risks include the following:

     - the establishment of a market for Internet-based trading of commodity chemicals and other products internationally;

     - global economic events;

     - fluctuations in foreign currencies;

     - unexpected changes in regulatory requirements;

     - longer payment cycles and problems collecting accounts receivable;

     - reduced protection for intellectual property and proprietary rights in some countries; and

     - seasonal fluctuations in business activity in some international regions.

WE MAY NOT BE ABLE TO CONTINUE TO FACILITATE SWAP TRANSACTIONS ON OUR EXCHANGE, AND WE COULD BE EXPOSED TO CLAIMS BY OUR MEMBERS OR REGULATORY-IMPOSED FINES OR PENALTIES.


     We facilitate trading in financial derivatives known as swap agreements, in which the parties exchange cash payments with reference to changes in the price of a commodity or another agreed benchmark. The Commodity Exchange Act requires that trading in many instruments regulated by the U.S. Commodity Futures Trading Commission (CFTC) must be confined to CFTC-regulated "contract markets." However, swap agreements that meet the CFTC's exemption standards or its policy statements regarding swaps may be offered and entered into without using a designated contract market. While the exemption standards are not free from ambiguity as they apply to online exchanges such as ours, we believe that our swap program complies with these standards. In particular, we believe that the participants on our exchange meet the criteria of "eligible swap participants" as defined by the CFTC. Further, after matching offered terms on our exchange, participants must enter into bilateral swap agreements offline in order to create legally binding swap transactions. Moreover, we believe that our program to facilitate swap transactions conforms with the CFTC's swaps policy statement. While we have obtained the advice of counsel regarding these issues, we have not obtained a written opinion of counsel nor have we sought one. Any written opinion would not be binding on either the CFTC or any party to a swap transaction and would have to reflect the ambiguity in current regulations as applied to online exchanges such as ours. Accordingly, we believe a written opinion of counsel would be of limited utility. If the CFTC or a member of our exchange were to take the position that the swap agreements entered into by members on our exchange are required to be entered into using a designated contract market and if that position were sustained by a court having jurisdiction over us or our members, we could not continue to offer a swap program, and the swap agreements previously entered into could be unenforceable, possibly resulting in claims against us and the counterparties to those transactions. Furthermore, the CFTC might seek fines and penalties against us. The mere threat of such a challenge by the CFTC might cause us to cease facilitating the trading of swap agreements. Furthermore, if the CFTC were to take other adverse actions, such as effecting a change in CFTC rules or policies that would prohibit us from facilitating swap transactions, or if Congress were to amend the Commodity Exchange Act in an adverse manner, our ability to offer a swap program could be impaired or foreclosed. The occurrence of any of these events would adversely affect our business, results of operations and financial condition.

WE COULD INCUR LIABILITY AS A RESULT OF OUR ARRANGING FOR THE TRANSPORTATION OF PRODUCTS PURCHASED AND SOLD ON OUR TRADING EXCHANGE.

     As an additional service for our members, we plan in the future to assist in arranging for the transportation of the commodity chemicals, plastics and other products purchased and sold on our trading exchange. While we will not take title to these products, we intend to provide one or more hyperlinks from our trading exchange web site to web sites operated by one or more transporters of products purchased and sold on our trading exchange. We believe our contractual arrangements with these transporters provide us with full indemnification against any claims made against us. By arranging for transportation of these products, however, we could become subject to claims for environmental cleanup costs, property damages or personal injuries in connection with a release or spill of these products while they are in transit. Any such claim may result in considerable expense to us and divert our management's attention from our business and, in the event that our contractual rights are not upheld in court, may subject us to significant liability.

WE MAY BECOME SUBJECT TO LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITES THAT REQUIRES US TO DEFEND AGAINST LEGAL CLAIMS.

     An array of information resources are available on our web sites to our exchange members and users of our information resources. We may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to the information we publish on our web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our web sites through links to other web sites. Our insurance may not adequately protect us against these claims. Any costs incurred as a result of these claims could negatively affect our business, revenues, results of operations and financial condition.

WE MAY INCUR SIGNIFICANT COSTS TO DEFEND OR ESTABLISH OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

     We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Infringement claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with protecting our intellectual property will increase.

UNDETECTED YEAR 2000 COMPLIANCE ISSUES COULD STILL HARM OUR BUSINESS.

     Our business may suffer as a result of defects relating to Year 2000 compliance issues that have not yet been detected. The hardware and software systems that are central to our marketplace are vulnerable to interruption from power failures, telecommunications outages, and network service outages. Our trading exchange and information resource center could fail to function properly in the event that third party service providers we rely upon encounter Year 2000 problems. If this happens, it could result in liability to us or adversely affect our business, revenues, results of operations and financial condition.

                   RISKS RELATED TO INTERNET-BASED BUSINESSES

OUR SUCCESS DEPENDS ON THE CONTINUED ADOPTION OF THE INTERNET AS A MEANS FOR COMMERCE.

     Our future success depends heavily on the continued adoption of the Internet as a means for commerce. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and other advantages. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be seriously harmed. Businesses may reject the Internet as a viable commercial medium for a number of reasons, including:

     - potentially inadequate network infrastructure;

     - delay in the development of Internet enabling technologies and performance improvements;

     - delay in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - delay in the development of security and authentication technology necessary to effect secure transmission of confidential information;

     - change in, or insufficient availability of, telecommunications services to support the Internet; and

     - failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

INCREASING GOVERNMENT REGULATION COULD AFFECT OUR BUSINESS.

     We are subject to laws and regulations directly applicable to general business as well as e-commerce. State, federal and foreign governments may adopt new and cumbersome laws and regulations relating to e-commerce. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a decline occurs, companies may decide in the future not to use our services as an electronic business channel. This decrease in the demand for our services would seriously harm our business and operating results.

     Any new laws and regulations may govern or restrict any of the following issues:

     - user privacy;

     - the pricing and taxation of goods and services offered over the Internet;

     - the content of web sites;

     - consumer protection; and

     - the characteristics and quality of products and services offered over the Internet.

SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING COMMERCE.

     Concern about the security of the transmission of confidential information over public networks is a significant barrier to e-commerce and communication. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of Internet security systems that protect proprietary information. If any well-publicized compromises of security were to occur, they could substantially reduce the use of the Internet for commerce and communications.

     Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. Our activities involve the storage and transmission of proprietary information, such as confidential buyer and supplier information. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our members, which could disrupt our trading exchange technology or make it inaccessible to our members. We may be required to expend significant capital and other resources to protect against the threat of, or to alleviate problems caused by, security breaches and the introduction of computer viruses. Our security measures may be inadequate to prevent security breaches or combat the introduction of computer viruses, either of which may result in loss of data, increased operating costs, litigation and possible liability.

           RISKS RELATED TO THIS OFFERING AND THE SECURITIES MARKETS

OUR STOCK WILL LIKELY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS THAT MAY PREVENT YOU FROM RESELLING YOUR SHARES AT A PROFIT.

     The securities markets have experienced significant price and volume fluctuations, and the market prices of the securities of technology and Internet companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. The market price of our common stock after this offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond our control:

     - changes in financial estimates or investment recommendations by securities analysts relating to our stock;

     - changes in market valuations of other e-commerce marketplaces, software and service providers or other electronic businesses;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - loss of significant members;

     - additions or departures of key personnel; and

     - fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology and Internet sectors.

     Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY.

     Our management could spend the proceeds from this offering in ways with which our stockholders may not agree. Our primary purpose in conducting this offering is to create a public market for our common stock. As of the date of this prospectus, we plan to use the proceeds from this offering for working capital and other corporate purposes as described under "Use of Proceeds" elsewhere in this prospectus. We may also use the proceeds in future strategic acquisitions but do not at present have any acquisitions planned. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities. We cannot predict that the proceeds from this offering will be invested to yield a favorable return.

OUR OFFICERS AND DIRECTORS AND AFFILIATED PERSONS INFLUENCE OUR BUSINESS AND HOLD A SUBSTANTIAL PORTION OF OUR STOCK AND COULD REJECT MERGERS OR OTHER BUSINESS COMBINATIONS THAT YOU MAY BELIEVE ARE DESIRABLE.

     We anticipate that our executive officers, directors and individuals or entities affiliated with our executive officers and directors will beneficially own approximately 52% of our outstanding common stock as a group following the consummation of this offering. Acting together, these stockholders would be able to significantly influence matters that our stockholders vote upon, including the election of directors and mergers or other business combinations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE.

     We expect that the net proceeds from this offering and our existing cash balances will be sufficient to meet our working capital and capital expenditure needs excluding acquisitions for at least two years. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

     - open new offices;

     - create additional market-specific business units;

     - enhance our infrastructure and leveragable assets;

     - hire, train and retain employees;

     - respond to competitive pressures or unanticipated requirements; or

     - pursue acquisition opportunities.

     Our failure to do any of these things could seriously harm our financial condition. Further, any additional capital raised through the sale of equity may dilute your ownership percentage in us.

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

     Various provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of CheMatch that a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

     - requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

     - limiting who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders; and

     - establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS.

     Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to the antitakeover provisions of the Delaware General Corporation Law, which regulate corporate acquisitions. Delaware law will prevent us from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that the interested stockholder became an interested stockholder unless our board of directors or a supermajority of our uninterested stockholders agree. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any holder beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by the holder. Under Delaware law, a corporation may opt out of the foregoing antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our common stock will be substantially higher than the book value per share of our outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than the price they paid for their common stock.

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.

     After this offering is completed, 21,528,282 shares of our common stock will be issued and outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no granting or exercise of warrants or options after March 31, 2000. All of the shares of our common stock sold in this offering will be freely tradable unless purchased by our "affiliates." In connection with this offering, our officers, directors and stockholders not purchasing in the offering who together own approximately 16,284,382 shares of our common stock agreed to refrain from selling any shares of our common stock for a period of 180 days after the date of this prospectus. However, these restrictions may be waived in some circumstances. We cannot be sure what effect, if any, future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of our common stock. There will be 21,528,282 shares outstanding upon the completion of this offering, of which 12,963,719 shares will become available for sale to the public 180 days from the date of this prospectus, subject in some cases to volume limitations. The preceding sentences assume that the early release provisions of applicable lock-up agreements do not apply.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

     - future revenues, expenses and profitability;

     - the development and growth of the business-to-business commerce over the Internet;

     - the perceived benefits to purchasers and sellers of commodity chemicals, plastics and fuel products associated with an online marketplace;

     - the market liquidity and costs efficiencies associated with an online trading solution for purchasers and sellers of commodity chemicals, plastics and fuel products;

     - our ability to successfully execute our business model and our business strategy;

     - our ability to identify trends within the chemical industry and to offer products and services that meet the changing needs of our members and the market; and

     - trends in government regulation.

     You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under "Risk Factors."

     Except as required by law, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results and do not intend to do so.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock offered by us will be approximately $50.9 million, at our assumed initial public offering price of $11.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $58.6 million, after deducting the estimated underwriting discounts and commissions and unreimbursed offering expenses.


     We expect to use at least $35.9 million of the net proceeds from this offering for general corporate purposes, including working capital and potential acquisitions and investments in complementary businesses or technologies. We presently have no commitments or agreements respecting any acquisitions or investments. Pending these uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.


     Pursuant to a management incentive agreement, up to $15 million of the net proceeds from this offering will be paid to current and former employees. The portion of the net proceeds payable to these individuals will be two percent of the average daily closing price of our common stock for the 90 day period immediately following the consummation of this offering, multiplied by the number of shares of common stock outstanding on a fully diluted basis on the 90th day immediately following the consummation of this offering. At an average stock price of $11.00 over the 90 days following the offering and assuming our current capitalization remains constant through the 90th day, this payment would be $5.4 million. An average stock price of approximately $28.00 per share or higher over the 90 days following the offering, assuming our current capitalization on that 90th day, would result in the maximum payment of $15 million.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock since our inception, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Instead, we currently expect to retain our earnings, if any, to finance our business and to use for general corporate purposes. Our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 2000. The pro forma information reflects the assumed net exercise of all outstanding warrants for the purchase of convertible preferred stock and the conversion of all shares of convertible preferred stock into 10,869,839 shares of common stock and includes the effect of the net exercise of 482,571 common stock warrants into 423,961 shares of common stock. The pro forma as adjusted information reflects the receipt of $50.9 million of estimated net proceeds from the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated unreimbursed offering expenses. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included elsewhere in this prospectus.



                                                                    AS OF MARCH 31, 2000
                                                      ------------------------------------------------
                                                                                        PRO FORMA
                                                        ACTUAL        PRO FORMA        AS ADJUSTED
                                                      (UNAUDITED)    (UNAUDITED)      (UNAUDITED)(1)
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...........................   $ 27,752       $ 27,752           $ 78,652
                                                       ========       ========           ========
  Mandatorily redeemable convertible preferred
     stock:
     Series A convertible preferred stock, $.01 par
       value, 3,742,200 shares authorized; 2,138,400
       shares issued and outstanding, actual; no
       shares issued and outstanding, pro forma.....   $ 24,224       $     --           $     --
     Series B convertible preferred stock, $.01 par
       value, 3,556,350 shares authorized; 2,032,200
       shares issued and outstanding, actual; no
       shares issued and outstanding, pro forma.....     23,211             --                 --
     Series C convertible preferred stock, $.01 par
       value, 6,130,547 shares authorized; 3,503,169
       shares issued and outstanding, actual; no
       shares issued and outstanding, pro forma.....     43,689             --                 --

Stockholders' equity (deficit):
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 5,234,482 shares issued and
     outstanding, actual; 16,528,282 shares issued
     and outstanding, pro forma; 21,528,282 shares
     issued and outstanding, pro forma as
     adjusted.......................................         52            165                215
  Additional paid-in capital........................     22,268        113,279            164,129
  Notes receivable from stockholders and
     employees......................................     (4,320)        (4,320)            (4,320)
  Deferred stock compensation.......................     (2,730)        (2,730)            (2,730)
  Prepaid goods and services related to issuance of
     common stock...................................     (4,579)        (4,579)            (4,579)
  Accumulated deficit...............................    (68,395)       (68,395)           (68,395)
                                                       --------       --------           --------
     Total stockholders' equity (deficit)...........    (57,704)        33,420             84,320
                                                       --------       --------           --------
Total capitalization................................   $ 33,420       $ 33,420           $ 84,320
                                                       ========       ========           ========


---------------


(1) Does not include payment of up to $15 million to current and former employees following this offering pursuant to a management incentive agreement. At an average stock price of $11.00 over the 90 days following the offering and assuming our current capitalization remains constant through the 90th day, this payment would be $5.4 million.

                                    DILUTION


     The pro forma net tangible book value of our common stock as of March 31, 2000, was $28.0 million or approximately $1.69 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity less intangible assets, divided by 16,528,282 shares of outstanding common stock, after giving effect to the net exercise of all outstanding warrants for the purchase of convertible preferred stock, the conversion of all shares of convertible preferred stock into shares of common stock and the net exercise of 482,571 common stock warrants into 423,961 shares of common stock.



     Pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of March 31, 2000 would have been $78.9 million, or $3.67 per share. This represents an immediate increase in net tangible book value of $1.98 per share to existing stockholders and an immediate dilution in net tangible book value of $7.33 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............           $11.00
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $ 1.69
  Increase per share attributable to new investors..........    1.98
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             3.67
                                                                       ------
Dilution per share to new investors.........................           $ 7.33
                                                                       ======



     The following table illustrates on a pro forma basis as of March 31, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deduction of estimated discounts and commission and estimated offering expenses payable by us:



                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                --------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
Existing stockholders.........  16,528,282      77%    $ 56,815,948      51%       $ 3.44
New investors.................   5,000,000      23       55,000,000      49         11.00
                                ----------     ---     ------------     ---        ------
          Total...............  21,528,282     100%    $111,815,948     100%       $ 5.19
                                ==========     ===     ============     ===        ======



     The foregoing tables exclude 4,577,661 shares of common stock issuable upon the exercise of options outstanding under our stock option plans as of March 31, 2000 at a weighted average price of $6.76 per share and 397,440 shares of common stock which will be issuable upon exercise of common stock warrants at a weighted average price of $3.33 per share.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS


     The unaudited pro forma combined statement of operations data for the year ended December 31, 1999 and the three months ended March 31, 1999, combine the historical statements of operations of CheMatch, PetroChemNet, Inc. and CheMatch, Inc. as if the acquisition of PetroChemNet, Inc. and CheMatch, Inc., which occurred on June 21, 1999, had been completed on January 1, 1999. The total cost of the acquisitions was approximately $5.2 million and has been accounted for using the purchase method of accounting. The unaudited pro forma statement of operations and the accompanying notes should be read in conjunction with the historical financial statements and the related notes of CheMatch, PetroChemNet, Inc. and CheMatch, Inc. and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.


     The pro forma adjustments reflecting the consummation of the acquisitions are based on the purchase method of accounting, available financial information and the estimated fair value of assets acquired and liabilities assumed. Depreciation and amortization expense has been adjusted to reflect the amortization of goodwill related to the excess of purchase price over the fair value of assets acquired and liabilities assumed as if the acquisitions had occurred on January 1, 1999.


     The unaudited pro forma financial data for the year ended December 31, 1999 and the three months ended March 31, 1999 excludes the effect of the issuance of an aggregate of 929,523 shares of common stock to certain strategic investors during February 2000.



     The unaudited pro forma financial data for the year ended December 31, 1999 and the three months ended March 31, 1999, does not purport to represent what the actual results of the combined businesses would have been if the acquisitions of PetroChemNet, Inc. and CheMatch, Inc. had occurred on January 1, 1999, nor does this information purport to project the results for any future period.



                                  PETROCHEMNET, INC.   CHEMATCH, INC.    CHEMATCH.COM, INC.
                                   JANUARY 1, 1999     JANUARY 1, 1999     JUNE 21, 1999                        PRO FORMA
                                       THROUGH             THROUGH          (INCEPTION)        PRO FORMA       YEAR ENDED
                                    JUNE 20, 1999       JUNE 20, 1999         THROUGH         ADJUSTMENTS   DECEMBER 31, 1999
                                                         (UNAUDITED)     DECEMBER 31, 1999    (UNAUDITED)      (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................       $  111              $ 80              $    182           $  --          $    373
                                        ------              ----              --------           -----          --------
Costs and expenses:
  Technology costs...............          149                20                 2,302              --             2,471
  Selling and marketing..........           70                --                 2,381              --             2,451
  General and administrative.....          657                48                 3,536              --             4,241
  Stock-based compensation.......           50                --                   133              --               183
  Depreciation and
    amortization.................           82                23                   452             271               828
                                        ------              ----              --------           -----          --------
        Total costs and
          expenses...............        1,008                91                 8,804             271            10,174
                                        ------              ----              --------           -----          --------
Operating loss...................         (897)              (11)               (8,622)           (271)           (9,801)
  Interest income (expense)......           (6)               (8)                  236              --               222
                                        ------              ----              --------           -----          --------
Net loss.........................         (903)              (19)               (8,386)           (271)           (9,579)
Accretion of redeemable
  convertible preferred stock to
  redemption
  value..........................           --                --               (29,505)             --           (29,505)
                                        ------              ----              --------           -----          --------
Net loss available to common
  stockholders...................       $ (903)             $(19)             $(37,891)          $(271)         $(39,084)
                                        ======              ====              ========           =====          ========
Net loss per share, basic
  and diluted....................                                                                               $ (12.91)
Pro forma net loss per share
  adjusted for the assumed net
  exercise of all convertible
  preferred stock warrants, the
  conversion of all convertible
  preferred stock and the net
  exercise of 482,571 common
  stock warrants into 423,961
  shares of common stock, basic
  and diluted....................                                                                                  (1.19)
Shares used to compute net loss
  per common share:
  Basic and diluted..............                                                                              3,026,581
Shares used to compute pro forma
  net loss per share adjusted for
  the assumed net exercise of all
  convertible preferred stock
  warrants, the conversion of all
  convertible preferred stock and
  the net exercise of 482,571
  common stock warrants into
  423,961 shares of common stock,
  basic and diluted..............                                                                              8,068,888

                                                                                                            PRO FORMA
                                                       THREE MONTHS ENDED MARCH 31, 1999                   THREE MONTHS
                                                      -----------------------------------    PRO FORMA        ENDED
                                                      PETROCHEMNET, INC.   CHEMATCH, INC.   ADJUSTMENTS   MARCH 31, 1999
                                                                                 (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................         $  64               $ 33           $  --       $        97
                                                            -----               ----           -----       -----------
Costs and expenses:
  Technology costs.................................            72                  2              --                74
  Selling and marketing............................            19                 --              --                19
  General and administrative.......................           101                 45              --               146
  Depreciation and amortization....................            32                 11             143               186
                                                            -----               ----           -----       -----------
    Total costs and expenses.......................           224                 58             143               425
                                                            -----               ----           -----       -----------
Operating loss.....................................          (160)               (25)           (143)             (328)
Interest expense...................................            (2)                (4)             --                (6)
                                                            -----               ----           -----       -----------
Net loss...........................................         $(162)              $(29)          $(143)      $      (334)
                                                            =====               ====           =====       ===========
Net loss per share, basic and diluted..............                                                        $     (0.12)
Pro forma net loss per share adjusted for the
  assumed net exercise of all convertible preferred
  stock warrants, the conversion of all convertible
  preferred stock and the net exercise of 482,571
  common stock warrants into 423,961 shares of
  common stock, basic and diluted..................                                                              (0.05)
Shares used to compute net loss per common share:
  Basic and diluted................................                                                          2,762,940
Shares used to compute pro forma net loss per share
  adjusted for the assumed net exercise of all
  convertible preferred stock warrants, the
  conversion of all convertible preferred stock and
  the net exercise of 482,571 common stock warrants
  into 423,961 shares of common stock, basic and
  diluted..........................................                                                          6,586,704

                            SELECTED FINANCIAL DATA


    You should read the selected consolidated financial data set forth below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The pro forma share amounts reflect the assumed exercise of all outstanding warrants for the purchase of convertible preferred stock, the conversion of all convertible preferred stock into common stock and the net exercise of 482,571 warrants to purchase common stock into 423,961 shares of common stock. The statement of operations data for the years ended December 31, 1997 and 1998, and for the period from January 1, 1999 through June 20, 1999, and the balance sheet data as of December 31, 1997 and 1998 and June 20, 1999, have been derived from the audited financial statements and notes appearing elsewhere in this prospectus for our predecessor, PetroChemNet, Inc. The consolidated statement of operations data for the period from June 21, 1999 (inception) through December 31, 1999, and the consolidated balance sheet data as of December 31, 1999, have been derived from our audited consolidated financial statements and notes appearing elsewhere in this prospectus. The unaudited consolidated statement of operations data for the three months ended March 31, 2000 and the balance sheet data as of March 31, 2000 have been derived from our unaudited financial statements. The selected unaudited pro forma financial data present data for CheMatch, adjusted for the effects of the acquisitions of PetroChemNet, Inc. and CheMatch, Inc. as if they had been completed on January 1, 1999. See the unaudited pro forma statements of operations data included elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.



                                          PREDECESSOR COMPANY
                                  -----------------------------------     JUNE 21,
                                                                            1999                       PRO FORMA
                                      YEAR ENDED                        (INCEPTION)     PRO FORMA     THREE MONTHS   THREE MONTHS
                                     DECEMBER 31,        JANUARY 1,       THROUGH       YEAR ENDED       ENDED          ENDED
                                  -------------------   1999, THROUGH   DECEMBER 31,   DECEMBER 31,    MARCH 31,      MARCH 31,
                                    1997       1998     JUNE 20, 1999       1999           1999           1999           2000
                                                                                       (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT SHARE
                                                  AND PER SHARE DATA)
                                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues........................  $    841   $    698     $    111        $    182       $    373      $       97    $        93
                                  --------   --------     --------        --------       --------      ----------    -----------
Costs and expenses:
  Technology costs..............       901        631          149           2,302          2,471              74            948
  Selling and marketing.........       222        176           70           2,381          2,451              19          2,440
  General and administrative....       246        688          657           3,536          4,241             146          2,782
  Stock-based compensation......       239      1,577           50             133            183              --            309
  Depreciation and
    amortization................       144        161           82             452            828             186            427
                                  --------   --------     --------        --------       --------      ----------    -----------
        Total costs and
          expenses..............     1,752      3,233        1,008           8,804         10,174             425          6,906
Operating loss..................      (911)    (2,535)        (897)         (8,622)        (9,801)           (328)        (6,813)
Interest income (expense).......       (16)       (14)          (6)            236            222              (6)           482
                                  --------   --------     --------        --------       --------      ----------    -----------
Net loss........................      (927)    (2,549)        (903)         (8,386)        (9,579)           (334)        (6,331)
Accretion of redeemable
  convertible preferred stock to
  redemption value..............        --         --           --         (29,505)       (29,505)             --        (24,173)
                                  --------   --------     --------        --------       --------      ----------    -----------
Net loss available to common
  stockholders..................  $   (927)  $ (2,549)    $   (903)       $(37,891)      $(39,084)     $     (334)   $   (30,504)
                                  ========   ========     ========        ========       ========      ==========    ===========
Net loss per share, basic and
  diluted.......................  $(177.65)  $(440.09)    $(132.72)       $ (11.63)      $ (12.91)     $    (0.12)   $     (6.34)
Pro forma net loss per share
  adjusted for the assumed
  exercise of all convertible
  preferred stock warrants, the
  conversion of outstanding
  convertible preferred stock
  and the net exercise of
  482,571 common stock warrants
  into 423,961 shares of common
  stock, basic and diluted......                                                            (1.19)          (0.05)         (0.39)
Shares used to compute net loss
  per share, basic and
  diluted.......................     5,218      5,792        6,804       3,258,966      3,026,581       2,762,940      4,808,951
Shares used to compute pro forma
  net loss per share adjusted
  for the assumed exercise of
  all convertible preferred
  stock warrants, the conversion
  of outstanding convertible
  preferred stock and the net
  exercise of 482,571 common
  stock warrants into 423,961
  shares of common stock, basic
  and diluted...................                                                        8,068,888       6,586,704     16,102,751



                                                                      PREDECESSOR COMPANY
                                                              -----------------------------------
                                                                     AS OF
                                                                 DECEMBER 31,           AS OF          AS OF MARCH 31, 2000
                                                              -------------------     JUNE 20,      ---------------------------
                                                                1997       1998         1999           ACTUAL       PRO FORMA
                                                                                                            (UNAUDITED)
                                                                                   (IN THOUSANDS)                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    210   $      2     $     49        $ 27,752       $ 27,752
Working capital (deficit)...................................      (262)      (691)      (1,087)         24,249         24,249
Total assets................................................       818        377          498          37,849         37,849
Total convertible preferred stock...........................        --         --           --          91,124             --
Total stockholders' equity (deficit)........................       138       (432)        (695)        (57,704)        33,420



    The foregoing table excludes 397,440 shares of common stock issuable upon exercise of outstanding warrants, which will remain outstanding upon consummation of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data," "Summary Financial Data" and our financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

                                    OVERVIEW

     CheMatch is a business-to-business Internet-based marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products. We incorporated in Delaware on June 21, 1999 as PetroChemNet Holdings, Inc. On November 29, 1999, we changed our name to CheMatch.com, Inc. As a result of a series of corporate transactions that occurred on June 21, 1999, we acquired PetroChemNet, Inc. and CheMatch, Inc. These transactions were accounted for using the purchase method of accounting. The excess of purchase price over the fair value of assets acquired and liabilities assumed of $5.8 million was allocated to goodwill and will be amortized over a ten-year period.

     CheMatch generates revenues from commissions typically paid by each party to a transaction on our exchange. CheMatch also generates revenues from subscription fees related to our Internet-based information resources. Commissions are based on the volume of chemicals traded on the exchange and recognized as revenue in the period the transaction is completed. Revenue from subscription fees is recognized ratably over the term of the subscription, which is normally one year. Commissions payable by members on our trading exchange are currently calculated based on a formula of a fraction of cents per gallon or pound or metric ton equivalent of product traded. Typically, the commission is payable by both parties to a transaction and ranges from $0.30 per metric ton to $2.20 per metric ton per party to a transaction. Additionally, as we continue to expand the products offered on our system and add new members, we expect to have the flexibility to charge commissions based on weight or volume on a product-by-product basis or by member. Since our commission structure is currently based on the weight or volume of products traded, the commissions we receive are not directly affected by fluctuations in the market prices of products traded over our exchange.

     Our costs and expenses consist primarily of (i) salaries and wages for sales and marketing, technology and administrative personnel (ii) marketing and advertising costs to promote our interactive trading exchange and information resource to the petrochemical industry and (iii) technology costs to maintain and enhance our systems. We intend to continue to increase these costs to expand our business.

     We have entered into strategic relationships with several companies, including Bayer AG, Computer Sciences Corporation, E.I. du Pont de Nemours and Company, General Electric Company and Muehlstein Holding Corporation to build our membership, to increase the trading volume on our exchange and to generally enhance our trading exchange. In addition, we have strategic relationships with Stolt-Nielsen Transportation Group Ltd. to facilitate logistics, with DeWitt & Company, Incorporated and William Heinemann, Inc., a subsidiary of Reed Elsevier plc to provide information services, and with eCredit.com and TownsendTarnell, Inc. to provide credit and other services. We believe these strategic relationships will help establish CheMatch as the leading Internet-based exchange for the chemical industry.

     We have provided several of our members with trading concessions and other incentives to transact business on our trading exchange. In the near term, these concessions and incentives may temporarily increase the level of activity on our trading exchange without a corresponding increase in revenue. Revenues presented in the historical financial statements from trades involving any trading concessions or other incentives are accounted for net of any credits or concessions granted. Incentives and trading concessions granted to date have not had a material impact on our results of operations.

                               CHEMATCH.COM, INC.


RESULTS OF OPERATIONS



THREE MONTHS ENDED MARCH 31, 2000



  REVENUES



     Revenues for the three months ended March 31, 2000 were $0.1 million, which consisted of $91,000 of revenues generated from commissions on trades completed on our trading exchange and $2,000 of subscriptions sold on our information resources web site. Trading commission revenue increased $58,000, or 176%, from $33,000 for the three months ended March 31, 1999 to $91,000 for the three months ended March 31, 2000. The increase was due to increased trading activity on the exchange during the period. The decrease in subscription revenue is due to a decrease in subscriptions being renewed on our information services web site.



  COSTS AND EXPENSES



     Technology Costs. Technology costs totaled $0.9 million for the three months ended March 31, 2000. These costs consisted of expenses to maintain our web sites and have increased due to our efforts to maintain our current system and technology.



     Selling and Marketing. Selling and marketing costs totaled $2.4 million for the three months ended March 31, 2000. These costs consisted of expenses for direct advertising and costs related to the expansion of our sales and marketing department. These costs have increased as a result of increased efforts to market our system and to add more members and products on our trading exchange.



     General and Administrative. General and administrative expenses totaled $2.8 million for the three months ended March 31, 2000 and consisted primarily of costs for executive and administrative staff, office rent, insurance, benefits, consultants and a $0.6 million severance charge for former executives.



     Stock-based Compensation. During the three months ended March 31, 2000, we recorded stock-based compensation expense of $0.3 million related to amortization of deferred stock compensation.



     Depreciation and Amortization. Depreciation and amortization expense totaled $0.4 million for the three months ended March 31, 2000 and consisted primarily of $0.2 million goodwill amortization related to the merger with PetroChemNet, Inc. and the acquisition of CheMatch, Inc. The remaining expenses consisted of $0.1 million in depreciation and amortization of computer software, equipment and furniture and fixtures and $0.1 million in amortization of prepaid goods and services received in connection with the issuance of common stock.



  INTEREST INCOME



     Interest income for the three months ended March 31, 2000 totaled $0.5 million as a result of cash and cash equivalents being invested during the period.



PERIOD JUNE 21, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999



  REVENUES


     Revenues for the period June 21, 1999 (inception) through December 31, 1999 were $0.2 million, which consisted of $0.1 million of revenues generated from commissions on trades completed on our trading exchange and $0.1 million of subscriptions sold on our information resources web site.

  COSTS AND EXPENSES

     Technology Costs. Technology costs totaled $2.3 million for the period June 21, 1999 (inception) through December 31, 1999. These costs consisted of expenses to maintain our web sites.

     Selling and Marketing. Selling and marketing costs totaled $2.4 million for the period June 21, 1999 (inception) through December 31, 1999. These costs consisted of expenses for direct advertising and costs related to the formation and expansion of our sales and marketing department.


     General and Administrative. General and administrative expenses totaled $3.5 million for the period June 21, 1999 (inception) through December 31, 1999 and consisted primarily of costs for executive and administrative staff, office rent, insurance, benefits and consultants.



     Stock-based Compensation. During the period June 21, 1999 (inception) through December 31, 1999, we recorded $3.2 million of deferred stock compensation expense in connection with certain stock options granted to employees. We are amortizing deferred stock compensation expense over the vesting periods of the related options, which is typically four years. For the period June 21, 1999 (inception) through December 31, 1999 we recorded stock-based compensation expense of $0.1 million related to deferred stock compensation. We estimate annual stock-based compensation expense will be approximately $0.8 million related to previously granted stock options.



     Depreciation and Amortization. Depreciation and amortization expense totaled $0.5 million for the period June 21, 1999 (inception) through December 31, 1999 and consisted primarily of $0.3 million goodwill amortization related to the merger with PetroChemNet, Inc. and the acquisition of CheMatch, Inc. The remaining expenses consisted of depreciation and amortization of computer software, equipment and furniture and fixtures.


  INTEREST INCOME

     Interest income for the period June 21, 1999 (inception) through December 31, 1999 totaled $0.2 million as a result of cash and cash equivalents being invested during the period.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed operations primarily from the sale of convertible preferred stock and the issuance of common stock. As of March 31, 2000, CheMatch had $27.8 million in cash and cash equivalents and $24.2 million in working capital.



     Since inception, we have incurred significant negative cash flow from operations. For the three months ended March 31, 2000, cash used in operating activities was $4.9 million. Cash used in operating activities was principally for marketing and development of our trading exchange, growth of our sales force and hiring of administrative and technology staff to support our growth. We expect to continue to incur negative cash flows in the future.



     Cash used in investing activities during the three months ended March 31, 2000 consisted of $2.1 million in capital expenditures related to the purchase and development of software and equipment related to upgrading our system.



     Cash provided by financing activities during the three months ended March 31, 2000 was $4.6 million. This amount consisted primarily of the proceeds from the sale of common stock. A summary of these transactions is as follows:



     - On February 5, 2000, we sold 204,291 shares of our common stock to Muehlstein Holding Corporation for approximately $1 million and a promissory note in aggregate principal amount of approximately $1 million. The promissory note, which bears interest at the rate of eight percent per year, is payable in eight consecutive quarterly installments, commencing April 1, 2000.



     - On February 11, 2000, we sold 153,218 shares of our common stock to William Heinemann, Inc., a subsidiary of Reed Elsevier plc, for approximately $1.5 million.



     - On February 14, 2000, we sold 306,435 shares of our common stock to General Electric Company for $3,064 and a promissory note in aggregate principal amount of approximately $2 million in conjunction with our entering into a strategic alliance, pursuant to which General Electric agreed to provide future services with a value estimated by the Company of approximately $1 million. The promissory note, which bears interest at the rate of eight percent per year, is payable on or before December 31, 2001.



     - On February 14, 2000, we sold 204,291 shares of our common stock to Bayer AG for approximately $2 million.



     - On February 16, 2000, we sold 61,288 shares of our common stock to TownsendTarnell, Inc. for $613 and a promissory note in aggregate principal amount of approximately $0.6 million. The promissory note, which bears interest at the rate of eight percent per year, is payable in twelve consecutive monthly installments, commencing February 1, 2000.



     As of December 31, 1999, CheMatch had $30.2 million in cash and cash equivalents and $27.2 million in working capital.



     For the period June 21, 1999 (inception) through December 31, 1999, cash used in operating activities was $5.5 million. Cash used in operating activities was principally for marketing and development of our trading exchange, development of a sales force and establishment of administrative and technology staff to support our growth. We expect to continue to incur negative cash flows in the future.


     Cash used in investing activities during the period June 21, 1999 (inception) through December 31, 1999 was $2.6 million. Cash used in investing activities consisted of $1.6 million in capital expenditures related to the purchase and development of software and equipment related to upgrading our system and opening of offices to support our growth and $1.0 million for the acquisitions of CheMatch, Inc. and PetroChemNet.

     Cash provided by financing activities during the period June 21, 1999 (inception) through December 31, 1999 was $38.3 million. This amount consisted primarily of the proceeds from the sale of convertible preferred stock and issuance of common stock. A summary of these transactions is as follows:

     - On June 21, 1999, we sold 2,138,400 shares of Series A Convertible Preferred Stock and warrants to purchase 1,603,800 shares of Series A Convertible Preferred Stock for approximately $5 million.

     - On September 27, 1999, we sold 2,032,200 shares of Series B Convertible Preferred Stock and warrants to purchase 1,524,150 shares of Series B Convertible Preferred Stock for approximately $5 million.

     - On October 6, 1999, we sold 191,080 shares of common stock for approximately $1 million to Computer Sciences Corporation in conjunction with our entering into a strategic alliance.


     - On November 24, 1999, we issued 636,943 shares of common stock for $6,369 to E.I. duPont de Nemours and Company in conjunction with our entering into a strategic alliance, pursuant to which duPont agreed to provide future goods and services with a value estimated by the Company of approximately $4.1 million. Additionally, duPont purchased 891,716 shares of Series C Convertible Preferred Stock and warrants to purchase 668,787 shares of Series C Convertible Preferred Stock for approximately $7 million.



     - On November 24, 1999, we sold an additional 2,611,453 shares of Series C Convertible Preferred Stock and warrants to purchase 1,958,591 shares of Series C Convertible Preferred Stock for approximately $20.5 million.



     Pursuant to a management incentive agreement, a portion of the proceeds from this offering will be paid to current and former employees. The portion of the net proceeds payable to these individuals will be two percent of the average daily closing price of our common stock for the 90 day period immediately following the consummation of this offering, multiplied by the number of shares of common stock outstanding on a fully diluted basis on the 90th day immediately following the consummation of this offering. The maximum amount payable under the management incentive agreement is $15 million. This payment is expected to have a material adverse effect on our results of operations for the period in which this payment is made.

     We have generated only immaterial revenues to date and our ability to generate significant revenues is uncertain. We have incurred significant losses since our inception on June 21, 1999. We currently expect our losses to increase in the future and we cannot assure that we will ever achieve or sustain profitability.



     We expect to experience significant growth in our costs and expenses, particularly technology development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that such costs and expenses, as well as capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash balance and the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next two years. Thereafter, we may find it necessary to obtain additional equity or debt financing. We may also be required to raise additional financing before such time to finance acquisitions or operations. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all. Our inability to raise capital when needed could seriously harm our business and results of operations.



  YEAR 2000



     Our business may suffer as a result of defects relating to Year 2000 compliance issues that have not yet been detected. The hardware and software systems that are central to our marketplace are vulnerable to interruption from power failures, telecommunications outages, and network service outages. Our trading exchange and information resource center could fail to function properly in the event that third party service providers we rely upon encounter Year 2000 problems.



  QUALITATIVE AND QUANTITATIVE MARKET RISK DISCLOSURES



     Our revenues since inception have been primarily derived from U.S. members and, as a result, we have had limited exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to generate revenues in foreign markets, including Europe and Asia. As our revenues are invoiced in U.S. dollars, a strengthening of the U.S. dollar could make our services less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. At March 31, 2000, our cash and cash equivalents consisted primarily of money market funds held by large financial institutions and investment grade bonds with maturities of less than thirty days.

                               PETROCHEMNET, INC.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997 AND 1998

     The following table sets forth statement of operations data for each of the comparative periods indicated:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                                (IN THOUSANDS)
Revenues....................................................  $  841    $   698
                                                              ------    -------
Costs and expenses:
  Technology costs..........................................     901        631
  Selling and marketing.....................................     222        176
  General and administrative................................     246        688
  Stock-based compensation..................................     239      1,577
  Depreciation and amortization.............................     144        161
                                                              ------    -------
          Total costs and expenses..........................   1,752      3,233
                                                              ------    -------
Operating loss..............................................    (911)    (2,535)
Interest expense............................................     (16)       (14)
                                                              ------    -------
Net loss....................................................  $ (927)   $(2,549)
                                                              ======    =======

     REVENUES

     Revenues decreased $0.1 million, or 17%, from $0.8 million in 1997 to $0.7 million in 1998. This decrease was due to a $0.2 million decrease in third-party web site development service revenue partially offset by a $0.1 million increase in subscription revenues. Subscription revenues increased from $0.1 million in 1997 to $0.2 million in 1998 due to increased activity on PetroChemNet's information resource network. PetroChemNet previously provided web site development service activities for third parties, which was suspended in 1998. Web site development service revenue decreased accordingly by $0.3 million from $0.8 million in 1997 to $0.5 million in 1998.

     COSTS AND EXPENSES

     Technology Costs. Technology costs decreased $0.3 million, or 30%, from $0.9 million in 1997 to $0.6 million in 1998. The decrease was due to lower costs related to web site development service activities for third parties, which was suspended in 1998.


     Selling and Marketing. Selling and marketing expenses decreased $46,000, or 21%, from $222,000 in 1997 to $176,000 in 1998. The decrease was due to lower costs of $81,000 related to web site development service activities partially offset by higher expenses of $35,000 related to increased subscription activity in 1998 on our information resource network.


     General and Administrative. General and administrative expenses increased $0.5 million, or 180%, from $0.2 million in 1997 to $0.7 million in 1998. The increase was primarily due to higher costs related to expanding PetroChemNet's information resource network.

     Stock-based Compensation. Stock-based compensation expenses increased $1.4 million from $0.2 million in 1997 to $1.6 million in 1998. The $1.4 million increase in compensation expense was due to PetroChemNet granting a greater amount of stock options to employees and consultants during 1998.

     Depreciation and Amortization. Depreciation and amortization expense increased $0.1 million, or 12%, from $0.1 million in 1997 to $0.2 million in 1998. The increase was due to higher depreciation expense on equipment and software purchased in 1997 and 1998.

PERIOD JANUARY 1, 1999 THROUGH JUNE 20, 1999

  REVENUES


     Revenues for the period January 1, 1999 through June 20, 1999 were $0.1 million, which consisted of $56,000 of revenues generated from web site development services and $55,000 of subscription revenues. The decrease in revenues versus prior periods was due to a decrease in web site development services, which were suspended in 1999. In 1998, revenues from web site development services totaled $0.5 million versus $56,000 for the period January 1, 1999 through June 20, 1999.


  COSTS AND EXPENSES

     Technology Costs. Technology costs totaled $0.1 million for the period January 1, 1999 through June 20, 1999. These costs consisted of expenses to maintain our web site.

     Selling and Marketing. Selling and marketing costs totaled $0.1 million for the period January 1, 1999 through June 20, 1999. These costs consisted of expenses for selling and marketing related to subscription sales from our information resource network.

     General Administrative. General and administrative expenses totaled $0.7 million for the period January 1, 1999 through June 20, 1999 and consisted primarily of costs for executive and administrative staff.

     Stock-based Compensation. During the period January 1, 1999 through June 20, 1999, we recorded $50,000 of deferred stock compensation expense in connection with certain stock options granted to employees.

     Depreciation and Amortization. Depreciation and amortization expense totaled $0.1 million for the period January 1, 1999 through June 20, 1999 and consisted of depreciation and amortization of computer software, equipment and furniture and fixtures.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 20, 1999, PetroChemNet had $49,000 in cash and $1.0 million working capital deficit. During the period January 1, 1999 through June 20, 1999, we sold 1,130 shares of common stock in exchange for $410,000.

     Net cash used in operating activities was $0.2 million and $0.5 million in 1997 and 1998, respectively. Net cash flows from operating activities in each period reflect increasing net losses offset by non-cash compensation charges related to stock options granted to employees.

     Net cash used in investing activities was $0.4 million and $20,000 in 1997 and 1998, respectively. Cash used in investing activities primarily reflects capital expenditures for the purchase of property and equipment. Additionally, in 1997, capital expenditures included the acquisition of a customer list for $0.3 million.

     Net cash provided by financing activities was $0.8 million and $0.4 million in 1997 and 1998, respectively. Cash provided by financing activities consisted primarily of proceeds from issuance of common stock, capital contributions and debt.

                                 CHEMATCH, INC.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for each of the comparative periods indicated:

                                                       MARCH 10, 1997                  THREE MONTHS
                                                        (INCEPTION)                        ENDED
                                                          THROUGH        YEAR ENDED      MARCH 31,
                                                        DECEMBER 31,    DECEMBER 31,   -------------
                                                            1997            1998       1998    1999
                                                                                        (UNAUDITED)
                                                                      (IN THOUSANDS)
Revenues.............................................      $  --           $  84       $ 13    $ 33
                                                           -----           -----       ----    ----
Costs and expenses:
     Technology costs................................          1              30          7       2
     General and administrative......................        107             104         28      45
     Depreciation and amortization...................          2              41         10      11
                                                           -----           -----       ----    ----
          Total costs and expenses...................        110             175         45      58
                                                           -----           -----       ----    ----
Operating loss.......................................       (110)            (91)       (32)    (25)
Interest expense.....................................         (5)            (18)        (4)     (4)
                                                           -----           -----       ----    ----
Loss before income taxes.............................       (115)           (109)       (36)    (29)
Benefit of income taxes..............................         30              --         --      --
                                                           -----           -----       ----    ----
Net loss.............................................      $ (85)          $(109)      $(36)   $(29)
                                                           =====           =====       ====    ====

THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1999

     REVENUES

     Revenues increased $20,000, or 154%, from $13,000 for the three months ended March 31, 1998, to $33,000 for the three months ended March 31, 1999. The increase was due to increased trading activity during the 1999 period as a result of trading on the exchange commencing in February 1998.

     COSTS AND EXPENSES

     General and Administrative. General and administrative costs increased $17,000, or 61%, from $28,000 for the three months ended March 31, 1998, to $45,000 for the three months ended March 31, 1999. The increase was primarily due to higher costs associated with increased activity on the exchange.

MARCH 10, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997 AND YEAR ENDED DECEMBER 31, 1998

     REVENUES

     Revenues increased $84,000 from $0 for the period March 10, 1997 (inception) through December 31, 1997, to $84,000 for 1998. The increase was due to increased trading commissions in 1998 as a result of trading on the exchange, which commenced in February 1998.

     COSTS AND EXPENSES

     Technology Costs. Technology costs increased $29,000 from $1,000 for the period March 10, 1997 (inception) through December 31, 1997 to $30,000 for 1998. The increase was due to higher costs in 1998 to operate the exchange, which commenced operations in February 1998.

     General and Administrative. General and administrative costs decreased $3,000, or 3%, from $0.1 million for the period March 10, 1997 (inception) through December 31, 1997, to $0.1 million for 1998. These costs in 1998 remained consistent with the period March 10, 1997 (inception) through December 31, 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased $39,000 from $2,000 for the period March 10, 1997 (inception) through December 31, 1997, to $41,000 for 1998 due to the full year impact of depreciation of trading exchange development costs, which commenced operations in February 1998.

     INTEREST EXPENSE

     Interest expense increased $13,000 from $5,000 for the period March 10, 1997 (inception) through December 31, 1997 to $18,000 in 1998 due to higher outstanding balances on advances from DeWitt & Company, Inc.

LIQUIDITY AND CAPITAL RESOURCES

     The net cash used in operating activities was $24,000 and $29,000 for 1998 and the three months ended March 31, 1999, respectively. Net cash used in operations for each period reflects net losses offset by non-cash charges for depreciation. Additionally, cash receipts of $49,000 related to deferred revenue that will be recognized in future periods favorably impacted 1998. The three months ended March 31, 1999 was negatively impacted by $21,000 of deferred revenue that was recognized during the period with the corresponding payment being received in a prior period.

     Net cash used in investing activities was $15,000 and $0 for 1998 and the three months ended March 31, 1999, respectively. Cash used in investing activities reflects purchases of software and equipment to support the trading system.

     Net cash provided by financing activities was $58,000 and $9,000 for 1998 and the three months ended March 31, 1999. Cash provided by financing activities reflects advances received from DeWitt, partially offset by payments made to DeWitt.

                                    BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements including the risk factors beginning on page 6.

OVERVIEW

     CheMatch.com is a business-to-business Internet-based marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products. Our marketplace incorporates a real-time, interactive trading exchange, where our members bid, offer and negotiate online for the purchase and sale of products 24 hours a day, seven days a week. Members of our secure, neutral exchange trade products anonymously, utilizing real-time pricing and other market information provided through our exchange. Members are pre-qualified by us and pre-selected by each other before trading on our exchange. Our trading exchange, located at www.chematch.com, was the first and is one of the largest online exchanges serving the chemical industry. Over $177 million in transactions have been traded on our exchange since February 1998, and over $74 million in transactions were traded on our exchange in the quarter ended March 31, 2000. In the first quarter of 2000, we averaged more than 150,000 metric tons of daily product bids and offers and the average transaction value of completed trades exceeded $500,000. We generate revenues on our trading exchange from commissions typically paid by each party to a completed transaction.


     Our members include more than 260 of the world's leading chemical companies and other leading purchasers and sellers of commodity chemicals, plastics and fuel products, including traders, distributors, brokers, manufacturers and other end users. Our strategic investors include Bayer AG, Computer Sciences Corporation, E.I. duPont de Nemours and Company, General Electric Company, Millennium Holdings Inc., Muehlstein Holding Corporation, Stolt-Nielsen Transportation Group Ltd., TownsendTarnell, Inc. and William Heinemann Inc., a subsidiary of Reed Elsevier plc. We have entered into strategic alliances with Bayer, CSC, duPont, General Electric and Muehlstein to build our membership, to increase the trading volume on our exchange and to generally enhance our trading exchange. In addition, we have strategic relationships with Stolt-Nielsen to facilitate logistics, with DeWitt & Company, Incorporated and Reed Elsevier to provide information services, and with eCredit.com and TownsendTarnell to provide credit and other services.


     We maintain an extensive information resource center, located at www.petrochem.net, providing over 5,000 users access to industry news, forums, reference materials and more than 100 offerings from a number of the chemical industry's most respected sources. We generate revenues through our information resource center from commissions for subscription and other fees paid by subscribers. Users may subscribe to market updates featuring chemical industry news, pricing information and related statistics, over 40 product specific consulting reports containing summaries of marketing and pricing trends and over 20 newsletters that detail market trends in the chemical industry. In addition, the CheMatch trading screen integrates relevant news, trends, commentaries and analyses from our information resource center.


     Our principal executive offices are located in Houston, Texas. We also maintain domestic offices in New York, New York, San Ramon, California and Stamford, Connecticut, and international offices in Hong Kong, Manchester, England, Singapore, Tokyo, Japan and Zurich, Switzerland.


INDUSTRY BACKGROUND

     GROWTH OF BUSINESS-TO-BUSINESS E-COMMERCE


     The Internet has emerged as a global communications medium enabling businesses worldwide to communicate, share information and transact business electronically. As the use of the Internet has grown, businesses have increasingly recognized the ability of the Internet to streamline complex processes, lower costs and improve efficiency through the significant reduction of the traditional business communication barriers of time, geography and number of participants. Forrester Research predicts that business-to-business e-commerce in the United States will grow from $109 billion in 1999 to over $2.8 trillion in 2003.

     The acceptance of the Internet as a communications platform for transacting business has led to the development of web sites designed to provide users access to electronic marketplaces and aggregated information. The creation of an information based, electronic marketplace within a highly fragmented industry offers substantial potential benefits, including:

     - a global interactive marketplace;

     - improved market liquidity;

     - real-time market information;

     - access to aggregated data as well as interactive content; and

     - a more efficient, less labor and paper intensive transaction model.

     THE CHEMICAL INDUSTRY: AN OPPORTUNITY FOR AN INTERNET-BASED SOLUTION

     The commodity, specialty and life sciences chemical industry is a $1.6 trillion annual global market. The commodity chemicals -- including basic industrial chemicals, petrochemicals and agrichemicals -- and plastics market is the largest segment of the global chemical industry, representing more than $700 billion of products purchased and sold worldwide annually. Fuel products, an additional market segment served by the CheMatch exchange, represents approximately $100 billion of products purchased and sold annually worldwide. Forrester Research estimates that by 2003, the petrochemical industry is projected to be the third largest segment of the Internet economy in the United States, growing from $27 billion in 2000 to $184 billion in 2003.

     The traditional marketplace for commodity chemicals, plastics and fuel products is characterized by the following:

     - Fragmented Market. The industry is highly fragmented, with a large number of industry participants who traditionally trade with a select number of parties with whom they have pre-existing relationships.

     - Lack of Real-Time Market Information. Purchasers and sellers in the traditional marketplace generally discover pricing and other market trends through third party reports that are based on telephone surveys and may contain outdated or inaccurate information.

     - Geographic Insularity. Trading between companies within the chemical industry's traditional marketplace generally occurs between businesses in the same geographic region due to various constraints, including time zone limitations and established personal networks.

     - Price Volatility and Cyclicality. The industry is subject to significant price fluctuations based on changes in oil and other feedstock costs, changes in supply and demand for different products.

     - Lack of Market Liquidity. A substantial majority of commodity chemicals, plastics and fuel products are purchased and sold under contracts. These contracts, which vary in duration but are often one year or longer, enable companies to satisfy their volumetric requirements for a given product over a specified period of time. The balance of trading occurs on the spot market, where companies can purchase or sell products based on current market prices. Traditionally, the spot market for these products has been relatively illiquid, volatile and unreliable. As a result, purchasers and sellers have been reluctant to rely on the spot market to satisfy their requirements.

     - Low Trading Velocity. Velocity reflects the number of times a product changes hands from production, through the supply chain, to ultimate end use. The velocity of trading in the chemical industry's traditional marketplace as estimated by management is approximately 1.8 times. This low velocity is attributable, at least in part, to the chemical industry's traditional reliance on the contract market.

     - Highly Networked. Unlike most industries, companies within the chemical industry are highly networked, simultaneously being competitors, customers, suppliers and product development partners. Multiple transactions with numerous industry participants on a regular basis make increased standardization and integration of enterprise resource planning systems an important objective to facilitate reduced processing costs.

     LIMITATIONS OF TRADITIONAL PURCHASING AND SELLING METHODS IN THE CHEMICAL INDUSTRY

     We believe the traditional way of purchasing and selling commodity chemicals, plastics and fuel products is inefficient. The process of initiating, negotiating and completing a transaction is time consuming and subjects the parties to market risk related to price fluctuations. Within this traditional marketplace, real-time market information is limited and purchasers and sellers typically transact business locally or regionally. Communications between industry parties occur primarily by telephone and facsimile and require significant paper documentation. In order to complete a transaction in the traditional marketplace for purchasing and selling commodity chemicals, plastics and fuel products, purchasers and sellers generally have to:

     - identify their purchase or sale requirements;

     - contact five to ten traders, brokers, customers, producers or other industry participants;

     - negotiate with two or more parties;

     - finalize a trade with one or more parties;

     - confirm the transaction;

     - submit and complete paperwork necessary to document the transaction;

     - determine the method of shipping and surveying the product that is the subject of the transaction; and

     - monitor the shipping, certification and delivery process.

THE CHEMATCH SOLUTION

     We offer a secure, neutral marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products which is designed to reduce the inefficiencies associated with the traditional methods of purchasing and selling these products. Our Internet-based marketplace has the following key features:

     - Real-Time, Interactive Exchange. Our members bid, offer and negotiate online for the purchase and sale of commodity chemicals, plastics and fuel products in real-time 24 hours a day, seven days a week utilizing current market information, reducing the timing and information inefficiencies associated with the chemical industry's traditional transaction process.


     - Auctions, Reverse Auctions and Tenders. Our members can conduct auctions to sell products and reverse auctions to purchase products. Members may also conduct non-binding auctions and reverse auctions commonly called tenders in which the winning bidder can be chosen based on factors including non-price considerations such as payment terms, delivery terms or delivery location.


     - Market Intelligence. Through our trading exchange, we provide our members with real-time pricing and other market information, including news, trends, commentaries and analyses about the products eligible for trading on our exchange. Additionally, we offer users of our information resource center a wide variety of information related to the petroleum and chemical industries. The content we provide enables our members to transact on a more fully-informed basis.

     - Global Reach. Unlike the geographical and temporal limitations presented by the chemical industry's traditional marketplace, our trading exchange is designed to create a global marketplace that transcends time zones and established personal networks. This global network will provide purchasers and sellers with expanded market reach.

     - Qualified Traders and Products. We screen our members based on their financial capabilities, market reputation and other criteria before they are cleared to join and participate on our trading exchange. Each product, or grade of product traded on our exchange is required to meet defined specifications such as chemical composition and other attributes including content, color and purity.

       These industry recognized standard specifications, which are listed on our exchange, come from organizations such as the American Society of Testing and Materials (ASTM) or from industry participants whose specifications have become recognized standards.

     - Pre-Selection of Trading Partners. Prior to their participation on our exchange, our members pre-select the other members from whom they will purchase and to whom they will sell products and the credit terms on which they will transact with those members. Our members may refuse to purchase from, sell to or offer credit to other members for any reason and may update their trading criteria at any time.


     - Anonymity. After pre-selecting the parties with whom they will trade, our members bid, offer and negotiate online for the purchase and sale of commodity chemicals, plastics and fuel products on our trading exchange on an anonymous basis with respect to other exchange members. Only upon matching of a trade is the identity of each party revealed and then only to the other party to the transaction. We believe this anonymity builds market efficiency by enabling our members to purchase and sell large quantities of products discreetly, thereby minimizing the potential effect on the larger market. Under the traditional methods of selling products by calling brokers or other industry participants, members would have to expose to the market whether they are long or short on a product, thereby risking that prices may rise or fall in response to their position. We believe that members who hold long or short positions in a product will prefer the anonymity of our exchange rather than having to disclose their position to other industry participants in the traditional marketplace.


     - Increased Liquidity and Velocity. We believe the efficiencies associated with our marketplace will improve liquidity within the market for commodity chemicals, plastics and fuel products, and will enable our members to improve their capacity utilization and inventory management. If these efficiencies are achieved, we believe that the velocity of trading within the chemical industry will increase, further enhancing liquidity in the marketplace.

     - Reduced Cost Structure. We believe the comprehensive solution presented by our trading exchange will allow our members to reduce the time and related expense and process steps associated with procurement, sales and marketing, and administration for the products traded on our trading exchange. Furthermore, we intend to enable our exchange to be integrated with our members' enterprise resource planning systems.

     - Reliability and Confirmation. We believe our members' ability to pre-select the parties with whom they will trade and our system's online documentation and confirmation procedures bring greater certainty to the trading process, as compared to other Internet-based trading systems on which parties may not be able to limit their trading partners to creditworthy or otherwise acceptable parties, which we believe will lead to the increased adoption of our exchange.

THE CHEMATCH STRATEGY

     Our objective is to expand upon our position as a leading Internet-based solution for purchasers and sellers of commodity chemicals, plastics and fuel products. Our strategy to achieve this objective includes the following key elements:


     Increase Adoption of our Trading Exchange to Promote Liquidity. We have targeted leading chemical companies worldwide and other leading purchasers and sellers of commodity chemicals, plastics and fuel products, including traders, brokers, distributors, manufacturers and other end users, as prospective members of our trading exchange. As of April 24, 2000, we had over 260 members on our exchange. Through our sales and marketing efforts, we intend to continue to communicate to the remainder of our target companies the benefits of our marketplace to encourage the industry's migration to and our members' use of our Internet-based trading solution. We believe the adoption of our exchange will improve liquidity within the market for commodity chemicals, plastics and fuel products.


     Expand Product Offerings. We intend to continue to expand the products eligible for trading on our exchange and about which we provide information based on evaluations of the market and input from our members. We will continue to focus on high volume commodity chemicals, plastics and fuel products. As of March 31, 2000, we permitted bids and offers on 30 products on our trading exchange and provided information on over 50 products on our information resource center.

     Enhance Functionality and Services. Many of the features and functionalities of our exchange were added based on feedback generated from our members. We intend to continue to enhance the content and functionality of our marketplace by:

     - integrating various interactive services, including broadcast and personal messaging via e-mail, pagers and other portable devices, specialized bulletin boards and other interactive features;

     - offering our members a suite of integrated products to link commercial transactions on our trading exchange with our members' back office operations; and

     - providing enhanced pricing analytics, information feeds and other interactive content.

     Expand our Marketplace through Strategic Relationships. Through strategic relationships, including those we have entered into with Stolt-Nielsen, DeWitt, Reed Elsevier, eCredit.com and TownsendTarnell, we intend to expand and enhance our marketplace by:

     - facilitating logistics for products offered and sold on our trading exchange, including transportation with online tracking, inspection and surveying, terminalling and storage and related services;

     - expanding our information service offerings;

     - offering our members a full complement of credit services; and

     - providing financial risk management services, including a forward market and unregulated financial derivatives.

     Leverage Chemical Industry Expertise. In implementing our strategy, we intend to leverage the collective knowledge and expertise of our management team, which includes more than 30 employees with 10 or more years of experience in the chemical industry. They provide strategic guidance, offer expertise in commodities, finance, sales, marketing and information technology and have significant industry contacts. In order to capitalize on this expertise, we have located our headquarters in Houston, Texas, a hub for the chemical industry.

     Maintain Integrity of Trading Exchange. We intend to maintain the third-party neutral approach of our trading exchange to maximize the adoption of our marketplace by all purchasers and sellers of commodity chemicals, plastics and fuel products, including traders, distributors, brokers, manufacturers and other end users. We believe that our neutral approach will ensure that these market participants have access to an efficient and liquid marketplace with unbiased product offerings and pricing and market information. As we enhance the features and functionality of our exchange, we intend to continue to ensure this third-party neutrality.

     Expand Internationally. We believe that the international scope of the Internet, the global presence of leading chemical companies and the worldwide demand for commodity chemicals, plastics and fuel products present opportunities to expand our international operations. We plan to leverage our technology platform and our sales and marketing personnel to take advantage of this international opportunity.

     Leverage Existing and New Technologies. We plan to utilize proven, leading-edge technologies to expand and enhance our technology platform to improve the scalability, reliability and flexibility necessary to meet the requirements of our members and the market.

CHEMATCH TRADING PROCESS

     Initiation and Selection. Our trading exchange is a user-friendly, comprehensive solution for industry participants. After executing a membership agreement, new members to the exchange are provided with a unique user name and password. Our members are required to input their user name and password each time they access our trading exchange. Individual users have either active (eligible to trade) or passive

(view only) accounts. On their first visit to our trading exchange, new active members are presented with a list of all other member companies. From this list, they decide to which companies they are willing to offer credit. By refusing to offer another member credit, the active member is either refusing to sell to that specific company or requiring that the company provide a letter of credit if and when a sale is made. Using this same list, new members also decide whether or not they will purchase from each member and whether or not they will provide a letter of credit if required. Each time members access the trading exchange, they may review and revise their selected list of trading parties by including previously excluded parties or new members or excluding previously agreed upon trading parties.

     Review of Bids and Offers. Once the new active member has completed this pre-selection process, the member is eligible to enter the trading exchange where the identity of all parties remains anonymous throughout the trading process. Within the trading exchange, members can view and submit current bids and offers as well as view current market information related to the product or products they desire to trade. All bids and offers are categorized by product. Each bid or offer contains sufficient information to enable a member to decide whether to purchase or sell, including the type of transaction, the name of the product and its specifications, applicable freight terms, quantity, price and delivery terms.

     Negotiation and Confirmation. After locating a bid or offer of interest, an active member can point and click to select that posting and will be taken to a secure negotiation screen where the member may accept the offer as posted or enter into one-on-one private, confidential counter negotiations with the other party. If the parties desire to negotiate specific terms, they can send each other information online, outlining proposed changes to the posted terms. Transactions on our trading exchange are not self-executing, even if the parties reach agreement on all terms. An accepting party must point and click on a confirmation button to confirm that the offered terms have been matched.

     After the offered terms are matched, the identity of each party to the transaction is revealed to the other party to the transaction but not to other members of our trading exchange. At the same time, the terms of the matched trade are instantaneously removed from the active screen of the trading exchange and appear on a matched transaction screen for the market to view. Concurrent with this transfer from the active screen to the matched transaction screen, CheMatch sends to each party to the transaction a summary of the negotiations and principal terms of the agreed upon transaction. At this point, the parties to the transaction must confirm and complete the transaction offline, and may arrange, if necessary, for financial settlement, logistics and other details necessary to complete the trade. From here, members can return to the trading exchange to view the market offerings.

OUR MEMBERS


     Our target members are the world's leading chemical companies and other leading purchasers and sellers of commodity chemicals, plastics and fuel products. As of April 24, 2000, we had more than 260 members on our exchange. The membership agreement is generally a standard form contract that sets forth the terms and conditions upon which a member may access our trading exchange. The standard membership agreement has an initial term of twelve months and is automatically renewed for successive twelve month periods unless either party provides written notice of termination thirty days prior to the expiration of the applicable twelve month term. The agreement may be terminated by either party for other specified reasons. The membership agreement is non-exclusive and does not obligate our members to trade on our exchange.

     The following is a list of entities that had executed membership agreements as of April 24, 2000:


Aarti Ind. Ltd.

Aectra S.A.+

AllChem Industries, Inc.*
ALPAC Marketing+
Ameripol Synpol Corporation
Aristech
Ashland Distribution Company

Ashland Specialty Chemical Co.+


Asia Chemicals*


Asichem Trading(s) PTE Ltd*

B F Goodrich Kalama, Inc.
BASF A.G.*
Bamberger Polymers, Inc.

Bayer A G+


Bayer Corporation (U.S.)+

Bayer de Mexico S.A. de C.V.

Bayer SA

Beaumont Methanol LP+

Boubyan Petrochemical Company

BP Amoco Chemicals+
BP Chemicals Trading Ltd.*

BPE (Bangkok Polyethylene)


Brenntag SA


Bridon Cordage, LLC

Brunner Mond
Bud/Alan Plastics

Cal Thermoplastics, Inc.

Celanese Ltd.+

Cementhai Chemicals Company

Chemcentral
Chemical Trading, S. L.
Chevron Chemical -- Geneva
Chevron Chemical LLC (U.S.)+
Chevron Chemical -- Singapore

CJP International

Clariant GMBH
Clark Refining & Marketing, Inc.
Coastal Catalyst & Chemical Company+
Conagra Grocery Products
Conchemco
Conoco Limited (UK)*

Conoco, Inc. (US)*


Copene Petroquimica S.A.*

Copequim
Copesul
Daihan Paint & Ink Co.

Dainippon Ink and Chemicals, Inc.


Dasheng Chemical Products, Inc.

Deltech Corporation

Diamond Koch LP

Dow Europe S A
Dow Hydrocarbons & Resources

Dragon Crown Investment Ltd

DSM
Duravin Chemicals
E. I. duPont de Nemours and Company+
E. I. duPont de Nemours and Company - Belgium
Eastman Chemical Company
Eastpoint International Marketing
EC Erdoelchemie GMBH

Enichem


Enichem Benelux

Enron Petrochemicals (Europe) Company+
Enron Petrochemicals Company (U.S.)+
Epsilon Products Company*
Equistar Chemicals LP+
Ertisa Evercrest, Inc.

Eternal Petrochemical Co., Ltd.


Evercrest, Inc.

ExxonMobil Chemical+
Fenoquimia S.A.
Fernz Specialty Chemicals
FMC Corporation

Fortrec Chemicals Ltd.

Gadiv Petrochemical Industries, Ltd.*
Gantrade Corporation
Gary Plastic Packaging Corp.
GE Bayer Silicones

GE Toshiba Silicons Co., Ltd.

General Electric Plastics+
Georgia Gulf Corporation+
Great Lakes Chemical Singapore PTE

Gropo Dermet, S.A. de C.V.

Grupo Idesa
Gujarat Alkalies and Chemicals Ltd.

H. Heller & Co., Inc.

H. Muehlstein & Co., Inc.*

Hang Cheung Merchandising Limited


Hanhwa Corporation Singapore Representative*

HCI Chemicals
HPI GMBH
Hanwra Int'l Corp.
Hedco Pakistan
Helm AG*
Helm Hong Kong

Helm U.S. Corporation

Hemisphere Polymer & Chemical
Herdillia Chemicals Limited

Huntsman ICI

Hunstman Petrochemical Corp.*
Hyosung Corporation
Hyundai Corporation

I.C.P. Chemicals Co., Ltd.

ICC Industries+
ICD America LLC
Infineum USA LP

Integra*


Interchem 2000 Asia PTE Ltd+

InterChem 2000 Ltd (Europe)+
InterChem Americas, Inc.+

Intraco Trading PTE Ltd

Ipiranga Comercial Quimica S/A

Itochu International


Jebsen & Jessen

JLM Chemicals Asia PTE Ltd
JLM Europe B.V.*
JLM International (US)+

Kanematsu Corporation (Singapore Branch)+

Koch Chemical International (US)+

Koch Nitrogen Company

Koch Refining Intl. PTE Ltd (Europe)+

Koch Refining Intl. PTE Ltd (Singapore)*

Kolmar Petrochemicals Americas, Inc.+
Landmark Chemicals (Far East) Pte Ltd+
Landmark Chemicals S A+

Laudadio Polymers+


LG Chemicals, Ltd.


LG International (S'Pore) PTE., Ltd.

LG International Corp.
LG International Japan Ltd

Lion Polymers, Inc. (Div. of Laudadio Polymers)


Lonza S.P.A.


Louis Dreyfus Plastics International


Lyondell Chemical Company+

Lyondell-Citgo Refining LP+
M Holland Company+
Magnum Solvents*
Marathon Ashland Petroleum LLC

Marubeni America Corporation+

Mass Polymers

May Enterprises Co., Ltd.


Methanex Europe S.A.

Methanex Methanol Company+
Midland Petrochemicals Ltd.*

Mikron

Millennium Inorganic Chemicals
Millennium Petrochemicals, Inc.*
Mirae International Corporation

Mitsubishi International Corporation*

Monachem International
Montell USA, Inc.

Multichem, Inc.*

Murex N.A. Ltd.
Neste Oxo AB
Neste Resins
Nissho Iwai Australia Ltd
Nissho Iwai International(s) Ltd.
Noble Americas Corp.*
Normandy Group*
NOVA Chemicals, Inc.*
Occidental Chemical Corporation
Oceana Petrochemicals AG+

Oracle Petroleum Company Limited


Orion International


Osterman & Company, Inc.*


Oxid L.P.


P.T. Polysindo EKA Perkasa*

Peninsula Trading
Penpet Petrochemical Trading GMBH

Pequiven

Performance Polymers
Petrochem UK Ltd.
Petrocquimica Triunfo*
Petroquimica Uniao SA
Petrotemex
Phenolchemie Asia Pte Ltd.
Phenolchemie GMBH & Co. KG+
Phenolchemie, Inc (US)
Phillips Chemical Co.+

Plassein Packaging Corp

Plaza Group*
PPG Industries, Inc.
Pro Form Technologies
Proppet Reichhold Rhodia-ster S/A

Pushpa America Corporation

PVC Container Corp.

Ranson PTE Ltd.

Rapid Industrial Plastics Co., Inc.*

Rayong Olefins

RCL Industries(s) Private Ltd.*
Reichhold

Resin Technology Inc.


Resin Technology, LLC.


Rhodia Brasil Ltda*

Rhodia-Ster S/A*
Rohm and Haas Company

Roscom, Inc.


Ruetgers AG

Sam Hyun Co., Ltd. Agent for Oceana
Sam Nam Petrochemical
Samsung America, Inc.+
Samsung Corporation (Korea)
Samsung General Chemicals

Sasol Chemicals Europe Ltd


Sasol Solvents+

Scott Bader Company
Sentra Sintetikajaya Pt
Shell Chemical Company+

Shell Chemicals Ltd. (Europe)*
Shuman Plastics
Siam Chemicals Trading Co., Ltd.

Sierra1 International

Sinochem Tianjim Imp & Exp Shezhen Corp.
SK Chemicals
SK Corporation (Korea)*
SK Global Americas, Inc.+
SK Global Co., Ltd. (Korea)*

Solvents and Chemicals, Inc.

Southern Chemical Corp
Southern Plastics*
Southwest Solvents & Chemicals Co.

Spectrum Polymers*

SPP Agaprint
Sterling Chemicals, Inc.+
Stylette
Sudamericana de Fibras SA
Sun Company, Inc.*
Talichem S A*
Tauber Petrochemicals Co.+
Texas Petrochemicals Corporation*

The Scotts Company

Thornton and Company, Inc.*
Tomen America, Inc.

Tomen Corporation, Singapore Branch

Trademark Plastics Corporation*
Tradepaints
Trammochem (US)+
Trammochem AG+
Tricon Energy Ltd+
Trump Chemical Corp.
Tuntex Petrochemical
U-Jin Chemical Co.
Ultramar Diamond Shamrock+
Union Carbide Corporation
Union Petrochemical Corp.
Unipar
Valero Marketing & Supply+
Veba Oel A. G.*
Venro Chemical Corporation
Vinmar International Ltd*

Vitol SA, Inc.*

Voest Alpine (Singapore)*
Voest Alpine Intertrading A. G.+
Voest-Alpine Intertrading USA, Inc.+
Westlake Petrochemical Corp.+
Westway Terminal Company, Inc.
Wexford International
Wilsonart
Windsor Chemicals, Inc.
Winsway (Group) Enterprise Ltd.
Xiangfan Shuxiong Chemical & Pharm.

YPF S.A.*


---------------------
+ Indicates member has completed a trade on our exchange.
* Indicates member has made a bid, offer or counteroffer on our exchange but not completed a trade.


     Some of our members are affiliated with each other. These affiliated entities are precluded from trading with each other on our exchange. As of April 24, 2000, 51 of our members had completed one or more transactions on our exchange, and an additional 48 members had made a bid, offer or counteroffer but not completed a trade. During the quarter ended March 31, 2000, three of our members accounted for 18%, 17%, and 11% of the transactions on our exchange as measured by metric tons traded. During fiscal 1999 and the three months ended March 31, 2000, 53 and 133 companies, respectively, joined our exchange as members.

PRODUCTS OFFERED

     The following commodity chemicals, plastics and fuel products are presently eligible to be traded on our exchange. We have indicated the approximate market size and typical end uses associated with these products.


                                        ACTUAL NOTIONAL VALUE
                                        TRADED ON OUR EXCHANGE
                         ESTIMATED         SINCE INCEPTION
      PRODUCTS          MARKET SIZE     THROUGH MARCH 31, 2000                  TYPICAL END USES
                       (IN BILLIONS)        (IN MILLIONS)
COMMODITY CHEMICALS
  Acetone............       $1.4                $   --           pharmaceuticals, resins, solvents
  Benzene............        8.3                 116.0           fibers, paints, plastics
  Butadiene..........        4.0                    --           elastomers, nylon, plastics
  Caustic Soda.......        5.7                    --           alumina, paper, pulp,
  Cumene.............        3.5                    --           resins, solvents
  Cyclohexane........        2.0                    --           nylon fiber
  Ethylbenzene.......       11.5                    --           plastics, synthetic rubber
  Ethylene Glycols...        6.6                    --           anti-freeze, film, polyester fibers, resins
  Mixed xylenes......        5.1                  14.3           fibers, plasticizers, solvents
  Orthoxylene........        1.1                    --           plasticizers
  Paraxylene.........        7.2                  13.1           polyester fibers
  Phenol.............        4.5                   0.6           fibers, resins
  Propylene..........       20.0                    --           acrylic acid, acrylonitrile, cumene
                                                                 polypropylene
  Styrene Monomer....       14.4                  20.4           fiberglass, plastics, resins, synthetic rubber
  Toluene............        3.3                   2.4           gasoline blending, resins, solvents
FUELS
  Methanol...........        6.0                   3.5           antifreeze, MTBE
  Methyl Tertiary -
     Butyl Ether
     (MTBE)..........        5.2                   6.7           gasoline blending, oxygenate
  Naphtha............       28.1                    --           fuel, lighter fluid, solvents
  Purified
     Terephthalic
     Acid (PTA)......        8.5                    --           plastics, polyester fibers, resins
PLASTICS
  Polyethylene.......       34.8                   0.3           film, injection molding, rigid containers
  Polypropylene......       21.9                    --           film, injection molding
  Polystyrene........       12.7                    --           packaging and shipping materials
  Polyvinyl Chloride
     (PVC)...........       18.2                    --           doors, packaging, pipes, window frames
FERTILIZERS
  Ammonia............       15.0                    --           animal feed, fertilizers, fibers
  Diammonium
     Phosphate
     (DAP)...........        3.7                    --           fertilizer blending, soil application
  Monoammonium
     Phosphate
     (MAP)...........        1.1                    --           fertilizer blending, soil application
  Potash.............        2.0                    --           fertilizer, soap
  Urea...............        8.0                    --           fertilizers, livestock feed, melamine, resins


     We expect to add various organic and inorganic chemicals, plastics, vinyls and fuel products to our trading exchange during 2000. Benzene accounted for approximately 69% of the physical trading volume on our exchange in fiscal 1999 and approximately 54% in the quarter ended March 31, 2000. Benzene, which was the first product available on our exchange, was one of eight products eligible for trading for all of fiscal year 1999 and one of eleven products eligible for trading for all of the quarter ending March 31, 2000.

INFORMATION RESOURCES

     In addition to the relevant product and market information our members view while trading products on our exchange, we offer users of our information resource center access to an extensive collection of industry related information. The providers and types of information we offer include:

PLATT'S MARKET REPORTS
  Platt's Petrochemical Alert
  Platt's Petrochemical Report
  Platt's Petrochemical Specifications

MOTOR FUELS INFORMATION
  State and Federal Resources
  Motor Fuels Data
  News Forums

TECNON CONSULTING
  23 Market Newsletters
  44 Product Specific Reports
  Investment and Strategy Appraisals
  Global Market Overviews

OPIS ENERGY GROUP
  OPIS News Alerts
  OPIS Gas Liquids
  OPIS Jet Fuel
  OPIS West Coast
  OPIS Refinery Feedstocks
  OPIS Rack Prices
  OPIS Center

CPI CONSULTING ASSOCIATES, INC.
  CIMBal(TM)
  Approach & Methodology
  Competitive Analysis
  Chemical Industry Analysis
  Financial Analysis
  Litigation Support
  Product Analysis

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships to, among other things, build our membership, increase the trading volume on our exchange and enhance our trading exchange generally. We have also contracted with third parties to provide credit services and to facilitate logistics for our members. We believe these strategic relationships will help establish CheMatch as the leading Internet-based exchange for the chemical industry.

     BAYER AG

     Bayer AG is a subsidiary of Bayer Group, an international, research-based company with major businesses in life sciences, polymers, and specialty chemicals. Bayer has agreed to use our trading exchange as its preferred platform for e-commerce trading of the products offered on our trading exchange through December 31, 2001. In connection with Bayer's cash payment of approximately $2 million for our common stock, we have credited Bayer's trading account in the same amount against which any commissions generated by Bayer as a result of any trades on our exchange will be debited. Accordingly, we will record any commissions generated from Bayer net of the $2 million credit through December 31, 2001 in our statement of operations.

     COMPUTER SCIENCES CORPORATION

     Computer Sciences Corporation is a leading international provider of information technology services to commercial and government markets. CSC has agreed to market our trading exchange and information resource center to companies we have targeted as prospective members in exchange for commissions related to these efforts. CSC has a right of first negotiation to provide consulting services required by us, including strategic consulting, marketing, new product development, system development management, international pursuits, logistics, letters of credit and credit enhancement. During the term of our strategic relationship, we have also agreed that CSC will be our preferred information technology systems integrator so long as CSC's rates are competitive and its technology and performance are reasonably acceptable to us and we will be CSC's preferred exchange for trading commodity products. CSC has also agreed not to compete with us during the term of our strategic relationship and for a period of one year after termination of the strategic relationship. The strategic relationship may be terminated by either party upon 30 days' written notice.

     DEWITT & COMPANY, INCORPORATED

     DeWitt & Company, Incorporated is an international consulting and information provider serving the petrochemical industry. We have agreed that DeWitt will provide chemical industry trading analytics for our trading exchange for which we pay $6,250 per month, and we have granted to DeWitt a right to a preferred display on our trading screen for products and services offered by DeWitt. We have also agreed to share promotional costs from time to time. We have the right to terminate the Alliance Agreement at any time upon the payment to DeWitt of $500,000. DeWitt may terminate the Agreement upon one year's prior notice and the payment of $60,000.

     E.I. DUPONT DE NEMOURS AND COMPANY


     E.I. duPont de Nemours and Company is a global science company focused on chemical and materials sciences and biological sciences. DuPont has agreed to work with us to add an agreed upon list of parties to our trading exchange in exchange for commissions related to these efforts. If these parties, prior to December 31, 2000, complete five trades not involving duPont, or four trades involving duPont, or two or more transactions with duPont with a product value in the aggregate in excess of $3 million, duPont will earn commissions ranging from $50,000 to $100,000 up to an aggregate maximum of $2 million. Such commissions, however, must be used to purchase common stock of CheMatch at its fair market value at the time of earning the commission. Dupont has agreed to use our trading exchange exclusively through November 11, 2000 for trading bulk chemicals and polymers and refined oil products over the Internet and use reasonable efforts to trade an increasing amount of spot purchases on our exchange for a four year period from January 1, 2001. DuPont has agreed through November 11, 2000 to provide us at no cost with a full time employee with relevant market knowledge to work on increasing the volume of trading on our exchange. DuPont has also agreed for the same period not to invest in companies that provide an on-line neutral marketplace with product offerings that significantly overlap with those available on our trading exchange. DuPont has also provided us with a $2 million credit towards the purchase of its products and services. This credit will exist until December 1, 2002 and may be applied to market development, advertising, safety, health, environmental, logistics and other products and services that we mutually agree upon.


     ECREDIT.COM

     eCredit.com is a leader in the market for real-time credit, financing and related services for e-businesses. We have contracted with eCredit.com to provide online business verification services. eCredit.com's Global Financing Network(TM) will enable us to offer real-time, online corporate verification of potential business partners. The Global Financing Network provides web-enabled access to Dun & Bradstreet and Experian information sources. Our trading exchange is designed to provide our members the opportunity to transact with other parties with whom they do not have pre-existing relationships. We are working with eCredit.com to provide additional services from the Global Financing Network that would enable our members to make credit and financing decisions that can be processed in real time. These capabilities will allow our members to transact with new business partners with greater confidence.

     GENERAL ELECTRIC COMPANY

     General Electric is a diversified services, technology and manufacturing corporation whose products include plastics. General Electric has agreed to use our trading exchange on a preferred, good faith basis for its e-commerce purchasing, trading or auctioning of any bulk commodity petrochemicals offered on our exchange through December 31, 2001. In addition, General Electric has agreed to use reasonable business efforts to assist us in developing viable e-commerce trading activity in specified contract-dominated markets where General Electric is a significant buyer. General Electric has also agreed to promote our trading exchange to a specified number of agreed upon potential members of our trading exchange. We have agreed to negotiate in good faith with General Electric regarding its ability to act as a supplier of credit insurance to be used by us in the future and have provided General Electric the right to match any third party offers relating to comparable services. Without the other party's written consent, we and General Electric have agreed not to solicit each other's employees through December 31, 2002.

     MUEHLSTEIN HOLDING CORPORATION

     Muehlstein Holding Corporation is the parent company of H. Muehlstein & Co. Inc., an international marketer and reseller of plastic and rubber polymers. Muehlstein has agreed to use good faith efforts to use our trading exchange on an exclusive basis through December 31, 2001 for any chemicals and plastics that it buys, sells, trades, auctions or otherwise transfers using e-commerce to the extent those products are traded on our exchange. Nevertheless, Muehlstein may in its sole discretion, but acting in good faith, use platforms other than ours for selling and buying purposes or where suppliers require the use of other platforms. We have agreed to credit Muehlstein's trading account on a dollar-for-dollar basis in the amount of payments made under the promissory note executed by Muehlstein in connection with its purchase of our common stock, against which any commissions generated by Muehlstein through May 1, 2002 will be debited. Accordingly, we will record any commissions generated from Muehlstein net of the $1 million credit through May 1, 2002 in our statement of operations.

     STOLT-NIELSEN TRANSPORTATION GROUP LTD.

     Stolt-Nielsen Transportation Group Ltd., a subsidiary of Stolt-Nielsen S.A., is the world's leading provider of transportation services for bulk chemicals, edible oils, acids and other specialty liquids. We have executed a strategic alliance agreement with Stolt-Nielsen's affiliate, Optimum Logistics Ltd., commonly known as ChemLink.com, an Internet-based logistics operating system. We intend to integrate the ChemLink System into our trading exchange to permit our members to procure transportation and other logistic services for bulk chemicals from a variety of service providers, as well as manage and monitor shipments through all phases of the supply chain. The services that we expect to be offered through the ChemLink system include firm freight fixtures and rate indications for liquid chemical products, shipping and customs brokering, freight forwarding, cargo inspection and surveying, terminaling and storage and inventory management and tracking services and related documentation. The alliance has a term of three years, which may be extended if agreed upon criteria are met. CheMatch and ChemLink have agreed to pay each other fees equal to 20 percent of commission revenue earned by either CheMatch or ChemLink from customers of the other company up to $5 million per year. The parties have also agreed to assist each other in establishing commercial relationships with certain target companies in exchange for 20 percent of the gross revenues earned and received by the other party. ChemLink has agreed to offer CheMatch the option to invest at least $1 million in a private offering of securities of Optimum involving an aggregate amount of at least $5 million.

     TOWNSENDTARNELL, INC.

     TownsendTarnell, Inc. is a global consulting firm that specializes in plastics and chemical market reports, end market analysis databases for the automotive materials, pipe and construction industries, and benchmarking studies. It provides industry-focused, confidential business information reports, credit, marketing and sales lead generation services to qualifying suppliers in the plastics and chemical industry. In connection with TownsendTarnell's purchase of our common stock, we have entered into a consulting agreement with TownsendTarnell. During the first six months of the consulting agreement, TownsendTarnell's personnel are required to use their best reasonable efforts to promote the use of our trading exchange by potential buyers of thermoplastic resins in North America and Europe. TownsendTarnell's efforts will be directed towards approximately 800 entities identified by us as potential users of our trading exchange and related services. Additionally, TownsendTarnell will provide us with various credit services. Under the consulting agreement, we have agreed to pay TownsendTarnell $70,000 per month for nine consecutive months, commencing February 1, 2000. The consulting agreement is cancelable by mutual consent or upon six months notice.

     Additionally, TownsendTarnell has agreed to provide us with a business plan relating to the creation and development of TownsendTarnell.com. Assuming the business plan is acceptable to us, we have agreed to extend TownsendTarnell a $500,000 line of credit. TownsendTarnell has offered us an option to invest $1 million in any private offering of securities relating to TownsendTarnell.com involving an aggregate amount of at least $5 million.

     WILLIAM HEINEMANN INC.

     William Heinemann is a subsidiary of Reed Elsevier plc, an international publisher and information provider with three primary business segments: scientific, professional and business-to-business. Reed's publications include Chemical News & Intelligence, Asian Chemical News, European Chemical News and Chemical Insight. We have agreed to purchase information content, advertising and other promotional material and services from William Heinemann or a designee of William Heinemann in amounts totaling at least $500,000 between January 1, 2000 and January 1, 2002. The products and services we have agreed to purchase will be priced from time to time as we mutually agree. We will integrate information provided by Reed into our information resource center.

SALES, MARKETING AND SUPPORT

     We market and sell our products and services through a direct sales force that targets the world's leading chemical companies and other leading purchasers and sellers of commodity chemicals, plastics and fuel products. Our sales process leverages our management expertise and is made through a multi-tiered approach of:

     - solicitations made by our senior executives;

     - direct sales by industry specialists;

     - proactive customer support representatives; and

     - traditional presentations and participation at industry conferences and trade events.

     Our senior executives and other industry specialists are an important part of the sales process due to their significant experience in the chemical industry and personal contacts within their given area of expertise. Our sales process is highly personal and interactive, targeting executive officers and key decision makers within a prospective organization. To encourage trading on our exchange, we often notify individual traders within companies who are active purchasers or sellers of products that are the subject of an outstanding offer or bid on our exchange. Our industry specialists will also notify these individuals when significant trades are completed on our exchange that involve the products frequently traded by those individuals.


     Our customer service representatives complement our direct sales force. Each new member is assigned a customer service representative who is responsible for ensuring that the new member has received proper training and is fully adept at transacting business on our exchange. In addition, these representatives serve as day-to-day contacts for general and administrative inquiries that our members may make and are responsible for building and maintaining relationships with our members. With the recent openings of our international offices in Hong Kong, Manchester, England, Singapore, Tokyo, Japan and Zurich, Switzerland, we have commenced the deployment and execution of direct sales and customer service representatives internationally to accommodate the specific needs of international markets. With the opening of these new locations, we had 41 sales and marketing employees and consultants as of March 31, 2000, with 35 individuals based domestically and 6 based internationally.


     Our marketing efforts have focused exclusively on establishing our marketplace as the preferred online site for trading commodity chemicals, plastics and fuel products. To increase critical mass and name awareness, we utilize industry publication advertising, public relations, direct mail campaigns, and presentations at industry trade shows and conferences. We also utilize electronic communications and information on our web sites to market our trading exchange.

OUR TECHNOLOGY

     We have developed our Internet-based solution utilizing proprietary programs and, where appropriate, commercially available, licensed technologies. The current platform underlying our trading exchange was developed using Microsoft Windows NT architecture, utilizing Active Server Pages, a Microsoft Internet Information Server and a Microsoft SQL Server database. We are continually adding features and functionality to our existing platform to meet the requirements of our members, the market and our expanding business model.


     In 2000, we intend to transition a number of functions from our existing platform to a new system architecture which is being designed by Computer Sciences Corporation. Our new platform is a multi-tier, object oriented and component-based architecture using tools such as Java, Enterprise Java Beans and Oracle, and hardware from Sun, Compaq and Cisco. This new architecture should allow us to quickly add functions and features to support our rapidly evolving business goals and directives. We have planned enhancements to our technology platform that will enable our members to, among other things:


     - participate in new exchange functions, including auctions;

     - personalize information available on our exchange and information resource center based on their user profile; and

     - receive broadcast and individual messages via e-mail, pagers or other similar devices regarding trading activity on the exchange.

     When implemented, we expect our new architecture to be characterized by the following key features:

     Scalability. Our architecture will be scalable, enabling us to accommodate our expanding business model as well as adding new members. This scalability should permit us to quickly add members, products and services to our exchange and increase trading volume without incurring significant infrastructure costs.


     Speed and Capacity. Our new system will be designed to support hundreds of trades per day, with sub-second response times for critical transactions. We are developing our new system architecture to support more than 7,000 registered traders and to have enough initial capacity to support ten to fifteen transactions per second. With the appropriate hardware upgrades the transaction throughput can be scaled up to 50 times this level.



     Reliability and Availability. Our new system architecture will be hosted by Digital Island, Inc., a first tier web hosting provider, who will provide most key infrastructure services, including Internet connectivity, hardware and software support and performance monitoring. Our exchange is supported by a fully redundant configuration which we believe will be able to sustain a partial failure without affecting our customers. We have service level agreements in place to provide support 24 hours a day, seven days a week and ensure the operational availability our members require.


     Security. Our new system architecture is designed to include many security features, including member passwords, user profiling and system administration logs. Multiple layers of security, including secure sockets layer technology, protect our application and data. Our application supports up to 128-bit standard encryption technology, along with monitored firewalls and other restrictions and physical or electronic separations to prevent harm to the application and data.

PROPRIETARY RIGHTS

     We rely on a combination of trademark, copyright and patent law, trade secret protection license and confidentiality and non-competition agreements with our employees, members and business allies to protect our proprietary rights in products, services, know-how and information. We have filed a U.S. patent application for certain of our business methods and procedures used in our exchange. We have received federal trademark registrations for CHEMATCH ONLINE (with stylized design), CM (with stylized design) and PETROCHEM.NET (with stylized design). Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology. We cannot be certain that our services will not infringe patents or other intellectual property rights that may relate to our services although we are not aware of any such infringement. Like other technology and Internet-based businesses, we face the risk that we will be unable to protect all of our intellectual property and other proprietary rights, and the risk that we will be found to have infringed the proprietary rights of others.

COMPETITION

     The market for business-to-business commerce on the Internet is new and rapidly evolving, and competition exists and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. We believe that the success of companies seeking to create an Internet-based solution for trading commodity chemicals and other products and providing related services will depend on the following factors:

     - the adoption of the solution by a significant number of users;

     - the quality and reliability of the solution;

     - the breadth and depth of product and service offerings; and

     - the ease of use and convenience of the solution.

     We presently face competition from a number of companies offering or planning to offer Internet-based trading solutions to the chemical or related industries. These competitors include AutoBase Information Systems Inc. (efuel.com), ChemConnect, Inc., ChemCross.com, Inc., Commerce One, Inc., Commerx, Inc. (PlasticsNet.com), e-Chemicals Inc., fob.com, FreeMarkets, Inc., PurchasePro.com, Inc., VerticalNet, Inc. and their respective affiliates. We face additional competition from large, established chemical companies and others who offer Internet-based alternatives to the traditional methods of purchasing and selling commodity chemicals and other products we currently offer or intend to offer in the future. Some of these companies have longer operating histories, greater name recognition, an established network of potential users and significantly greater financial, technical and marketing resources than we do. These potential competitors may be able to undertake more extensive marketing campaigns for their Internet-based solution and adopt more aggressive pricing policies in attracting potential users of their solution. For these reasons, our ability to compete effectively against these enterprises is uncertain. Any of these alternative solutions may gain greater market acceptance than our marketplace.

GOVERNMENT REGULATION

     As with many Internet-based businesses, we operate in an environment of tremendous uncertainty as to potential government regulation. We believe that we are not currently subject to direct regulation applicable to online commerce, other than regulations applicable to businesses generally. However, the Internet has rapidly emerged as a commerce medium, and governmental agencies have not yet been able to adapt existing regulations to its use. Future laws, regulations and court decisions may affect the Internet or other online services, covering issues such as user pricing, user privacy, freedom of expression, access charges, taxation, content and quality of products and services, advertising, intellectual property rights and information security. In addition, because our services are offered worldwide, and we facilitate sales of goods to clients worldwide, foreign jurisdictions may claim that we are required to comply with their laws. Any future regulation may have a negative impact on our business.

     Because we are an Internet company, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines and penalties and could result in our inability to enforce agreements in that jurisdiction.

     Numerous states have laws and regulations regarding the conduct of auctions and the liability of auctioneers. We do not believe that these laws and regulations, which were enacted for consumer protection many years ago, will apply to the online auction services that we expect to introduce. However, one or more jurisdictions may attempt to impose these laws and regulations on these operations in the future.

     Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, the costs of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any such legislation or regulation could materially adversely affect our business.

     COMMODITIES REGULATION

     Through our exchange, we facilitate trading in forward contracts and financial derivatives known as swap agreements. Forward contracts, which are contracts in physical commodities for deferred shipment or delivery, are not subject to the Commodity Exchange Act or to CFTC rules and regulations. Swap transactions are conducted on our exchange in reliance on the CFTC's exemption for certain swap agreements.

     We limit participation in forward contracts on our exchange to companies and persons that are commercially active in the petrochemicals industry and market and that normally take physical delivery of the commodity through customary commercial channels. Further, transactions are not completed on our exchange since, after matching offered terms on our exchange, participants must enter into bilateral purchase and sale agreements offline in order to create legally binding transactions.


     We also facilitate trading in swap agreements, in which the parties exchange cash payments with reference to changes in the price of a commodity or another agreed benchmark. The Commodity Exchange Act requires that trading in many instruments regulated by the CFTC must be confined to designated contract markets. However, swap agreements that meet the CFTC's exemption standards or its policy statements regarding swaps may be offered and entered into without using a designated contract market. While these exemption standards are not free from ambiguity as they apply to online exchanges such as ours, we believe that our swap program conforms with these standards. In particular, we believe that the participants on our exchange meet the criteria of "eligible swap participants" as defined by the CFTC. Further, after matching offered terms on our exchange, participants must enter into bilateral swap agreements offline in order to create legally binding swap transactions. Moreover, we believe that our program to facilitate swap transactions conforms with the CFTC's swaps policy statement. If the CFTC or a member of our exchange were to take the position that the swap agreements entered into by members on our exchange are required to be entered into using a designated contract market and if that position were sustained by a court having jurisdiction over us or our members, we could not continue to offer a swap program, and the swap agreements previously entered into could be unenforceable, possibly resulting in claims against us and the counterparties to those transactions. Furthermore, the CFTC might seek fines and penalties against us. The mere threat of such a challenge by the CFTC might cause us to cease facilitating the trading of swap agreements. Furthermore, if the CFTC were to take other adverse actions, such as effecting a change in CFTC rules or policies that would prohibit us from facilitating swap transactions, or if Congress were to amend the Commodity Exchange Act in an adverse manner, our ability to offer a swap program could be impaired or foreclosed. The occurrence of any of these events would adversely affect our business, results of operations and financial condition.


     The Commodity Exchange Act and existing CFTC policies currently provide that, with certain exceptions, transactions in futures contracts and options thereon must be conducted only on or through a board of trade that has been designated by the CFTC as a contract market. The qualifications required for such designation include features that are not found in our exchange, and we are not eligible for contract market designation. Therefore, we are unable to offer futures contracts or options thereon directly through our exchange.

FACILITIES


     Our principal executive offices are located at 2900 North Loop West, Suite 1120, Houston, Texas 77092. We also maintain domestic offices in New York, New York, San Ramon, California and Stamford, Connecticut, and international offices in Hong Kong, Manchester, England, Singapore, Tokyo, Japan and Zurich, Switzerland. We lease office space in each of these cities.


EMPLOYEES

     As of March 31, 2000, we had 64 employees. We are not subject to or bound by any labor or collective bargaining agreements.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The directors, executive officers and other officers of CheMatch, and their respective ages and positions or responsibility as of March 31, 2000, are as follows:


NAME                            AGE                     POSITION -- RESPONSIBILITY
Carl McCutcheon...............   47   Chairman, President and Chief Executive Officer
Lawrance McAfee...............   45   Executive Vice President, Chief Financial Officer, Secretary
                                      and Director
Fred Cook.....................   57   Senior Vice President and General Manager -- North America
John Sharum...................   53   Senior Vice President and General Manager -- International
Michael Appling...............   33   Vice President -- Corporate Development
Kevin Boyle...................   45   Vice President -- Analytics
Don Churchman.................   49   Vice President -- Polymers
Scott Creasman................   34   Vice President -- Controller and Assistant Secretary
Clifton Currin................   45   Vice President -- Olefins
Gerard Elias..................   34   Vice President -- Communications and Investor Relations
Michael Ereli.................   38   Vice President -- Technology
Matthew Frye..................   39   Vice President -- Sales and Marketing
Roberta Kowalishin............   38   Vice President -- Technology Ventures
Roger Leedy...................   57   Vice President -- Aromatics
Joseph Mathew.................   31   Vice President -- Information and Analytics
Simon Palmer..................   37   Vice President -- Aromatics and Chemical Intermediates
Paul Pryzant..................   43   Vice President -- Co-General Counsel and Assistant Secretary
Jim Rahe......................   59   Vice President -- Olefins and Inorganics
Scott Shelton.................   53   Vice President -- Co-General Counsel and Assistant Secretary
Barry Siler...................   55   Vice President -- Crude Oil and Refined Products
Kevin Wenta...................   36   Vice President -- Business Development and e-Strategy
Earl Armstrong................   55   Director
Bob Gower.....................   62   Director
Janet Hickey..................   55   Director
James Saviano.................   57   Director
David Tabors..................   28   Director


     CARL MCCUTCHEON joined CheMatch in June 1999 as President and Chief Executive Officer and was elected Chairman in January 2000. Prior to joining CheMatch, Mr. McCutcheon served as senior vice president of term marketing for Koch Industrial and Utility Services from June 1997 to December 1998. Mr. McCutcheon was a vice president for Enron Capital and Trade Resources from February 1995 to May 1997. From November 1992 to February 1995, Mr. McCutcheon was a vice president for Agricultural Minerals and Chemicals and its successor company, Terra Industries. He served as vice president and general manager for Williams Power Company and in various officer and management positions for various subsidiaries of Williams from December 1979 to October 1992. Prior to his service with Williams, Mr. McCutcheon was an auditor with Ernst & Young. Mr. McCutcheon received a B.S. B.A. from the University of Tulsa in 1973 and an M.B.A from Harvard in 1976. He is a member of the AICPA. Mr. McCutcheon also served as a commissioner on the State of Oklahoma Natural Gas Policy Commission from 1994 to 1996.

     LAWRANCE MCAFEE joined CheMatch in September 1999 as Chief Financial Officer and Secretary and was appointed Executive Vice President and Director in February 2000. Prior to joining CheMatch, Mr. McAfee served as executive vice president and chief financial officer, and was a member of the board of directors of ITEQ, Inc. from March 1993 to September 1999. He served as chief financial officer and a member of the board of directors for Waste Processor Industries, Inc. from May 1991 to March 1993.

Mr. McAfee was senior vice president and chief financial officer of Stillbrooke Corporation from April 1989 to February 1991 and served as chief financial officer and held other financial management positions with US Home Corporation from April 1982 to May 1989. Prior to joining US Home Corporation, Mr. McAfee held financial management positions with Transco Companies and First National Bank in Dallas. He received a B.B.A. from the University of Texas at Austin in 1977 and an M.B.A. from Southern Methodist University in 1978.

     FRED COOK joined CheMatch, Inc. in April 1997. He was a founder of CheMatch, Inc. and led the software design phase, market introduction, and commercial launch of CheMatch, Inc. He is currently Senior Vice President and General Manager of North America and is responsible for monitoring and expanding our exchange. Prior to joining CheMatch, he was a special projects manager for Enron focusing on new capital investments and joint ventures in the olefins industry from October 1994 to March 1997. From February 1966 to May 1994, Mr. Cook held a number of sales and marketing positions with the Dow Chemical Company, including commercial director for the Hydrocarbons and Energy Group and vice president in charge of monomers. He received a B.S. from Louisiana State University in 1966.

     JOHN SHARUM joined CheMatch in November 1999 as Vice
President -- International and was appointed Senior Vice President and General Manager -- International in January 2000. Prior to joining CheMatch, Mr. Sharum was a vice president in Chevron Chemical Corporation's international division from February 1996 to September 1999. He received B.S. and B.S.E. degrees from the University of Michigan in 1970 and a M.B.A. from Golden Gate University in 1984.


     MICHAEL APPLING joined CheMatch in March 2000 as Vice
President -- Corporate Development. Prior to joining CheMatch he served as chief financial officer and vice president of American Eco Corporation from June 1999 to March 2000. He served as vice president of finance and accounting and director of corporate development for ITEQ, Inc., from September 1997 to May 1999. From 1991 to 1997, Mr. Appling worked for the audit practice of Arthur Andersen LLP, most recently as manager where he served several public companies extensively involved in mergers and acquisitions. He is currently a member of the Board of Directors of American Eco Corporation and U.S. Industrial Services. He received a B.B.A. from Tarleton State University in 1990.


     KEVIN BOYLE joined CheMatch in July 1999 as Vice President -- Analytics. He is responsible for building our information resource, developing new alliances and bringing new product offerings to our exchange. Prior to joining CheMatch, Mr. Boyle was employed by Koch Chemical Company from July 1997 through July 1999 where he built the analysis function to guide trading, financial derivatives and commercial development. Prior to his service with Koch, he was responsible for market research of polymers and petrochemicals at Occidental Chemical. Mr. Boyle received a B.S. in Chemistry from the University of Wisconsin at Parkside in 1977 and an M.B.A. from State University of New York at Buffalo in 1987.

     DON CHURCHMAN joined CheMatch in July 1999 as Vice
President -- Polymers. Prior to joining CheMatch, Mr. Churchman was a senior vice president and a co-founder of Performance Polymers where he was employed from May 1989 to July 1998. While at Performance Polymers, he managed raw material supply relationships and a joint venture with Prochem International, a plastics and chemical international trading enterprise with commercial relationships in the Pacific Rim, South America, Europe, Africa, India and the Middle East. From January 1987 to May 1989, Mr. Churchman was vice president of sales and marketing with Plastic Distributing Corporation. He was also a director of sales and marketing for Polycom Huntsman from June 1985 to January 1987 which acquired Georgia Pacific's Polymer Materials Division where he was business manager of plastics resins from January 1984 to June 1985. He also served as marketing manager of polypropylene and held various product and sales management positions with Rexene Polyolefins Co. from April 1977 to January 1984.

     SCOTT CREASMAN joined CheMatch in September 1999 as Vice
President -- Controller. Prior to joining CheMatch, he served as vice president -- controller of Chemical Logistics Corporation from June 1998 through April 1999. From November 1997 through June 1998, Mr. Creasman was employed by U.S. Legal Support, Inc. as vice president and corporate controller. From October 1996 through August

1997, he served as controller of Brink's Home Security, Inc. From July 1990 through October 1996, Mr. Creasman was with Texas Eastern Products Pipeline Company, the operator of a publicly held petroleum products pipeline company, most recently serving as their controller. He received a B.B.A. from the University of Texas at Austin in 1987 and is a registered Certified Public Accountant in the state of Texas.

     CLIFTON CURRIN joined CheMatch in February 2000 as Vice
President -- Olefins. Prior to joining CheMatch, Mr. Currin was a vice president of materials management with Equistar Chemicals LP from May 1998 to November 1999. Previously he served as a vice president of Lyondell Chemical Company from October 1994 to May 1998. Prior to his service with Lyondell, Mr. Currin was with ARCO. He received a B.S. and Masters from Cornell University in 1976 and 1977, respectively, and an M.B.A. from the University of Houston in 1981.

     GERARD ELIAS joined CheMatch in September 1999 as Vice
President -- Communications and Investor Relations. Prior to joining CheMatch, Mr. Elias was a director for Burson-Marsteller from August 1995 to August 1999. He received a C.A.M. from City University and the London School of Economics in 1986.

     MICHAEL ERELI joined CheMatch in November 1999 and was appointed Vice President -- Technology in January 2000. Prior to joining CheMatch, Mr. Ereli was the Information Technology director for Koch Energy from February 1998 to October 1999 where he helped transform Koch from an asset-focused enterprise to a commodity trading organization. From September 1994 to January 1997, he worked as a principal in the energy practice of CSC Consulting. Primarily in a business development role, Mr. Ereli helped a number of energy companies develop e-commerce strategies, implement gas and power trading systems and initiate business process change. From August 1984 to August 1994, he worked for Andersen Consulting, ultimately serving as a manager in their global energy practice. Mr. Ereli received a B.A. from Harvard University in 1984.

     MATTHEW FRYE joined CheMatch in July 1999 as Vice President -- Sales and Marketing. Prior to joining CheMatch, Mr. Frye served as vice president of electronic trading systems for Altra Energy Technologies from January 1996 to March 1999. Prior to launching Altra Energy Technologies, he was employed by Williams Energy Ventures from May 1993 to December 1995 where he served as a business unit manager and was responsible for the development of the first real-time, anonymous online commodity trading system. Mr. Frye also worked as a senior marketing representative and business development representative for Williams Energy Company from December 1988 to April 1993, and as a senior financial analyst for Tenneco Oil Company from January 1988 to December 1988. From June 1983 to December 1987, Mr. Frye was an accountant for Samson Resources. He received a B.S. from Oklahoma State in 1983 and an M.B.A. from the University of Tulsa in 1987.

     ROBERTA KOWALISHIN joined CheMatch in February 2000 as Vice
President -- Technology Ventures. Prior to joining CheMatch, Ms. Kowalishin was a partner and lead strategist with Computer Sciences Corporation's e-business practice from April 1996 to February 2000. While at CSC, she led several e-business strategy projects in financial services, chemicals, auctions and industrial products markets. From July 1994 to February 1996, she was a vice president at JP Morgan, leading emerging markets infrastructure technologies. She also held the position of information technology manager at Agrium, Inc., North America's largest producer of nitrogen fertilizers and a major producer of potash and phosphate fertilizer, from December 1987 to August 1992. Ms. Kowalishin received an M.S. from the MIT Sloan School of Management in 1994 and a B.C. from McGill University in 1984.

     ROGER LEEDY joined CheMatch in July 1999 as Vice President -- Aromatics. Prior to joining CheMatch, he was general manager of JLM International's Houston office from May 1998 to June 1999, where he specialized in commodity aromatics trading. From March 1989 to April 1998, he directed all domestic based purchasing activities and new market development for SentraChem International. Prior to his service with SentraChem International, Mr. Leedy was senior vice president for plastics at CT Chemicals, Inc. from April 1988 to March 1989. Mr. Leedy received a B.S. from Parsons College in 1964 and a M.S. in Business Administration from Kansas State University in 1968.

     JOSEPH MATHEW joined CheMatch in September 1999 and was appointed Vice President -- Information & Analytics in March 2000. Prior to joining CheMatch, Mr. Mathew had primary commercial responsibility with privatizations, concessions, and acquisitions as a director of the Mexico and Central America Group at Azurix Corp. from September 1998 to September 1999. Prior to working at Azurix, he worked at Enron Capital & Trade Services, Inc., from July 1996 to September 1997, as a manager in Gas & Power Origination and Project Finance. Mr. Mathew was an investment banking/fixed income derivatives Analyst with Merrill Lynch & Co. from 1991 to 1993, and was a government finance/fixed income derivatives Associate with Prudential Securities, Inc. from 1993 to 1994. He received a B.B.A from Loyola University of Chicago in 1991 and a M.B.A from the University of Chicago Graduate School of Business in 1996.

     SIMON PALMER joined CheMatch in August 1999 as Vice President -- Aromatics and Chemical Intermediates. Prior to joining CheMatch, Mr. Palmer served as vice president for DeWitt & Company's benzene and derivatives business from December 1996 to August 1999 and was responsible for management of all consulting services to a global client base that included Exxon, Shell, BASF, Amoco, GE, ICI plc, Fina and Equistar. Prior to his service with DeWitt & Company, he worked for ICI plc from February 1981 to December 1996 in a variety of management positions including product, distribution, customer service and marketing of films, chemicals and polymers. Mr. Palmer received an honours degree in Business Studies from the University of London in 1984.

     PAUL PRYZANT joined CheMatch in January 2000 as Vice
President -- Co-General Counsel. Prior to joining CheMatch, Mr. Pryzant was senior vice president and general counsel of TransCom USA, a publicly traded consolidator of the heavy duty truck parts industry, from April 1998 to January 2000. Prior to that, Mr. Pryzant had 17 years of experience with various law firms, with a practice concentration in corporate/securities law and mergers and acquisitions. Most recently, Mr. Pryzant was a shareholder with Snell & Smith, P.C., Houston, Texas, from December 1994 to March 1998, and a partner with Butler & Binion, Houston, Texas, from January 1990 to November 1994. He received a B.S. from the University of Pennsylvania in 1978 and a J.D. from the University of Texas School of Law in 1981.


     JIM RAHE joined CheMatch in July 1999 as Vice President--Olefins and Unorganics. Prior to joining CheMatch, he was with the Jones Graduate School of Management at Rice University from June 1994 to June 1999. He served as vice president of petrochemical sales for Occidental Chemical Corporation from August 1990 to May 1994. Prior to his service with Occidental Chemical Corporation, he held various sales and marketing positions at Cain Chemical Company, Imperial Chemical Industries and Monsanto Company. He received a B.S. from Oklahoma State University in 1963 and an M.B.A. in 1966.


     SCOTT SHELTON joined CheMatch in September 1999 as Vice President and General Counsel. Mr. Shelton held various officer level positions, including vice president of Koch Gateway Pipeline Company within Koch Energy, Inc. from September 1997 to April 1999. While with Koch, Mr. Shelton was involved in marketing financial derivatives and in structuring natural gas gathering and processing transactions. From April 1995 to August 1997, he served as vice president of Energy for Terra Industries, Inc. and was responsible for purchase and delivery of natural gas for fertilizer plants and natural gas financial hedging operations. Previously, he held various management and officer level positions with Williams, Fina, and Perry Gas and was engaged in the private practice of law. He received a B.A. from Texas Christian University in 1969 and a J.D. from the University of Texas School of Law in 1972. Mr. Shelton has served as Chairman of the Oklahoma Industrial Energy Consumers and a member of both the Oklahoma Natural Gas Policy Commission and the Oklahoma Joint Legislative Committee for Electric Restructuring.


     BARRY SILER joined CheMatch in March 2000 as Vice President -- Crude Oil and Refined Products. Prior to joining CheMatch, Mr. Siler was the chief executive officer of Kodiak Fuels, a consulting company in the energy and airline industries, from 1994 to March 2000. From 1993 to 1996, Mr. Siler was vice president of risk management for World Fuel Services. Prior to then, he held various trading, marketing and risk management positions with Mieco, Inc., Ferrell Petroleum and Hill Petroleum.

Mr. Siler also held various positions in the crude oil, jet fuel and petrochemical areas at The Dow Chemical Company from 1970 to 1982. Mr. Siler received a B.A. from Albion College in 1967.



     KEVIN WENTA joined CheMatch in July 1999 as Vice President--Business Development and e-Strategy. Prior to joining CheMatch, Mr. Wenta specialized in e-commerce, business strategy formulation and channel strategy for the Global Chemicals Practice of Andersen Consulting from March 1996 to July 1999. Prior to his service with Andersen Consulting, Mr. Wenta was a general management consultant at Towers Perrin from April 1994 to March 1996, a business planning analyst for ARCO from August 1991 to March 1994 and a sales representative for Shell Chemical from February 1987 to May 1991. Mr. Wenta received a B.S. from the University of Texas at Austin in 1986 and an M.B.A. from the University of Chicago in 1991.


     EARL ARMSTRONG has served as a director of CheMatch since June 1999. He currently serves as a principal and managing director at DeWitt & Company, Inc., an international petrochemical business-consulting group, where he has been employed since March 1989. Prior to joining DeWitt, Mr. Armstrong held various positions at Exxon Chemical from 1968 to 1987. He received a B.S. from the University of Virginia in 1968.

     BOB GOWER has served as a director of CheMatch since February 2000. He currently serves as the Chairman of Specified Fuels & Chemicals, LLC and manages several other investments. Mr. Gower served as chief executive officer of Lyondell Petrochemical Company from April 1985 to December 1996, when he retired. Prior to becoming chief executive officer, he held various positions with Sinclair Oil Company and Atlantic Richfield before and after the merger of these two companies. He is currently a director of Kirby Corporation and OmNova Solutions, Inc. Mr. Gower received a B.A. and M.A. from Southern Illinois in 1958 and 1960, respectively, and a Ph.D. in organic chemistry from the University of Minnesota in 1963.

     JAMES SAVIANO has served as a director of CheMatch since February 2000. From July 1986 until his retirement in February 2000, Mr. Saviano held a variety of positions with Computer Sciences Corporation, most recently as president and chief executive officer of its consulting group and as global vice president of e-business strategy. Mr. Saviano continues at CSC in a part-time role advising management on e-business strategy as necessary. Prior to his service with CSC, he was a co-founder of Computer Partners, a management consulting and systems integration company, and served as a systems analyst for Keane Associates. He received a B.S. from the University of Massachusetts in 1964 and has pursued graduate studies in computer science at Worcester Polytechnic Institute.

     JANET HICKEY has served as a director of CheMatch since December 1999. She has served as a general partner of the Sprout Group, a division of DLJ Capital Corporation, and a divisional senior vice president of DLJ Capital Corporation since 1985. Ms. Hickey serves on the board of directors of Edison Schools, Inc. and several private companies. The Sprout Group and DLJ Capital Corporation are affiliated with Donaldson, Lufkin & Jenrette Securities Corporation, an underwriter of this offering.

     DAVID TABORS has served as a director of CheMatch since June 1999. He currently serves as a principal of Battery Ventures where he has been employed since October 1995. Prior to joining Battery Ventures, he was an associate with Cambridge Associates from August 1993 to October 1995. Mr. Tabors received a B.S. from Dartmouth College in 1993.

BOARD OF DIRECTORS

     Our board of directors currently consists of seven members. Currently, each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. There are no family relationships among the directors and officers of CheMatch.

BOARD COMMITTEES


     Our board of directors has an audit committee and a compensation committee. The audit committee consists of Mr. Gower, Ms. Hickey and Mr. Saviano. The audit committee will make recommendations to the board of directors regarding the selection of independent accountants, will review the results and scope of audit and other services provided by our independent accountants and will review and evaluate our audit and control functions. The compensation committee consists of Ms. Hickey and Mr. Tabors. The compensation committee will administer our stock plans and make decisions concerning salaries and incentive compensation for our executive officers.


DIRECTOR COMPENSATION

     Our employee directors do not receive any cash compensation from us for their services as members of our board of directors. We reimburse our non-employee directors for travel and lodging expenses in connection with their attendance at board and committee meetings. Additionally, our non-employee directors will be paid $2,500 for each board meeting they attend and $500 for each committee meeting they attend. In February 2000, we granted two of our non-employee directors, Mr. Gower and Mr. Saviano, 25,000 options, 50% of which vested on the date of their grant and 50% of which vest ratably on a monthly basis over a two year period. The exercise price for all of these options is $9.79 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is currently or has been at any time since the formation of CheMatch, an officer or employee of CheMatch. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

INDEMNIFICATION

     Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify our directors or executive officers to the fullest extent permitted by Delaware law.

     CheMatch's certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. The certificate of incorporation provides that directors shall not be personally liable to CheMatch or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

     - any breach of a director's duty of loyalty to CheMatch or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derives any improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors after our stockholders approve the certificate of incorporation, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation provides that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

     - we are required to advance all expenses incurred by our directors and officers in connection with legal proceedings relating to their service as an officer or director to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

     - the rights conferred in the certificate of incorporation are not exclusive; and

     - we may not retroactively amend the provisions in our certificate of incorporation relating to indemnity in a way that would adversely affect the rights of our directors or officers.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation for the year ended December 31, 1999 earned by our Chairman and Chief Executive Officer and our four other most highly compensated executive officers at the end of fiscal 1999, collectively referred to in this prospectus as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                                     AWARDS--
                                       ANNUAL COMPENSATION           NUMBER OF
                                      ----------------------        SECURITIES            ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY        BONUS      UNDERLYING OPTIONS     COMPENSATION(5)
Carl McCutcheon(1)..................  $130,769      $120,000          918,208              $3,923
  Chairman, President and Chief
  Executive Officer
Lawrance McAfee(2)..................    53,846        60,000          175,789                 576
  Executive Vice President, Chief
  Financial Officer and Director
Fred Cook...........................    80,231        45,000           70,018               2,407
  Senior Vice President and General
  Manager-North America
John Bohn(3)........................   114,423        58,500          385,716               1,010
  Former Chairman
Karen Morgan(4).....................   114,423        58,500          299,316               3,000
  Former Executive Officer

---------------

(1) Mr. McCutcheon joined CheMatch as President and Chief Executive Officer in June 1999 and was appointed Chairman in January 2000.

(2) Mr. McAfee joined CheMatch as Senior Vice President and Chief Financial Officer in September 1999 and was appointed Executive Vice President and elected to our board of directors in February 2000.

(3) Mr. Bohn resigned his position as Chairman effective January 26, 2000. For a discussion of Mr. Bohn's severance, please read "Severance Agreements" below.

(4) Ms. Morgan resigned her position as an executive officer effective January 26, 2000. For a discussion of Ms. Morgan's severance, please read "Severance Agreements" below.

(5) Represents matching contributions to the CheMatch.com Employee Savings Plan on behalf of the named executive officers for 1999.

STOCK OPTION GRANTS

     The following table sets forth the stock options we granted during the fiscal year ended December 31, 1999, to each of the named executive officers, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. In addition, the deemed value for the date of grant was determined after the date of grant solely for financial accounting purposes. We have assumed the fair value of shares of common stock issuable upon exercise of options was $11.00 per share, the assumed initial public offering price, solely for purposes of this calculation.

                                        OPTION GRANTS IN LAST FISCAL YEAR
                             -------------------------------------------------------
                                                INDIVIDUAL GRANTS
                             -------------------------------------------------------     POTENTIAL REALIZABLE
                                          PERCENT OF TOTAL                                 VALUE AT ASSUMED
                                           OPTIONS GRANTED                                   ANNUAL RATES
                             NUMBER OF      TO EMPLOYEES                                       OF STOCK
                             SECURITIES   DURING THE FISCAL                               PRICE APPRECIATION
                             UNDERLYING      YEAR ENDED       EXERCISE                      FOR OPTION TERM
                              OPTIONS       DECEMBER 31,        PRICE     EXPIRATION   -------------------------
NAME                          GRANTED           1999          ($/SHARE)      DATE          5%            10%
Carl McCutcheon(1).........    639,159          19.8%           $1.34       6/21/09    $10,595,876   $17,379,479
                               265,849           8.2             1.47       11/5/09      4,372,642     7,194,184
                                13,200           0.4             0.83       4/30/09        225,559       365,655
Lawrance McAfee............    159,789           4.9             1.34       9/20/09      2,648,957     4,344,849
                                16,000           0.5             1.47       11/5/09        263,165       432,979
Fred Cook..................     57,018           1.8             1.34       6/21/09        945,235     1,550,386
                                13,000           0.4             1.47       11/5/09        213,822       351,795
John Bohn..................    266,316           8.2             1.34       6/21/09      4,414,944     7,241,443
                                19,800           0.6             1.47       11/5/09        325,667       535,811
                                86,400           2.7             0.83        3/1/09      1,476,389     2,393,381
                                13,200           0.4             0.83       4/30/09        225,559       365,655
Karen Morgan...............    266,316           8.2             1.34       6/21/09      4,414,944     7,241,443
                                 6,600           0.2             1.47       11/5/09        108,556       178,604
                                 6,600           0.2             0.83       1/31/09        112,780       182,828
                                 6,600           0.2             0.83       2/28/09        112,780       182,828
                                 6,600           0.2             0.83       3/31/09        112,780       182,828
                                 6,600           0.2             0.83       4/30/09        112,780       182,828

------------------------------

(1) Includes 523,778 stock options held for the benefit of Mr. McCutcheon and his family in the name of ADCAP Investments, L.P., a family limited partnership.

AGGREGATED STOCK OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the named executive officers options exercised during the fiscal year ended December 31, 1999, and the number and value of securities underlying unexercised options that were held by the named executive officers at December 31, 1999. The numbers in the column entitled "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for those shares. The numbers in the column entitled "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the fair market value of our common stock on the date of this offering, $11.00, less the exercise price payable for such shares.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                         NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                              UNDERLYING              IN-THE-MONEY
                                 NUMBER OF                UNEXERCISED OPTIONS          OPTIONS AT
                                  SHARES                 AT DECEMBER 31, 1999      DECEMBER 31, 1999
                                ACQUIRED ON    VALUE     ---------------------   ----------------------
NAME                             EXERCISE     REALIZED    VESTED     UNVESTED      VESTED      UNVESTED
Carl McCutcheon(1)............    319,580     $42,824    598,628        --       $5,754,918      $--
Lawrance McAfee...............         --          --    175,789        --        1,696,042       --
Fred Cook.....................         --          --     70,018        --          674,684       --
John Bohn(2)..................    133,158      17,843    341,808        --        3,299,980       --
Karen Morgan(3)...............    133,158      17,843    321,258        --        3,007,559       --

------------------------------

(1) Mr. McCutcheon exercised 319,580 stock options in September 1999 that are subject to repurchase rights by the Company. The repurchase rights expire with respect to 25% of the option shares in equal quarterly installments during the one year period following the date of grant. With respect to 75% of the option shares, the repurchase rights expire in equal monthly installments over the thirty-six month period following the first anniversary of the date of grant.

(2) Mr. Bohn exercised 133,158 stock options in October 1999 that are subject to repurchase rights by the Company. The repurchase rights expire with respect to 25% of the option shares in equal quarterly installments during the one year period following the date of grant. With respect to 75% of the option shares, the repurchase rights expire in equal monthly installments over the thirty-six month period following the first anniversary of the date of grant. Mr. Bohn resigned his position as Chairman effective January 26, 2000. For a discussion of Mr. Bohn's severance, please read "Severance Agreements" below.

(3) Ms. Morgan exercised 133,158 stock options in September 1999 that are subject to repurchase rights by the Company. The repurchase rights expire with respect to 25% of the option shares in equal quarterly installments during the one year period following the date of grant. With respect to 75% of the option shares, the repurchase rights expire in equal monthly installments over the thirty-six month period following the first anniversary of the date of grant. Ms. Morgan resigned her position as an executive officer effective January 26, 2000. For a discussion of Ms. Morgan's severance, please read "Severance Agreements" below.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     EMPLOYMENT AGREEMENTS

     CheMatch has entered into the following employment agreements with its named executive officers:

OFFICER                             TERM           BASE SALARY               POSITION
Carl McCutcheon............  May 1999-April 2001    $200,000     Chairman, President and Chief
                                                                   Executive Officer
Lawrance McAfee............  Not specified           200,000     Executive Vice President, Chief
                                                                   Financial Officer and Director
Fred Cook..................  June 1999-May 2001      140,000     Senior Vice President and General
                                                                   Manager -- North America

     The employment agreements for each of these named executive officers provide for a discretionary, cash bonus to be determined by the compensation committee of the board of directors. In connection with their execution of these employment agreements, Mr. McCutcheon was granted 639,159 stock options on June 21, 1999, Mr. McAfee was granted 159,789 stock options on September 20, 1999, and Mr. Cook was granted 57,018 stock options on June 21, 1999. The option shares granted to each of the named executive officers have a ten-year term and are exercisable immediately but are subject to a repurchase right over a four year period. CheMatch has the right to repurchase the option shares at the exercise price. This repurchase right expires in installments over the four-year period as follows:

     - with respect to 25% of the option shares, the repurchase right is released in equal quarterly installments during the one-year period commencing on the date of grant and expiring on the first anniversary of the date of grant; and

     - with respect to the remaining 75% of the option shares, the repurchase right is released in equal monthly installments over the thirty-six month period commencing on the first anniversary of the date of grant.

     The employment agreements for Mr. McCutcheon and Mr. Cook each provide that CheMatch may terminate their employment relationship for cause. In this event, CheMatch will be required to pay accrued but unpaid salary and vacation as of the date of termination. No unvested option shares held by these officers will become vested and all unexercised vested option shares will terminate 30 days following the date of termination. If the employment relationship of these officers is terminated by CheMatch without cause prior to a change of control, CheMatch will be obligated to, among other things:

     - pay to the named executive officer a sum equal to the greater of (i) the named executive officer's base salary through the end of the officer's current employment term, or (ii) the annual base salary in effect immediately prior to termination of the officer's employment;

     - pay accrued but unpaid salary, bonus, vacation and other benefits; and

     - cause 50% of all unvested option shares held by the officer on the date of termination to become vested option shares.

     If the employment relationship of Mr. McCutcheon or Mr. Cook is terminated by CheMatch without cause or is constructively terminated by CheMatch without cause, in either case following a change of control, CheMatch will be obligated to make the payments described in the first two bullet points above. Additionally, all of the unvested option shares held by the officer will become vested option shares.

     If the employment relationship Mr. McCutcheon or Mr. Cook is terminated by reason of the resignation, death or disability of any of these officers, all accrued but unpaid salary and other benefits owing to the officer as of the date of the resignation, death or disability will be paid by CheMatch.

     The employment agreements for Mr. McCutcheon and Mr. Cook automatically renew for a term of one year, unless CheMatch or the employee provide written notice at least 90 days prior to the expiration of the prior term.

     Mr. McAfee is an "at will" employee. In the event that CheMatch terminates Mr. McAfee without cause within the first two years of his employment, Mr. McAfee will be entitled to a severance payment equal to six months of base salary.

     The named executive officers' employment agreements contain confidentiality obligations that survive following the termination of their employment relationship (for two years in the case of Mr. McCutcheon and Mr. Cook) and non-competition and non-solicitation obligations that survive for one year following the termination of their employment relationship (or six months in the case of Mr. McAfee). Additionally, the employment agreements of Mr. McCutcheon and Mr. Cook obligate CheMatch to indemnify them in specified circumstances.

     MANAGEMENT INCENTIVE AGREEMENT

     We have executed an amended and restated management incentive agreement which obligates us to make an incentive payment to current and former members of CheMatch's management team and current employees in the event of a fundamental change. For purposes of the letter agreement, a "fundamental change" means:
(i) the sale or transfer in one or more related transactions, of equity securities representing in excess of 50% of the voting power of CheMatch's capital stock, or all or substantially all of the assets of the Company, and in both cases based on a valuation of CheMatch of at least $200 million; or (ii) a public offering of CheMatch's securities in which the aggregate net proceeds from such offering to CheMatch are at least $25 million and the price per share paid by the public is at least $9.87.

     This offering will constitute a fundamental change under the management incentive agreement, under which we will be obligated to pay current and former members of our management team and current employees a specified portion of the proceeds attributable to the fundamental change. The portion of the net proceeds of this offering payable to these individuals will be two percent of the average daily closing price of our common stock for the ninety day period immediately following the consummation of this offering, multiplied by the number of shares of common stock outstanding on a fully diluted basis on the 90th day immediately following the consummation of this offering. The maximum amount payable under the management incentive agreement is $15 million. Sixty percent of the total amount payable, or a maximum of $9 million, will be paid to current officers and employees. Carl McCutcheon, our Chairman, President and Chief Executive Officer, will receive 20% of the total payment up to a maximum of $3 million, Lawrance McAfee, our Executive Vice President, Chief Financial Officer and Director, will receive 15% of the total payment up to a maximum of $2.25 million, and the remaining 25% up to a maximum of $3.75 million will be paid to other current employees in management's discretion. John Bohn, our former Chairman, and Karen Morgan, a former executive and the founder of PetroChemNet, will each receive 20% of the total payment up to a maximum of $3 million each. At an average stock price of $11.00 over the 90 days following the offering and assuming our current capitalization remains constant through the 90th day, this payment would be $5.4 million. An average stock price of approximately $28.00 per share or higher over the 90 days following the offering, assuming our current capitalization remains constant through the 90th day, would result in the maximum payment of $15 million.

     Additionally, in connection with the amendment of the management incentive agreement, options for the purchase of common stock of the Company were granted on February 8, 2000, as set forth below:

                                                              NUMBER OF
                            NAME                               OPTIONS    EXERCISE PRICE
Carl McCutcheon.............................................   168,000        $27.28
John Bohn...................................................   168,000         27.28
Karen Morgan................................................   168,000         27.28
Lawrance McAfee.............................................   126,000         27.28
Other Employees.............................................    96,600         27.28
                                                               -------
          Total.............................................   726,600
                                                               =======

These options are vested, and will expire on February 8, 2005. One-half of these options will become exercisable on February 8, 2001, and the remaining options will become exercisable on February 8, 2002. In all other respects, the options will be issued under the terms and conditions of the Company's 1999 Stock Plan with the exception that the options will not terminate if the above person's employment or other relationship with the Company terminates.

     SEVERANCE AGREEMENTS

     John Bohn resigned as Chairman of our board of directors effective January 26, 2000. In connection with his resignation, Mr. Bohn and CheMatch entered into a Consultant and Release Agreement which entitles him to receive a total of $218,750 in equal installments over a fifteen month period beginning in February 2000 for services to be rendered by him as our consultant. There is no minimum number of hours of service required of Mr. Bohn under the agreement. Mr. Bohn is also entitled to a bonus of $87,500 for the fiscal year ending December 31, 2000 and a bonus of $29,167 for the fiscal year ending December 31, 2001. As a result of the agreement, all of Mr. Bohn's unvested options under our 1997 Stock Plan became vested and all of Mr. Bohn's options under our 1999 Stock Plan were released from repurchase rights held by CheMatch. Mr. Bohn was awarded a total of 188,850 options under our 1997 Stock Plan and 286,116 options under our 1999 Stock Plan. Mr. Bohn has executed a general release in favor of CheMatch.

     Prior to April 30, 2001, Mr. Bohn has agreed not to engage in any business, investment or activity that is contrary to the interests of CheMatch or its affiliates. Additionally, through April 30, 2002,

Mr. Bohn is prohibited from competing with CheMatch or soliciting any person engaged by CheMatch. He is also required to maintain CheMatch's confidential information until April 30, 2003.

     Mr. Bohn had served as our Chairman from July 1997 until his resignation. Prior to joining CheMatch, Mr. Bohn served as the president of Moody's Investors Service from 1989 to 1996. Mr. Bohn served a three-year term as president and chairman of the Export Import Bank of the United States from 1986 to 1989. Prior to his service with the Export Import Bank, as chairman, he served two years as vice chairman. Mr. Bohn was special assistant to the Secretary of the Treasury from 1981 to 1984, and served concurrently as U.S. Ambassador and executive director at the Asian Development Bank in Manila from Sept. 1981 to 1984. Prior to joining the government he spent 13 years in international banking in Asia.

     Karen Morgan resigned as Executive Vice President effective January 26, 2000. In connection with her resignation, Ms. Morgan and CheMatch entered into a Consultant and Release Agreement which entitles her to receive a total of $218,750 in equal installments over a fifteen month period beginning in February 2000 for services to be rendered by her as our consultant. There is no minimum number of hours of service required of Ms. Morgan under the agreement. Ms. Morgan is also entitled to a bonus of $87,500 for the fiscal year ending December 31, 2000 and a bonus of $29,167 for the fiscal year ending December 31, 2001. As a result of the agreement, all of Ms. Morgan's unvested options under our 1997 Stock Plan became vested and all of Ms. Morgan's options under our 1999 Stock Plan were released from repurchase rights held by CheMatch. Ms. Morgan was awarded a total of 181,500 options under our 1997 Stock Plan and 272,916 options under our 1999 Stock Plan. Ms. Morgan has executed a general release in favor of CheMatch.

     Ms. Morgan has agreed not to engage in any business, investment or activity prior to April 30, 2001 that is contrary to the interests of CheMatch or its affiliates. Additionally, through April 30, 2002, Ms. Morgan is prohibited from competing with CheMatch or soliciting any person engaged by CheMatch. She is also required to maintain CheMatch's confidential information until April 30, 2003.

     Ms. Morgan founded T3 Technologies, a web technology company, which later became PetroChemNet Inc. in 1997. She served as President and Chief Executive Officer of PetroChemNet until 1998, developing strategic relationships, technology and infrastructure applications. In 1999, she facilitated the merger of CheMatch Inc. into CheMatch.

EMPLOYEE STOCK PLANS

     1997 STOCK PLAN

     Our 1997 Employee, Director and Consultant Stock Option Plan provides for the granting of stock options to eligible employees, officers, directors, including non-employee directors, and consultants of CheMatch. Stock options granted under the 1997 Stock Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options, which are options not intended to qualify as incentive stock options. Incentive stock options may be granted only to employees of CheMatch and nonstatutory stock options may be granted to employees, officers, directors and consultants.

     As of March 31, 2000, 1,086,150 shares of common stock were issuable upon the exercise of outstanding options granted under the 1997 Stock Plan at a weighted average exercise price of $1.81, and with remaining terms ranging from seven to nine years. The 1997 Stock Plan, which was adopted by PetroChemNet, Inc. and its stockholders in November 1997, was assumed by us and immediately terminated in connection with our acquisition of PetroChemNet in June 1999 and no additional options may be issued thereunder. The 1997 Stock Plan is administered by the Compensation Committee of our board of directors.

     In the event of a merger or consolidation of CheMatch with or into another corporation or upon the sale of all or substantially all of CheMatch's assets, the successor corporation must make appropriate provision for the outstanding options by substituting for the shares then subject to the options either securities of the successor entity or the consideration payable with respect to the outstanding shares of common stock in connection with the acquisition. Upon written notice to the optionees, the successor may require that optionees exercise their options within a specified number of days at the end of which, the options shall terminate. The successor may also elect to terminate the outstanding options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to the options over their exercise price. In the event of a proposed dissolution or liquidation of CheMatch, each outstanding option or stock purchase right granted under the 1997 Stock Plan will terminate.

     1999 STOCK PLAN

     Our 1999 Stock Plan provides for the granting of stock options, stock awards and stock purchase rights to eligible employees, officers, directors, including non-employee directors, and consultants of CheMatch. Stock options granted under the 1999 Stock Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options, which are options not intended to qualify as incentive stock options. Stock purchase rights granted under the 1999 Stock Plan allow a recipient to purchase shares of common stock directly from CheMatch. Incentive stock options may be granted only to employees of CheMatch and nonstatutory stock options, stock awards and stock purchase rights may be granted to employees, officers, directors and consultants.

     A maximum of 4,500,000 shares are authorized for issuance under the 1999 Stock Plan. As of March 31, 2000, 3,491,511 shares of common stock were issuable upon the exercise of outstanding options granted under the 1999 Stock Plan at a weighted average exercise price of $8.29. 612,896 shares of common stock have been issued under this plan, leaving 395,593 authorized shares not subject to outstanding options. The 1999 Stock Plan was adopted by our Board of Directors in June 1999 and was approved by our stockholders in June 1999. Unless terminated earlier by our Board of Directors, the 1999 Stock Plan will terminate in June 2009.

     The 1999 Stock Plan may be administered by the Board of Directors or a committee appointed by the Board of Directors to administer the 1999 Stock Plan. The administrator has the authority to grant options, stock awards and stock purchase rights and to determine the terms of these awards, provided these grants are not inconsistent with the terms of the 1999 Stock Plan. In no event, however, may an individual receive option grants for more than 1,000,000 shares under the 1999 Stock Plan in any fiscal year.

     Stock options granted under the 1999 Stock Plan may not have a term of more than ten years and generally remain exercisable for a period of three months following termination of the optionee's employment or consulting relationship with CheMatch, with longer periods applying in the event this termination occurs as a result of death or disability. The exercise price of all incentive stock options must be at least equal to the fair market value of the common stock at the time of grant, except in the case of incentive stock options granted to persons owning stock that represents more than 10% of the total combined voting power of all classes of the outstanding capital stock of CheMatch, in which case the exercise price must equal at least 110% of the fair market value of the common stock at the time of grant. The exercise price of nonstatutory stock options may be less than the fair market value of the common stock at the time of grant, however, the exercise price must be at least 100% of the fair market value if the option is intended to qualify as performance-based compensation under tax rules. Options granted under the 1999 Stock Option Plan are either fully exercisable on the date of grant or will become exercisable in such installments as the administrator may specify. Only $100,000 in incentive stock options (determined at the time the incentive stock options were granted) may become exercisable by an employee for the first time in any one calendar year. Incentive stock options granted under the 1999 Stock Plan are generally not transferable, although the administrator has the discretion to allow transferability of nonstatutory stock options.

     In the event of a merger or consolidation of CheMatch with or into another corporation where the successor corporation issues its securities to CheMatch stockholders and holders of our common stock before the event hold, as a group, less than a majority of the voting securities of the survivor or upon the sale of all or substantially all of CheMatch's assets, each outstanding option or stock purchase right must be assumed or an equivalent option or stock purchase right shall be substituted by the successor corporation. Upon written notice to the optionees, the successor may require that optionees exercise their options within a specified number of days at the end of which, the options shall terminate. The successor may also elect to terminate the outstanding options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to the options over their exercise price. In the event of a proposed dissolution or liquidation of CheMatch, each outstanding option or stock purchase right granted under the 1999 Stock Plan shall terminate. The administrator has the authority to amend or terminate the 1999 Stock Plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holders' consent. In addition, stockholder approval will be obtained for any amendment to the extent required by applicable law.

     In addition to stock options, the administrator may issue stock awards and stock purchase rights under the 1999 Stock Plan to employees, directors and consultants. The administrator determines the number of shares, price, term and condition and restrictions related to a grant of stock awards and stock purchase rights.

                           RELATED PARTY TRANSACTIONS

     The following is a discussion of transactions between us and our executive officers, directors and stockholders owning more than five percent of any class of our voting securities.

INVESTMENTS IN CHEMATCH

     Since our inception, our executive officers, directors and 5% stockholders have invested cash and other property in CheMatch in exchange for shares of our convertible preferred stock and our common stock. The following table summarizes the shares of our convertible preferred stock and our common stock acquired from us by our executive officers, directors and 5% stockholders since our inception. See "Principal Stockholders" for a summary of the affiliations of each of the persons and entities described below.

                                                                                               CONVERTIBLE
                                                                       COMMON    CONVERTIBLE    PREFERRED
                                                            COMMON     STOCK      PREFERRED       STOCK
                                                             STOCK    WARRANTS      STOCK       WARRANTS
5% STOCKHOLDERS:
  Entities Affiliated with Donaldson, Lufkin & Jenrette,
     Inc.(1)..............................................       --        --     1,518,463     1,146,490
  Battery Ventures Entities(2)............................       --        --     4,807,540     3,605,655
  E.I. duPont de Nemours and Company(3)...................  636,943        --       891,716       668,787
DIRECTORS AND EXECUTIVE OFFICERS:
  Earl Armstrong(4).......................................  154,440   115,830            --            --
  Fred Cook(5)............................................  115,830    86,873            --            --
  Lawrance McAfee(6)......................................       --        --         8,785         6,589
  Carl McCutcheon(7)......................................  107,100        --         8,785         6,589
  John Sharum(6)..........................................       --        --         8,785         6,589
FORMER DIRECTORS AND EXECUTIVE OFFICERS:
  John Bohn(8)............................................  272,400     4,500            --            --
  Karen Morgan(9).........................................  196,200     3,000            --            --

------------------------------

(1) Represents shares of Series C convertible preferred stock and warrants to purchase additional shares of Series C convertible preferred stock at an exercise price of $7.85 per share purchased by the Entities Affiliated with Donaldson, Lufkin & Jenrette, Inc. on November 24, 1999. One of our directors, Janet Hickey, is affiliated with Donaldson, Lufkin & Jenrette, Inc. Please see "Principal Stockholders" for a description of Ms. Hickey's affiliation with Donaldson, Lufkin & Jenrette, Inc.

(2) Represents 2,138,400 shares of Series A convertible preferred stock and warrants to purchase 1,603,800 additional shares of Series A convertible preferred stock at an exercise price of $2.3484 per share purchased by the Battery Ventures Entities on June 21, 1999 for approximately $5 million; 2,032,200 shares of Series B convertible preferred stock and warrants to purchase 1,524,150 additional shares of Series B convertible preferred stock at an exercise price of $2.4673 per share purchased by the Battery Ventures Entities on September 27, 1999 for approximately $5 million; and 636,940 shares of Series C convertible preferred stock and warrants to purchase 477,705 additional shares of Series C convertible preferred stock at an exercise price of $7.85 per share purchased by the Battery Ventures Entities on November 24, 1999 for a total consideration of approximately $5 million. One of our directors, R. David Tabors, is affiliated with the Battery Ventures Entities. Please see "Principal Stockholders" for a description of Mr. Tabor's affiliation with the Battery Ventures Entities.

(3) Represents shares of common stock purchased by duPont on November 24, 1999 for $6,369 and shares of Series C convertible preferred stock and warrants to purchase additional shares of Series C convertible preferred stock at an exercise price of $7.85 per share purchased on the same date for approximately $7 million.

(4) Represents shares of common stock and warrants to purchase shares of common stock at an exercise price of $1.336 per share, in each case received by Mr. Armstrong, together with $237,800 in return for his interests in CheMatch, Inc. in connection with our acquisition of CheMatch, Inc. shortly after our incorporation.

(5) Represents shares of common stock and warrants to purchase shares of common stock at an exercise price of $1.336 per share, in each case received by Mr. Cook, together with $202,000, in return for his interests in CheMatch, Inc. in connection with our acquisition of CheMatch, Inc. shortly after our incorporation.

(6) Represents shares of Series C convertible preferred stock and warrants to purchase additional shares of Series C convertible preferred stock at an exercise price of $7.85 per share purchased on November 24, 1999.

(7) Represents shares of common stock received by Mr. McCutcheon in return for his interest in PetroChemNet, Inc. in connection with our acquisition of PetroChemNet, Inc. shortly after our incorporation; shares of Series C convertible preferred stock and warrants to purchase additional shares of Series C convertible preferred stock at an exercise price of $7.85 per share purchased on November 24, 1999; and does not include shares obtained upon the exercise of options granted to Mr. McCutcheon pursuant to the 1999 Stock Option Plan. 53,700 shares of the common stock and all of the shares of Series C convertible preferred stock are held in the name of ADCAP Investments, L.P., a family limited partnership for the benefit of Mr. McCutcheon and his family. Additionally, 12,740 shares of the common stock are held in trusts in the name of Mr. McCutcheon's minor children.

(8) Represents shares of common stock and warrants to purchase shares of common stock at an exercise price of $3.33 per share, in each case received by Mr. Bohn in return for his interest in PetroChemNet, Inc. in connection with our acquisition of PetroChemNet, Inc. shortly after our incorporation.

(9) Represents shares of common stock and warrants to purchase shares of common stock at an exercise price of $3.33 per share, in each case received by Ms. Morgan in return for her interest in PetroChemNet, Inc. in connection with our acquisition of PetroChemNet, Inc. shortly after our incorporation.

     Each share of our convertible preferred stock is convertible into one share of common stock. Each of the persons named in the table above will convert all of their warrants to purchase additional shares of convertible preferred stock into shares of convertible preferred stock and convert all of their shares of convertible preferred stock into shares of common stock prior to the consummation of this offering.

DIRECTOR AND OFFICER LOANS

     The following table illustrates the amount of debt of our current and former executive officers and directors owed to us and outstanding and the rate of interest charged on the debt owed.

                                                              DEBT OUTSTANDING   RATE OF INTEREST
Carl McCutcheon.............................................      $426,959             5.42%
  Chairman, President and Chief Executive Officer
John Bohn...................................................       177,899             5.54
  Former Chairman
Karen Morgan................................................       177,899             5.42
  Former Executive Officer

     In each case, the debt of these individuals was incurred in connection with their exercise of stock options. Each of these individuals has executed one or more promissory notes in September or October 1999 in respect of their indebtedness secured by the common stock underlying the exercised stock options. The interest rate on the promissory notes represents the lowest applicable Federal rate, as defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended. The amount of debt outstanding for each of them represents the entire principal amount of these secured promissory notes and the largest aggregate amount of debt outstanding for each of these individuals since our inception. The principal of Mr. McCutcheon's note is payable upon the earlier of three years from the issuance date, the date Mr. McCutcheon ceases employment with CheMatch, or upon the sale or transfer of the shares of common stock securing the note, with interest payable on June 30 of each year and at maturity. The principal of the notes of Mr. Bohn and Ms. Morgan is payable upon the earlier of January 26, 2001 or the sale or transfer of the shares securing the notes, with interest payable on June 30 of each year and at maturity.

ALLIANCE WITH DEWITT & COMPANY, INCORPORATED

     We executed an Alliance Agreement on June 21, 1999 with DeWitt & Company, Incorporated ("DeWitt"), which is 50% owned by Earl H. Armstrong and of which he is the Managing Director. Under the Alliance Agreement, we have agreed that DeWitt will provide chemical industry trading analytics for our trading exchange for which we pay $6,250 per month, and we have granted to DeWitt a right to a preferred display on our trading screen for products and services offered by DeWitt. We have also agreed to share promotional costs from time to time. We have the right to terminate the Alliance Agreement at any time upon the payment to DeWitt of $500,000. DeWitt may terminate the Agreement upon one year's prior notice and the payment of $60,000. During the year ended December 31, 1999, we paid DeWitt approximately $70,836 for services rendered and for reimbursement of various expenses. In addition, we reimbursed $146,400 to DeWitt for legal fees and expenses incurred in June 1999 in connection with DeWitt's sale of CheMatch, Inc. to us.

REGISTRATION RIGHTS AGREEMENT

     We have entered into a registration rights agreement with the Entities Affiliated with Donaldson, Lufkin & Jenrette, Inc., the Battery Ventures Entities, E.I. duPont de Nemours and Company, Earl Armstrong, Fred Cook, Lawrance McAfee, Carl McCutcheon, John Sharum and other holders of our common and convertible preferred stock. This registration rights agreement is described under "Description of Capital Stock -- Registration Rights Agreement."

INDEMNIFICATION AGREEMENTS

     We expect to enter into indemnification agreements with our directors and executive officers containing provisions requiring us to, among other things, indemnify them against liabilities that may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of March 31, 2000, information with respect to shares beneficially owned by:

     - each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;

     - each of the named executive officers;

     - each of our directors; and

     - all current directors and executive officers as a group.

     We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Applicable percentage ownership in the following table is based on 19,146,150 shares of common stock outstanding as of March 31, 2000, as adjusted to reflect the conversion of all outstanding shares of convertible preferred stock and all warrants to purchase shares of common stock and convertible preferred stock that would otherwise expire upon consummation of this offering.

     Unless otherwise indicated, the address for each listed stockholder is: c/o CheMatch.com, Inc., 2900 North Loop West, Suite 1120, Houston, Texas 77092. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                                                              PERCENT BENEFICIALLY OWNED
                                                               SHARES         --------------------------
5% STOCKHOLDERS, NAMED OFFICERS, DIRECTORS,                 BENEFICIALLY       BEFORE            AFTER
AND DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP                OWNED          OFFERING         OFFERING
Battery Ventures Entities(1)..............................   8,413,195          43.9%            34.8%
  20 Williams Street
  Wellesley, MA 02481
Entities Affiliated with Donaldson, Lufkin & Jenrette,
  Inc.(2).................................................   2,664,953          13.9%            11.0%
  c/o The Sprout Group
  277 Park Avenue
  New York, NY 10172
E.I. duPont de Nemours and Company(3).....................   2,197,446          11.5%             9.1%
  1007 Market Street, D-9000
  Wilmington, DE 19898
Earl Armstrong(4).........................................     270,270           1.4%             1.1%
John Bohn(5)..............................................     751,866           3.9%             3.1%
Fred Cook(6)..............................................     292,703           1.5%             1.2%
Bob Gower(7)..............................................      13,040           *                *
Janet Hickey(8)...........................................   2,664,953          13.9%            11.0%
Lawrance McAfee...........................................     191,163           *                *
Carl McCutcheon(9)........................................   1,031,002           5.2%             4.2%
Karen Morgan(10)..........................................     689,029           3.5%             2.8%
James Saviano(7)..........................................      13,040           *                *
David Tabors(11)..........................................   8,413,195          43.9%            34.8%
Directors and Executive Officers as a group a total of
  12(12)..................................................  13,161,950          64.9%            52.0%

------------------------------

  *  Less than one percent

 (1) The entities listed above as Battery Ventures Entities include Battery Ventures V, L.P., Battery Investment Partners V L.L.C. and Battery Ventures Convergence Fund, L.P.

 (2) The entities listed above as Entities Affiliated with Donaldson, Lufkin & Jenrette, Inc., a subsidiary of The Equitable Life Assurance Society of the United States (the "DLJ Entities"), include Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ ESC II, L.P. and DLJ Capital Corporation. DLJ ESC II, L.P. is an Employees' Securities Corporation as defined in the Investment Company Act of 1940. The general partner of DLJ ESC II, L.P. is DLJ LBO Plans Management Corporation and the limited partners of DLJ ESC II, L.P.

     are current or former employees of Donaldson, Lufkin & Jenrette, Inc. and its affiliates. DLJ Capital Corporation is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette, Inc. Sprout Capital VIII, L.P. is a Delaware limited partnership of which DLJ Capital Corporation is the managing general partner. Sprout Venture Capital, L.P. is a Delaware limited partnership of which DLJ Capital Corporation is the managing general partner. The DLJ Entities will place a sufficient number of their shares in a voting trust so that upon the consummation of this offering, the DLJ Entities will exercise voting control over less than five percent of the outstanding shares of common stock. The shares subject to the voting trust are held and voted by an independent third party, Norwest Bank Indiana, N.A., as voting trustee. DLJ Capital Corporation has the power to dispose of the shares subject to the voting trust that were formerly held by DLJ Capital Corporation, Sprout Capital VIII, L.P. and Sprout Venture Capital, L.P. DLJ LBO Plans Management Corporation has the power to dispose of the shares subject to the voting trust that were formerly held by DLJ ESC II, L.P. DLJ Capital Corporation has the power to vote and dispose of the shares held by Sprout Capital VIII, L.P. that are not subject to the voting trust.

 (3) Pursuant to its strategic alliance with CheMatch, duPont can earn up to $2.0 million in commissions through December 31, 2000 from trades by customers it brings to our exchange and who meet specified trading thresholds. These commissions are payable in shares of common stock valued at their market price at the time of issuance.

 (4) Includes 115,830 shares of common stock issuable upon the exercise of warrants exercisable within 60 days.

 (5) Includes 346,308 shares of common stock issuable upon the exercise of warrants and options exercisable within 60 days.

 (6) Includes 176,873 shares of common stock issuable upon the exercise of warrants and options exercisable within 60 days.

 (7) Represents shares issuable upon the exercise of director stock options. In each case, 520 of such shares are exercisable within 60 days.

 (8) Ms. Hickey, a director of CheMatch, is a general partner of the Sprout Group, a division of DLJ Capital Corporation, and a divisional senior vice president of DLJ Capital Corporation. She may be deemed to be a beneficial owner of these shares, but she disclaims beneficial ownership of these shares.

 (9) Includes 8,785 shares of Series C convertible preferred stock, 6,589 warrants to purchase shares of Series C convertible preferred stock, 360,540 shares of common stock and 523,778 options to purchase shares of common stock held in the name of ADCAP Investments, L.P., a family limited partnership for the benefit of Mr. McCutcheon and his family. This total does not include 12,740 shares of common stock held in trusts for the benefit of Mr. McCutcheon's minor children, the trustee of which is Mr. McCutcheon's brother, Richard McCutcheon. Mr. McCutcheon disclaims beneficial ownership of the shares held in these trusts.

(10) Includes 324,258 shares of common stock issuable upon the exercise of warrants and options exercisable within 60 days.

(11) Mr. Tabors, a director of CheMatch, is an employee of Battery Ventures V, L.P. and Battery Ventures and a limited member of Battery Investment Partners V, LLC. He may be deemed to be a beneficial owner of these shares, but he disclaims beneficial ownership of these shares.

(12) This group consists of 12 persons. Includes 8,413,195 shares of common stock beneficially owned by Battery Ventures Entities, see Note (2) above, and 2,664,953 shares of common stock beneficially owned by the DLJ Entities, see Note (4) above. Mr. Tabors and Ms. Hickey disclaim beneficial ownership of the shares held by Battery Ventures Entities and the DLJ Entities, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the consummation of this offering, the authorized capital stock of CheMatch will consist of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be 21,528,282 outstanding shares of common stock, no outstanding shares of preferred stock, options to purchase 4,577,661 shares of common stock and outstanding warrants to purchase 397,440 shares of common stock.

     The following discussion summarizes the material provisions of our capital stock and the anti-takeover provisions that will be contained in our certificate of incorporation and bylaws upon consummation of this offering. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by Delaware law.

COMMON STOCK

     As of March 31, 2000, there were 5,234,482 shares of common stock outstanding that were held of record by more than 50 stockholders. Assuming no exercise of the underwriters' over-allotment option and assuming no exercise of outstanding options after March 31, 2000, there will be 21,528,282 shares of common stock outstanding following the sale of shares of common stock to the public contemplated by this offering and the conversion of our outstanding preferred stock into common stock at a one-to-one ratio. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive such dividends as may be declared by the board of directors. The common stock is entitled to receive pro rata all of the assets of CheMatch available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding upon the closing of the offering and we have no present plans to issue any preferred stock.

     One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

OPTIONS

     As of March 31, 2000, options to purchase a total of 4,577,661 shares of common stock were outstanding, and up to 395,593 shares of common stock may be subject to options granted in the future under our existing stock option plans.

WARRANTS

     As of March 31, 2000, there were 397,440 warrants outstanding and exercisable to purchase shares of our common stock at an exercise price of $3.33 per share, assuming the expiration or earlier exercise of all outstanding warrants to purchase common or preferred stock that expire upon consummation of this Offering. These warrants expire at various dates between 2002 and 2004.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     WRITTEN CONSENT OF STOCKHOLDERS

     Our certificate of incorporation provides that any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the board of directors. This provision, which requires a vote of at least 50% of the voting power of the outstanding shares of common stock to be amended, could have the effect of deterring hostile takeovers or delaying changes in control.

     ADVANCE NOTICE PROCEDURE FOR STOCKHOLDER PROPOSALS

     Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

     - With respect to an election to be held at the annual meeting of stockholders, not later than 90 days nor earlier than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

     - With respect to an election to be held at a special meeting of stockholders for the election of directors, not earlier than 120 days prior to the special meeting nor later than 90 days prior to the special meeting or 10 days after the first public announcement of the special meeting.

     Notice of stockholders' intent to raise business at an annual meeting generally must be delivered to or mailed and received at our principal executive offices not later than 90 days nor earlier than 120 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors of considering any transaction that could result in a change in control.

     LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our certificate of incorporation provides that no director shall be personally liable to CheMatch or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

     - for any breach of the director's duty of loyalty to CheMatch or its stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of laws

     - for unlawful payment of a dividend or unlawful stock purchase or stock redemption

     - for any transaction from which the director derived an improper personal benefit

The effect of these provisions is to eliminate the rights of CheMatch and its stockholders, through stockholders' derivative suits on behalf of CheMatch, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock is authorized for quotation on the Nasdaq National Market. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

REGISTRATION RIGHTS

     The holders of 12,988,418 shares of our common stock that will be outstanding after this offering are entitled to require us to register the sales of their shares under the Securities Act, under the terms of an Amended and Restated Registration Rights Agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include the following:

     - two demand registration rights that holders of the requisite number of shares may exercise no sooner than 180 days after our initial public offering, which require us to register sales of a holder's shares, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

     - an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register; and

     - an unlimited number of rights to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $1 million of common stock following the time we first qualify for the use of this form of registration with the Securities and Exchange Commission.

     We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and selling commissions. These registration rights terminate four years after the completion of our initial public offering.

     TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, and its telephone number is (800) 937-5449.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have 21,528,282 outstanding shares of common stock, outstanding options to purchase 4,577,661 shares of common stock and outstanding warrants to purchase 397,440 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no additional option or warrant grants or exercises after March 31, 2000. Of the 5,000,000 shares sold in the offering, 175,000 shares will be subject to the lock-up agreements described below assuming that we sell all shares reserved under our directed share program to the entities or persons for whom these shares have been reserved. We expect that the remaining 4,825,000 shares, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

     The remaining 16,284,382 shares outstanding and 4,824,006 shares subject to outstanding options and warrants are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

LOCK-UP AGREEMENTS

     Our directors, officers, employees and various other stockholders, who together hold substantially all of our securities, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters of this offering. The lock-up agreements executed by our employees and directors also cover any shares they may acquire through our directed share program. However, 25% of the shares of common stock subject to the restrictions described above (other than shares owned by directors or officers) will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 90 day period after the date of this prospectus. These shares will be released on the later to occur of the 90 day period after the date of this prospectus and the second trading day after the first public release of our quarterly results. An additional 25% of the shares subject to the restrictions described above will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 135 day period after the date of this prospectus.

     Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by the representatives of the underwriters of this offering. Assuming that the early release provisions described in the previous paragraph are not applicable and that the representatives of the underwriters of this offering do not release any security holders from the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the effective date of the registration statement of which this prospectus forms a part, 75,000 of the 5,000,000 shares sold in this offering, and 213,689 additional shares not subject to lock-up agreements and eligible for sale under Rule 144(k), will be immediately available for sale in the public market.

     - Beginning 90 days after the effective date, an additional 181,306 shares not subject to lock-up agreements will be eligible for sale pursuant to Rule 144 and Rule 701.

     - Beginning 180 days after the effective date, an additional 12,963,719 shares will be eligible for sale pursuant to Rule 144, Rule 144(k) and Rule 701.

RULE 144

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding; and

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 ninety days after effectiveness without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 ninety days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

     We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to the 1997 Stock Plan and 1999 Stock Plan within 180 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     In addition, after this offering, the holders of approximately 6,567,861 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of CheMatch, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, the underwriters named below, who are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Bank Securities Inc., Salomon Smith Barney Inc., PaineWebber Incorporated and DLJdirect Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below:

                                                               NUMBER OF
NAME                                                            SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Deutsche Bank Securities Inc................................
Salomon Smith Barney Inc....................................
PaineWebber Incorporated....................................
DLJdirect Inc. .............................................
                                                               ---------
          Total.............................................   5,000,000
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock in this offering are subject to approval of certain legal matters and certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock in this offering, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriters initially propose to offer some of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the
initial public offering price less a concession not in excess of $     per
share. The underwriters may allow, and those dealers may re-allow, a concession
not in excess of $     per share on sales to other dealers. After the initial
offering of the shares of common stock to the public, the representatives may change the public offering price and concessions at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. This information is presented assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                               NO EXERCISE   FULL EXERCISE
Per share...................................................    $              $
Total.......................................................

     We will pay the offering expenses, estimated to be approximately $ million. An underwriter has agreed to reimburse us for certain offering expenses. We will pay to the underwriters underwriting discounts and commissions in an amount equal to the initial public offering price per share of common stock less the amount the underwriters pay to us for each share of common stock sold by us.

     DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, is facilitating the distribution of the shares sold in this offering over the Internet. An electronic prospectus will be available on the web sites maintained by DLJdirect.

     We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be obligated, upon satisfaction of certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitments.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities. We and our executive officers, directors, employees and various other stockholders, who together hold substantially all of our securities have agreed for a 180 day lock-up period not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

     - offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

     However, we may:

     - grant stock options pursuant to our 1999 Stock Plan; and

     - issue shares of our common stock upon the exercise of our options, warrants or rights or the conversion of currently outstanding securities on the date of the underwriting agreement.

     In addition, during the lock-up period, we have agreed not to file any registration statement relating to, and each of our executive officers, directors, employees and various other stockholders, who together hold substantially all of our securities have agreed not to make any demand for, or exercise any right relating to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     However, 25% of the shares of common stock subject to the restrictions described above (other than shares owned by directors or officers) will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 90 day period after the date of this prospectus. These shares will be released on the later to occur of the 90 day period after the date of this prospectus and the second trading day after the first public release of our quarterly results.

     An additional 25% of the shares subject to the restrictions described above will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 135 day period after the date of this prospectus.

     Prior to this offering, no public market has existed for our common stock. We will negotiate the initial public offering price for our common stock offered by this prospectus with the representatives of the underwriters, but the negotiated price may not reflect the market price for our common stock after this offering. The factors considered in determining the initial public offering price include:

     - the history of and prospects for the industry in which we compete;

     - our past and present operations;

     - our historical results of operations;

     - our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies; and

     - the general conditions of the securities market at the time of this offering.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "CHEM." Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise, or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report which indicates that the clients of such syndicate members have "flipped" our common stock. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


     At our request, the underwriters have reserved for sale, at the initial public offering price, up to ten percent of the shares of common stock offered by this prospectus for sale to our officers, directors, employees and their family members, strategic partners, current and prospective members of our trading exchange and other business associates of CheMatch, including clients, consultants and other friends. These persons must commit to purchase these reserved shares after the registration statement has become effective but before the open of business on the following business day. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased by those persons will be offered to the general public on the same basis as the other shares offered hereby.


     DLJ Capital Corporation, DLJ ESC II, L.P., Sprout Capital VIII, L.P. and Sprout Venture Capital, L.P., collectively referred to as the "DLJ Entities," are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters. As described under "Principal Stockholders," the DLJ Entities beneficially own an aggregate of 2,664,953 shares of our common stock, which represent more than 10% of our outstanding common stock. The DLJ Entities will place a sufficient number of their shares in a voting trust so that upon the closing of this offering, the DLJ Entities will exercise voting control over less than five percent of our outstanding common stock. The shares subject to the voting trust will be held and voted by an independent third party, Norwest Bank Indiana, N.A., as voting trustee.

     Because the DLJ Entities affiliated with Donaldson, Lufkin & Jenrette Securities Corporation beneficially own more than 10% of our outstanding common stock, this offering is being conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provides that the public offering price of an equity security be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Salomon Smith Barney will assume the responsibilities of acting as qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     Effective October 26, 1999, Arthur Andersen LLP was engaged as our independent auditors and replaced other auditors who were dismissed as our independent accountants on the same date. The decision to change auditors was approved by our Board of Directors on October 26, 1999. On December 9, 1999, our former auditors issued a report on PetroChemNet, Inc. for the two years ended December 31, 1998. The report of our former auditors did not contain an adverse opinion or disclaimer of opinion nor was it qualified or modified as to any uncertainty, audit scope or accounting principle. In connection with the audit for two years ended December 31, 1998, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in their report on the financial statements for such period. Our former auditors have not audited or reported on any of the financial statements or information included in this prospectus. Prior to October 26, 1999, we had not consulted with Arthur Andersen LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements. Our former auditors have furnished us with a letter dated February 25, 2000 and addressed to the SEC stating that they agree with the above statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act relating to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from:

     - the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549; or

     - the Commission's regional offices in:

      - New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048; or

      - Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the web site is www.sec.gov.

     We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
CHEMATCH.COM, INC.
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statement of Operations......................   F-4
  Consolidated Statement of Preferred Stock and
     Stockholders' Deficit..................................   F-5
  Consolidated Statement of Cash Flows......................   F-6
  Notes to Consolidated Financial Statements................   F-7

PETROCHEMNET, INC.
  Report of Independent Public Accountants..................  F-19
  Balance Sheets............................................  F-20
  Statements of Operations..................................  F-21
  Statements of Stockholders' Equity (Deficit)..............  F-22
  Statements of Cash Flows..................................  F-23
  Notes to Financial Statements.............................  F-24

CHEMATCH, INC. (A DEVELOPMENT STAGE COMPANY)
  Report of Independent Public Accountants..................  F-30
  Balance Sheets............................................  F-31
  Statements of Operations..................................  F-32
  Statements of Shareholders' Deficit.......................  F-33
  Statements of Cash Flows..................................  F-34
  Notes to Financial Statements.............................  F-35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CheMatch.com, Inc.:

     We have audited the accompanying consolidated balance sheet of CheMatch.com, Inc. (a Delaware corporation), as of December 31, 1999, and the related consolidated statements of operations, preferred stock and stockholders' deficit and cash flows for the period from June 21, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CheMatch.com, Inc., as of December 31, 1999, and the results of its operations and its cash flows for the period from June 21, 1999 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2000

                               CHEMATCH.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                         PRO FORMA
                                                                                         MARCH 31,
                                                                           MARCH 31,       2000
                                                           DECEMBER 31,      2000       (UNAUDITED)
                                                               1999       (UNAUDITED)    (NOTE 6)
          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................    $ 30,170      $ 27,752      $ 27,752
  Accounts receivable, net of allowance of $20...........          73           118           118
  Other current assets...................................          74           808           808
                                                             --------      --------      --------
     Total current assets................................      30,317        28,678        28,678
Property and equipment, net..............................       1,692         3,694         3,694
Other assets.............................................          30            61            61
Goodwill, net of accumulated amortization of $272 and
  $415 at December 31, 1999 and March 31, 2000,
  respectively...........................................       5,559         5,416         5,416
                                                             --------      --------      --------
     Total assets........................................    $ 37,598      $ 37,849      $ 37,849
                                                             ========      ========      ========

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities...............    $  3,106      $  4,399      $  4,399
  Deferred revenue.......................................          32            30            30
                                                             --------      --------      --------
     Total current liabilities...........................       3,138         4,429         4,429
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A convertible preferred stock, $.01 par value,
     3,742,200 shares authorized; 2,138,400 shares issued
     and outstanding, actual; no shares issued and
     outstanding, pro forma..............................      17,488        24,224            --
  Series B convertible preferred stock, $.01 par value,
     3,556,350 shares authorized; 2,032,200 shares issued
     and outstanding, actual; no shares issued and
     outstanding, pro forma..............................      16,809        23,211            --
  Series C convertible preferred stock, $.01 par value,
     6,130,547 shares authorized; 3,503,169 shares issued
     and outstanding, actual; no shares issued and
     outstanding, pro forma..............................      32,654        43,689            --
  Commitments and contingencies
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 4,304,959 and 5,234,482 shares issued
     and outstanding at December 31, 1999 and March 31,
     2000, respectively, actual; 12,908,251 shares issued
     and outstanding, pro forma..........................          43            52           129
  Additional paid-in capital.............................      13,177        22,268       113,315
  Notes receivable from stockholders and employees.......        (822)       (4,320)       (4,320)
  Deferred stock compensation............................      (3,039)       (2,730)       (2,730)
  Prepaid goods and services related to issuance of
     common stock........................................      (3,959)       (4,579)       (4,579)
  Accumulated deficit....................................     (37,891)      (68,395)      (68,395)
                                                             --------      --------      --------
     Total stockholders' equity (deficit)................     (32,491)      (57,704)       33,420
                                                             --------      --------      --------
     Total liabilities and stockholders' equity
       (deficit).........................................    $ 37,598      $ 37,849      $ 37,849
                                                             ========      ========      ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               CHEMATCH.COM, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                   JUNE 21, 1999
                                                                    (INCEPTION)           THREE MONTHS
                                                                      THROUGH                ENDED
                                                                 DECEMBER 31, 1999       MARCH 31, 2000
                                                                                          (UNAUDITED)
REVENUES:
  Trading commissions.....................................          $      108             $       91
  Subscriptions...........................................                  74                      2
                                                                    ----------             ----------
          Total revenues..................................                 182                     93
COSTS AND EXPENSES:
  Technology costs........................................               2,302                    948
  Selling and marketing...................................               2,381                  2,440
  General and administrative..............................               3,536                  2,782
  Stock-based compensation................................                 133                    309
  Depreciation and amortization...........................                 452                    427
                                                                    ----------             ----------
          Total costs and expenses........................               8,804                  6,906
                                                                    ----------             ----------
Operating loss............................................              (8,622)                (6,813)
Interest income...........................................                 236                    482
                                                                    ----------             ----------
Net loss..................................................          $   (8,386)            $   (6,331)
                                                                    ==========             ==========
Net loss attributable to common stockholders..............          $  (37,891)            $  (30,504)
Net loss per common share, basic and diluted..............          $   (11.63)            $    (6.34)
                                                                    ==========             ==========
Pro forma net loss per common share, basic and diluted....          $    (1.20)            $    (0.51)
                                                                    ==========             ==========
Shares used to compute net loss per common share:
  Basic and diluted.......................................           3,258,966              4,808,951
  Pro forma basic and diluted.............................           6,980,833             12,482,720


  The accompanying notes are an integral part of these consolidated financial statements.

                               CHEMATCH.COM, INC.

      CONSOLIDATED STATEMENT OF PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

                JUNE 21, 1999 (INCEPTION) THROUGH MARCH 31, 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          PREFERRED STOCK                                STOCKHOLDERS' DEFICIT
                                  ---------------------------------------------------------------   -------------------------------

                                       SERIES A              SERIES B              SERIES C            COMMON STOCK      ADDITIONAL
                                  -------------------   -------------------   -------------------   ------------------    PAID-IN
                                   SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL
Issuance of Series A convertible
  preferred stock and warrants
  at inception, net of offering
  costs.........................  2,138,400   $ 4,977          --   $    --          --   $    --          --    $--      $    --
  Issuance of common stock in
    connection with
    acquisitions................         --        --          --        --          --        --   2,762,940     28        4,052
  Issuance of Series B
    convertible preferred stock
    and warrants, net of
    offering costs..............         --        --   2,032,200     4,990          --        --          --     --           --
  Exercise of common stock
    options.....................         --        --          --        --          --        --     713,996      7          898
  Issuance of common stock......         --        --          --        --          --        --     191,080      2          998
  Issuance of Series C
    convertible preferred stock
    and warrants, net of
    offering costs..............         --        --          --        --   3,503,169    27,479          --     --           --
  Issuance of common stock for
    prepaid goods and
    services....................         --        --          --        --          --        --     636,943      6        4,057
  Deferred compensation related
    to common stock options.....         --        --          --        --          --        --          --     --        3,172
  Amortization of prepaid goods
    and services................         --        --          --        --          --        --          --     --           --
  Compensation expense related
    to stock options............         --        --          --        --          --        --          --     --           --
  Accretion of redeemable stock
    to redemption value.........         --    12,511          --    11,819          --     5,175          --     --           --
  Net loss......................         --        --          --        --          --        --          --     --           --
                                  ---------   -------   ---------   -------   ---------   -------   ---------    ---      -------
Balance, December 31, 1999......  2,138,400    17,488   2,032,200    16,809   3,503,169    32,654   4,304,959     43       13,177
  Unaudited:
    Issuance of common stock....         --        --          --        --          --        --     929,523      9        9,091
    Amortization of prepaid
      goods and services........         --        --          --        --          --        --          --     --           --
    Compensation expense related
      to stock options..........         --        --          --        --          --        --          --     --           --
    Payments received on notes
      receivable................         --        --          --        --          --        --          --     --           --
    Accretion of redeemable
      stock to redemption
      value.....................         --     6,736          --     6,402          --    11,035          --     --           --
    Net loss....................         --        --          --        --          --        --          --     --           --
                                  ---------   -------   ---------   -------   ---------   -------   ---------    ---      -------
Balance, March 31, 2000
  (Unaudited)...................  2,138,400   $24,224   2,032,200   $23,211   3,503,169   $43,689   5,234,482    $52      $22,268
                                  =========   =======   =========   =======   =========   =======   =========    ===      =======

                                                         STOCKHOLDERS' DEFICIT
                                  --------------------------------------------------------------------
                                     NOTES
                                   RECEIVABLE    PREPAID GOODS
                                      FROM       AND SERVICES
                                  STOCKHOLDERS    RELATED TO       DEFERRED
                                      AND         ISSUANCE OF       STOCK       ACCUMULATED
                                   EMPLOYEES     COMMON STOCK    COMPENSATION     DEFICIT      TOTAL
Issuance of Series A convertible
  preferred stock and warrants
  at inception, net of offering
  costs.........................    $    --         $    --        $    --       $     --     $     --
  Issuance of common stock in
    connection with
    acquisitions................         --              --             --             --        4,080
  Issuance of Series B
    convertible preferred stock
    and warrants, net of
    offering costs..............         --              --             --             --           --
  Exercise of common stock
    options.....................       (822)             --             --             --           83
  Issuance of common stock......         --              --             --             --        1,000
  Issuance of Series C
    convertible preferred stock
    and warrants, net of
    offering costs..............         --              --             --             --           --
  Issuance of common stock for
    prepaid goods and
    services....................         --          (4,057)            --             --            6
  Deferred compensation related
    to common stock options.....         --              --         (3,172)            --           --
  Amortization of prepaid goods
    and services................         --              98             --             --           98
  Compensation expense related
    to stock options............         --              --            133             --          133
  Accretion of redeemable stock
    to redemption value.........         --              --             --        (29,505)     (29,505)
  Net loss......................         --              --             --         (8,386)      (8,386)
                                    -------         -------        -------       --------     --------
Balance, December 31, 1999......       (822)         (3,959)        (3,039)       (37,891)     (32,491)
  Unaudited:
    Issuance of common stock....     (3,598)           (999)            --             --        4,503
    Amortization of prepaid
      goods and services........         --             379             --             --          379
    Compensation expense related
      to stock options..........         --              --            309             --          309
    Payments received on notes
      receivable................        100              --             --             --          100
    Accretion of redeemable
      stock to redemption
      value.....................         --              --             --        (24,173)     (24,173)
    Net loss....................         --              --             --         (6,331)      (6,331)
                                    -------         -------        -------       --------     --------
Balance, March 31, 2000
  (Unaudited)...................    $(4,320)        $(4,579)       $(2,730)      $(68,395)    $(57,704)
                                    =======         =======        =======       ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               CHEMATCH.COM, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)



                                                                JUNE 21, 1999
                                                                 (INCEPTION)       THREE MONTHS
                                                                   THROUGH            ENDED
                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................       $(8,386)          $(6,331)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................           452               427
     Non-cash technology costs..............................            55               167
     Compensation expense related to stock options..........           133               309
     Changes in operating assets and liabilities --
       Increase in accounts receivable, net.................           (88)              (45)
       Decrease (increase) in other assets..................           187              (765)
       Increase in accounts payable and accrued
          liabilities.......................................         2,168             1,323
       Decrease in deferred revenue.........................           (55)               (2)
                                                                   -------           -------
          Net cash used in operating activities.............        (5,534)           (4,917)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................        (1,560)           (2,074)
  Acquisitions, net of cash acquired........................        (1,080)               --
                                                                   -------           -------
          Net cash used in investing activities.............        (2,640)           (2,074)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible preferred stock, net
     of offering costs......................................        37,446                --
  Proceeds from issuance of common stock....................         1,006             4,503
  Payments received on notes receivable.....................            --               100
  Exercise of common stock options..........................            84                --
  Payment of advances from shareholders.....................          (125)              (30)
  Payment of line of credit.................................           (67)               --
                                                                   -------           -------
          Net cash provided by financing activities.........        38,344             4,573
                                                                   -------           -------
Net increase (decrease) in cash and cash equivalents........        30,170            (2,418)
Cash and cash equivalents at beginning of period............            --            30,170
                                                                   -------           -------
Cash and cash equivalents at end of period..................       $30,170           $27,752
                                                                   =======           =======
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Non-cash consideration in acquisitions....................       $ 4,227           $    --
  Notes receivable from stockholders and employees..........           822             3,598
  Prepaid goods and services received for the issuance of
     common
     stock..................................................         4,057               999


  The accompanying notes are an integral part of these consolidated financial statements.

                               CHEMATCH.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION:

     CheMatch.com, Inc. (CheMatch), formerly known as PetroChemNet Holdings, Inc., was incorporated as a Delaware corporation on June 21, 1999. CheMatch is a business-to-business Internet-based marketplace for purchasers and sellers of commodity chemicals, plastics and fuel products. CheMatch's marketplace incorporates a real-time, interactive trading exchange, where members bid, offer and negotiate online for the purchase and sale of products 24 hours a day, seven days a week. Members of CheMatch's secure, neutral exchange trade products anonymously, utilizing real-time pricing and other market information provided through the exchange.

     On June 21, 1999, PetroChemNet, Inc. and CheMatch, Inc. merged into CheMatch. CheMatch has been identified as the accounting acquiror in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 97, which states that the combining company that receives the largest portion of voting rights in the combined corporation is presumed to be the acquiror for accounting purposes. These acquisitions were accounted for using the purchase method of accounting. These financial statements and accompanying notes present CheMatch's consolidated financial results from June 21, 1999 (inception), through December 31, 1999. PetrochemNet, Inc. has been determined to be the Predecessor Entity of CheMatch.

     CheMatch has a limited operating history, which includes substantial losses since its inception. CheMatch's future success is dependent upon a number of factors which include, among other things, a proven business model, critical mass of purchasers and sellers, increased transaction volume, functionality and reliability of the trading exchange, generation of sufficient revenue, technological innovation, diversity of products traded on the exchange, management of growth and attraction and retention of key personnel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  Interim Financial Statements



     The accompanying consolidated balance sheet as of March 31, 2000, the consolidated statement of operations and cash flows for the three months ended March 31, 2000, and the consolidated statement of preferred stock and stockholders' deficit for the three months ended March 31, 2000, are unaudited. In the opinion of management, these unaudited financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim period. Results for the three months ended March 31, 2000, are not necessarily indicative of expected future results.


  Principles of Consolidation

     The accompanying consolidated financial statements include CheMatch and its wholly owned subsidiaries; PetroChemNet, Inc. and CheMatch, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, deferred compensation, and contingencies. Actual results could differ from those estimates.

                               CHEMATCH.COM, INC.

  Cash and Cash Equivalents


     CheMatch considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 1999, CheMatch's cash and cash equivalents consisted primarily of $10.2 million in money market funds held by large financial institutions and $20.0 million in investment grade bonds with maturities of less than thirty days.


  Fair Value of Financial Instruments

     CheMatch has the following financial instruments: cash and cash equivalents, accounts receivable and accounts payable. Management believes that the carrying values of these financial instruments approximate their respective fair value due to their short-term nature.

  Long-Lived Assets

     Management reviews its long-lived assets and certain identifiable intangibles to be held and used by CheMatch for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. No such losses have been recognized.


  Revenue Recognition


     CheMatch generates revenue from its Internet-based trading exchange. Trading commission revenues consist of commissions typically paid by each party to a completed transaction. Commissions are based on the volume of chemicals traded on the exchange and are recognized upon confirmation of a trade. Revenues from trading commissions involving any trading concessions or other incentives are accounted for net of any credits or concessions granted. Incentives and trading concessions granted to date have not had a material impact on our results of operations.

     CheMatch's subscription revenues are derived from subscription fees for Internet-based information resources. Revenue from subscription fees is recognized ratably over the term of the subscription, which is normally one year. The unearned revenue from subscription fees is reflected as deferred revenue in the accompanying balance sheets. CheMatch pays fees to third parties who provide and maintain the Internet-based information resources. Certain of the subscription revenues received are commissions from third parties who provide and maintain the Internet-based information resources. The commissions earned are recorded net in the accompanying statement of operations as CheMatch does not bear the risk of loss.

  Technology Costs

     Technology costs include costs incurred by CheMatch to develop and maintain CheMatch's Internet-based trading exchange and information resource web sites. CheMatch has accounted for all costs related to web site development in accordance with the American Institute of Certified Public Accountant's Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." CheMatch has capitalized costs incurred after preliminary planning, when management has determined its commitment to the completion of the web sites, completion is probable, and when management believes that the web sites will perform as intended. During 1999, CheMatch capitalized $910,000 under SOP 98-1. Costs incurred to maintain the web sites, and other costs not capitalized under SOP 98-1, are expensed as incurred and included in technology costs in the accompanying statement of operations.

                               CHEMATCH.COM, INC.

  Advertising Costs

     Advertising costs included in selling and marketing costs and expenses in the accompanying consolidated statement of operations are charged to expense when incurred. Advertising expenses for the period from June 21, 1999 (inception) to December 31, 1999 were $1.1 million.

  Net Loss Per Common Share

     Net loss per common share is computed by dividing net loss, adjusted for periodic adjustments to the carrying amount of redeemable convertible preferred stock, by the weighted average number of shares of CheMatch's common stock outstanding. Shares associated with stock options, warrants and convertible preferred stock are not included because they are antidilutive.

  Pro Forma Net Loss Per Common Share (Unaudited)

     Pro forma net loss per common share is computed using the weighted average number of shares outstanding, including the pro forma effects of the automatic conversion of outstanding convertible preferred stock into shares of common stock upon the effectiveness of CheMatch's initial public offering as if such conversion occurred on the dates of original issuance.

     The following table sets forth the computation of the basic and diluted net loss per common share for the period from June 21, 1999 (inception), through December 31, 1999 (in thousands, except per share data):


Numerator:
  Net loss..................................................  $   (8,386)
                                                              ==========
  Accretion of redeemable convertible preferred stock to
     redemption value.......................................     (29,505)
                                                              ----------
  Net loss attributable to common stockholders..............  $  (37,891)
                                                              ==========
Denominator:
  Weighted average common shares............................   3,258,966
  Weighted average effect of redeemable convertible
     preferred stock........................................   3,721,867
                                                              ----------
  Shares used to compute pro forma basic and diluted........   6,980,833
                                                              ==========
Net loss per common share:
  Basic and diluted.........................................  $   (11.63)
                                                              ==========
  Pro forma basic and diluted...............................  $    (1.20)
                                                              ==========


  Segment Information

     CheMatch operates through one segment, an Internet-based trading exchange and information resource for purchasers and sellers of commodity chemicals, plastics and fuel products, across domestic and international markets. International revenues represented approximately one percent of revenues for the period from June 21, 1999 (inception) through December 31, 1999. All domestic operating results and identifiable assets are in the United States.

  Recent Accounting Pronouncement

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the second fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. CheMatch's management believes that its revenue recognition policy is in accordance

                               CHEMATCH.COM, INC.

with SAB 101 and does not believe that adoption of this SAB will have a material impact on CheMatch's financial position or results of operations.

3. ACQUISITIONS:

     On June 21, 1999, PetroChemNet, Inc. and CheMatch, Inc. merged into CheMatch in a transaction accounted for using the purchase method. The purchase price of PetroChemNet, Inc. and CheMatch, Inc. has been allocated based on the estimated fair value of assets acquired and liabilities assumed on the acquisition date.

  PetroChemNet, Inc.

     The purchase price of PetroChemNet, Inc. of $3.2 million consisted of 2,119,440 shares of common stock, warrants and options to purchase 397,440 and 1,187,250 shares of common stock, respectively.

     The purchase price was allocated as follows (in thousands):

Assets acquired...........................................   $   498
Liabilities assumed.......................................    (1,193)
Goodwill..................................................     3,870
                                                             -------
                                                             $ 3,175
                                                             =======

  CheMatch, Inc.

     CheMatch, Inc. was acquired through a series of corporate transactions for a net purchase price of $2 million, which consisted of $983,600 in cash, 643,500 shares of common stock and warrants to purchase 482,571 shares of common stock.

     The purchase price was allocated as follows (in thousands):

Assets acquired............................................   $   97
Liabilities assumed........................................      (24)
Goodwill...................................................    1,962
                                                              ------
                                                              $2,035
                                                              ======

     Goodwill is amortized using the straight-line method over a 10-year period.


     The following unaudited pro forma financial information for the year ended December 31, 1999 and the three months ended March 31, 1999, represents the consolidated results of operations of CheMatch as if the acquisition of PetroChemNet, Inc. and CheMatch, Inc. had occurred at the beginning of 1999 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date or the results which may occur in the future (in thousands):



                                                               PRO FORMA
                                            PRO FORMA         THREE MONTHS
                                           YEAR ENDED            ENDED
                                        DECEMBER 31, 1999    MARCH 31, 1999
Revenues..............................       $   373             $   97
Costs and expenses....................        10,174                425
                                             -------             ------
Operating loss........................        (9,801)              (328)
Interest income.......................           222                 (6)
                                             -------             ------
Pro forma net loss....................       $(9,579)            $ (334)
                                             =======             ======
Pro forma net loss per share, basic
  and diluted.........................       $(12.91)            $(0.12)
                                             =======             ======

                               CHEMATCH.COM, INC.

4. PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred; significant renewals and betterments are capitalized. CheMatch computes depreciation over the estimated useful life of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of five years or the lease term.

     Property and equipment consist of the following as of December 31, 1999 (in thousands):

                                                  ESTIMATED
                                                    LIFE
Computer software and equipment................   3-5 years    $1,549
Furniture and fixtures.........................     7 years       209
Leasehold improvements.........................     5 years        23
                                                               ------
                                                                1,781
Less -- Accumulated depreciation and
  amortization.................................                   (89)
                                                               ------
          Property and equipment, net..........                $1,692
                                                               ======


5. DETAIL OF OTHER BALANCE SHEET ACCOUNTS:


     Accounts payable and accrued liabilities consist of the following as of December 31, 1999 (in thousands):

Accounts payable...........................................   $  366
Accrued payroll-related costs..............................      951
Accrued technology costs...................................    1,457
Accrued other..............................................      332
                                                              ------
          Accounts payable and accrued liabilities.........   $3,106
                                                              ======

6. PREFERRED STOCK AND STOCKHOLDERS' DEFICIT:

  Series A Convertible Preferred Stock

     In connection with the inception of CheMatch in June 1999, CheMatch issued 2,138,400 Series A units, at a price of $2.3484 per unit, for net proceeds of $4,977,000. Each Series A unit consists of one share of Series A convertible preferred stock (Series A) and the right to purchase 0.75 shares of Series A. Each purchaser of Series A units also received the right to purchase a Series B unit at $2.4673 prior to September 15, 1999, which was mutually extended to and exercised on September 27, 1999.

     The Series A is convertible at the option of the holder into common stock on a one-to-one basis, as adjusted for certain events. The Series A will automatically convert into common stock upon the effectiveness of a public offering with net proceeds in excess of $25 million for which the offering price per share is at least two times the original purchase price of the Series C. The holders of the Series A vote on an as-converted basis. The holders of Series A are entitled to participate in dividends declared and paid to common stockholders on an as-converted basis. No dividends have been declared to date.

     After June 21, 2004, upon approval of 66 percent of the holders of the Series A, these shares are redeemable in cash at the greater of the preferred stock fair market value or the original purchase price per share plus any dividends declared but unpaid (the Redemption Value) in three equal installments beginning 120 days after notice, and annually thereafter. CheMatch has no right to call or redeem the Series A shares.

                               CHEMATCH.COM, INC.

     In the event of the liquidation, dissolution or winding up of CheMatch, whether voluntary or involuntary, the holders of Series A are entitled to receive preference over any distribution to the holders of Common Stock, in the amount of $2.3484 per share plus accrued and unpaid dividends (the Liquidation Preference Payment).

  Series B Convertible Preferred Stock

     In September 1999, CheMatch issued 2,032,200 Series B units, at a price of $2.4673 per unit, for net proceeds of $4,990,000. Each Series B unit consists of one share of Series B convertible preferred stock (Series B) and the right to purchase 0.75 shares of Series B.

  Series C Convertible Preferred Stock

     In November 1999, CheMatch issued 3,503,169 Series C units, at a price of $7.85 per unit, for net proceeds of $27,479,000. Each Series C unit consists of one share of Series C convertible preferred stock (Series C) and the right to purchase 0.75 shares of Series C.

     The rights, restrictions and preferences of the Series B and Series C are consistent with those for the Series A, except that the per share price associated with determining the respective Series B and Series C conversion ratio and the Liquidation Preference Payment is $2.4673 and $7.85, respectively.

     Generally accepted accounting principles require the periodic accretion of redeemable preferred stock to its Redemption Value when redemption is outside of the control of the issuer. Since the Redemption Value of the Series A, Series B and Series C convertible preferred stock exceeds its carrying value as of December 31, 1999, the carrying value has been accreted to its fair market value as of December 31, 1999, in the accompanying consolidated statement of redeemable stock and stockholders' deficit.

  Pro Forma Information


     As discussed above, CheMatch's convertible preferred stock will convert into common stock upon the closing of a public offering (as defined). The accompanying balance sheets include unaudited pro forma stockholders' equity as of March 31, 2000 which assumes the conversion of outstanding preferred stock into common stock.


  Notes Receivable From Employees

     At December 31, 1999, CheMatch held promissory notes receivable from certain employees and former employees totaling $822,000, representing amounts owed to CheMatch for the exercise of stock options plus accrued interest. These notes bear interest at rates ranging from 5.42 to 5.57 percent annually and are presented in stockholders' equity. They are secured by the common stock issued. Accrued interest for each note is due and payable annually on June 30 of each year until maturity. The terms of these notes provide that paid interest is nonrefundable and accrued interest is a recourse obligation. Principal and any final interest payments are due at the earlier of (a) three years from date of execution, (b) the date the respective employee should cease employment with CheMatch (or January 26, 2001 for the notes of two former employees), or (c) upon the sale or transfer of any of the underlying shares of common stock representing collateral.

  Warrants

     At December 31, 1999, CheMatch had warrants outstanding to purchase 482,571 shares of common stock at an exercise price of $1.336 per share. The warrants expire on the earlier of June 21, 2004 or the date CheMatch consummates a public offering for which the net proceeds exceed $25 million. Also at

                               CHEMATCH.COM, INC.

December 31, 1999, CheMatch had additional warrants outstanding to purchase 397,440 shares of common stock at an exercise price of $3.33 per share. These warrants expire at various dates between 2002 and 2004. The fair value ascribed to the common stock warrants was $212,000 in the accompanying consolidated balance sheet. At December 31, 1999, CheMatch had warrants outstanding of 1,603,800, 1,524,150 and 2,627,378, to purchase Series A, Series B and Series C, respectively, at exercise prices of $2.3484, $2.4673 and $7.85 per share, respectively. These Series A, Series B and Series C warrants expire on the earlier of June 21, 2004 or a public offering for which the net proceeds exceed $25 million. The fair value ascribed to the Series A, Series B and Series C warrants was $701,000, $856,000 and $5,154,000, respectively in the accompanying consolidated balance sheets.

REGISTRATION RIGHTS

     Some of CheMatch's shareholders are entitled to require registration for the sale of their shares. CheMatch will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and selling commissions.

7. STOCK OPTION PLANS:

     In October 1997, PetroChemNet, Inc. adopted the 1997 Employee, Director and Consultant Stock Option Plan (the 1997 Plan) which provides for the granting of incentive and nonqualified stock options to employees, directors and consultants. Stock options granted under the 1997 Stock Plan have a term of ten years from the date of grant, with some vesting immediately, and others vesting over periods ranging from two to three years. As of December 31, 1999, 1,086,150 options were outstanding under the 1997 Stock Plan. The 1997 Stock Plan, which was adopted by PetroChemNet, Inc. and its stockholders in November 1997, was assumed by CheMatch and immediately terminated in connection with the acquisition of PetroChemNet, Inc. in June 1999 and no additional options may be issued thereunder.

     The 1999 Stock Plan, which was adopted by the board of directors in June 1999, provides for the granting of incentive and nonqualified stock options, stock and stock purchase rights to employees, officers, directors and consultants. A maximum of 4,500,000 shares are authorized for issuance under the 1999 Stock Plan.

     Stock options granted under the 1999 Stock Plan have a term of ten years from date of grant and are either fully exercisable, subject to repurchase rights, or vest over four years, with 25 percent of the shares vesting 12 months from date of grant and the remaining shares vesting ratably on a monthly basis thereafter. In certain circumstances involving a change in control, as defined, or termination of the employer without cause, the vesting of options is accelerated. Certain of the options granted under the 1999 option plan are subject to repurchase rights, at the exercise price, by CheMatch. The repurchase rights expire over a four year period.

     The following is a summary of CheMatch's option activity through December 31, 1999:


                                                                             WEIGHTED
                                                                             AVERAGE
                                                               OPTIONS    EXERCISE PRICE
Outstanding, June 21, 1999 (inception)......................  1,187,250      $  1.84
Granted.....................................................  2,779,320         1.38
Exercised...................................................   (713,996)        1.27
                                                              ---------      -------
Outstanding, December 31, 1999..............................  3,252,574      $  1.57
                                                              =========



     CheMatch records deferred compensation for the difference between the grant price and the deemed value for financial statement presentation purposes related to options. The balance at December 31, 1999,

                               CHEMATCH.COM, INC.

was $3,172,000. In 1999, $133,000 in related expense was recorded. The balance will be amortized to expense over the remaining vesting periods of the options.


     The number and weighted average fair value of options granted in 1999 is as follows:


                                                                             WEIGHTED
                                                                             AVERAGE
                                                               SHARES       FAIR VALUE
Option price greater than fair market value.................  1,824,569       $0.29
Option price less than fair market value....................    954,751        3.67


     The following table summarizes information about stock options outstanding at December 31, 1999:


                  OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
--------------------------------------------------------   -----------------------------
                             WEIGHTED
                              AVERAGE
             OUTSTANDING     REMAINING                     EXERCISABLE
 RANGE OF       AS OF       CONTRACTUAL      WEIGHTED         AS OF          WEIGHTED
 EXERCISE    DECEMBER 31,      LIFE          AVERAGE       DECEMBER 31,      AVERAGE
  PRICES         1999       (IN YEARS)    EXERCISE PRICE       1999       EXERCISE PRICE
$     0.83      606,900         9.4           $0.83           606,900         $0.83
 1.34-1.47    2,162,824        10.0           $1.38         1,944,057         $1.38
      3.33      479,250         9.0           $3.33           119,850         $3.33
      7.85        3,600        10.0           $7.85                --         $  --
              ---------                                     ---------
 0.83-7.85    3,252,574         9.5           $1.57         2,670,807         $1.34
              =========                                     =========


     The fair values of each stock option grant are estimated using the minimum value method with the following weighted average assumptions for 1999: expected life of five years, no expected dividends and a risk-free interest rate of six percent.

     Had the compensation cost for the option plans been determined pursuant to the alternative method under SFAS No. 123, CheMatch's net loss for the period ended December 31, 1999, would have been increased to the following pro forma amounts (in thousands except per share data):


Net loss:
  As reported.............................................  $ (8,386)
  Pro forma...............................................   (12,419)
Net loss per common share, basic and diluted:
  As reported.............................................  $ (11.63)
  Pro forma...............................................    (12.86)


8. INCOME TAXES:

     Deferred income taxes are recorded using the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided.

     CheMatch has had net operating losses since June 21, 1999 (inception), accordingly, there is no provision for income taxes for the period from inception, through December 31, 1999.

     At December 31, 1999, CheMatch has a net operating loss carryforward of approximately $6.5 million which begins to expire in 2020. The net operating loss for federal income tax purposes is subject to annual limitations under
Section 382 of the Internal Revenue Code. A valuation allowance has been established to fully offset any net deferred tax asset after considering deferred tax liabilities.

                               CHEMATCH.COM, INC.

     The components of CheMatch's deferred tax assets as of December 31, 1999, are as follows (in thousands):


Federal net operating loss carryforwards...................  $ 2,232
Depreciation and amortization..............................      124
Accruals not currently deductible..........................    1,033
                                                             -------
                                                               3,389
Less -- Valuation allowance................................   (3,389)
                                                             -------
          Net deferred tax assets..........................  $    --
                                                             =======


     A reconciliation of the statutory federal income tax rate to CheMatch's effective income tax rate for the period from June 21, 1999 (inception), through December 31, 1999, is as follows (in thousands):


U.S. tax at statutory rate.................................  $(2,851)
Other......................................................      143
Adjustment to deferred tax valuation allowance.............    2,708
                                                             -------
                                                             $    --
                                                             =======


9. EMPLOYEE RETIREMENT SAVINGS PLAN:

     CheMatch has an employee retirement savings plan (the Plan) which qualifies under Section 401(k) of the Internal Revenue Code. The Plan is designed to provide eligible employees with an opportunity to make regular voluntary contributions into a long-term investment and savings program. Employees are eligible to participate in the Plan after three months of employment. Employer matching contributions are made solely at CheMatch's discretion. CheMatch contributed approximately $31,000 to the Plan during the period from June 21, 1999 (inception), to December 31, 1999. Three CheMatch officers are Plan trustees.

10. ALLIANCES:


     Pursuant to an Alliance Agreement dated as of June 21, 1999 between CheMatch and DeWitt & Company, Incorporated (DeWitt), DeWitt provides chemical industry trading analytics for the trading exchange, and CheMatch has granted to DeWitt a right to a preferred display on our trading screen for products and services offered by DeWitt. CheMatch has also agreed to share promotional costs from time to time. While the agreement provides for the parties to share fees for any DeWitt products sold on CheMatch's web sites, to date no DeWitt products have been offered for sale on CheMatch's web sites. If any fee sharing arrangements are made in the future, revenues will be reported on a net basis. CheMatch has the right to terminate the Alliance Agreement at any time upon the payment to DeWitt of $500,000. DeWitt may terminate the Alliance Agreement upon one year's prior notice and the payment of $60,000. During the year ended December 31, 1999, CheMatch paid DeWitt approximately $70,836 for services rendered and for reimbursement of various expenses.


     In September 1999, CheMatch entered into a strategic alliance and subsequently issued 191,080 shares of common stock in exchange for $1.0 million to Computer Sciences Corporation (CSC). CSC will be CheMatch's preferred information technology systems integrator, and has agreed not to compete with CheMatch for one year after termination of the strategic alliance. CSC will market CheMatch's services to agreed upon customers in exchange for commissions equal to 20 percent of the cash realized by CheMatch from sales of its services to those customers. The related commission expense will be recognized by CheMatch upon completion of the related trade.

                               CHEMATCH.COM, INC.

     In November 1999, CheMatch entered into a strategic alliance with E.I. duPont de Nemours and Company (duPont). The strategic alliance included the sale of $7.0 million of Series C convertible preferred stock, the sale of 636,943 shares of common stock in exchange for $6,369 in cash. DuPont also agreed to provide goods and services valued by the Company at approximately $4.1 million. The future goods and services include use of the CheMatch platform for trading, reasonable efforts to trade an increasing amount of spot purchases on the exchange, assistance in the design of the CheMatch platform, one full time employee for one year and a $2 million credit towards the purchase of the partner's products and services over a three year period. These future goods and services have been recorded at the deemed value of the common stock in the accompanying balance sheet as a component of stockholders' deficit. Additionally, the alliance provides that for each agreed upon customer brought to CheMatch by duPont, duPont can earn commissions through December 31, 2000 up to an aggregate maximum of $2 million payable in shares of common stock valued at the then fair market value. The related commission expense will be recognized when earned by duPont. As of December 31, 1999, no commissions had been earned under this agreement.


11. SIGNIFICANT CONCENTRATIONS:


     For the period from June 21, 1999 (inception), through December 31, 1999, one customer accounted for approximately 10 percent of CheMatch's revenue and one product, benzene, accounted for approximately 65% of the products traded on the exchange. Also, for the period June 21 (inception) through December 31, 1999, three of our customers accounted for 17%, 16% and 14% of trading commissions, respectively.


12. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     CheMatch has noncancelable operating leases expiring in 2000, 2002 and 2003. Minimum future lease payments as of December 31, 1999 on these leases are as follows (in thousands):

Year ending December 31:
  2000......................................................  $  407
  2001......................................................     292
  2002......................................................     260
  2003......................................................      82
                                                              ------
                                                              $1,041
                                                              ======

     Rental expense was approximately $110,000 for the period ended December 31, 1999.

  Litigation

     At certain times, CheMatch is involved in legal actions arising in the ordinary course of business. CheMatch currently is not engaged in any legal proceedings that are expected to have a material adverse effect on CheMatch's results of operations or financial position.

  Management Incentive Agreement

     CheMatch executed a letter agreement on June 21, 1999, as amended on October 26, 1999, which obligates CheMatch to make an incentive payment to CheMatch's management and former employees in the event of a fundamental change. The agreement provides that in the case of a public offering, the portion of the net proceeds payable to the management team and former employees will be two percent of the average daily closing price of CheMatch for the 90 day period immediately following the consummation of a public offering, multiplied by the number of shares of common stock outstanding on a

                               CHEMATCH.COM, INC.

fully diluted basis on the 90th day immediately following the consummation of a public offering. The maximum amount payable under the agreement is $15 million. The incentive payment will be recorded as compensation expense upon the closing of the initial public offering.

  Consultant Agreements

     In January 2000, the Company entered into agreements with two former employees. The agreements changed the employees status to consultants, accelerated vesting of their options, extended term of the options to June 20, 2009 and provided for approximately $671,000 to be paid over 15 months commencing in February 2000. The compensation expense associated with the accelerated vesting of the options and the cash payment was recorded in January 2000.

13. EVENTS SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

  Stock Options

     In February 2000, CheMatch granted 726,600 options to certain employees and former executives pursuant to the Management Incentive Agreement as amended on February 8, 2000. The options, vest immediately, expire on February 8, 2005 and have an exercise price of $27.28. One-half of these options will become exercisable on February 8, 2001, and the remaining options will become exercisable on February 8, 2002. The options were issued under the terms and conditions of the 1999 Stock Plan with the exception that the options will not terminate if the employment or other relationship with CheMatch terminates.


     From January 1, 2000 through March 31, 2000, in addition to the options granted above, CheMatch granted an additional (i) 552,482 options to employees, and (ii) 50,000 options to two non-employee directors joining the Board. These options were issued pursuant to the 1999 Stock Plan at exercise prices ranging from $7.85 per share to the actual price to be received per share in an initial public offering. The options granted vest over periods ranging from two to four years.


  Strategic Alliances


     In February, 2000, CheMatch sold 204,291 shares of common stock to Bayer AG for $2 million in cash. Bayer has agreed to use the trading exchange as its preferred platform for e-commerce trading of the products offered on CheMatch's trading exchange through December 31, 2001. In connection with this agreement, CheMatch agreed to provide a $2 million credit to Bayer's trading account against which any commissions generated by Bayer as a result of trades completed on the exchange will be debited. Accordingly, CheMatch will record any commissions generated from Bayer net of the $2 million credit through December 31, 2001 in the statement of operations.


     In February 2000, CheMatch sold 306,435 shares of common stock to General Electric Company for $3,064 in cash and a promissory note in aggregate principal amount of approximately $2 million in conjunction with entering into a strategic alliance, pursuant to which General Electric agreed to provide future services with a value estimated by the Company of approximately $1 million. The future services will be recorded at the fair value of the common stock. If the parties agree that the value of the future services is in excess of $1 million, CheMatch will either pay the excess, up to a maximum amount equal to the outstanding amount of the promissory note, in cash to General Electric or forgive a comparable amount of the promissory note. The promissory note, which bears interest at the rate of eight percent per year, is payable in eight consecutive quarterly installments, commencing April 1, 2000. General Electric has agreed to use the trading exchange on a preferred, good faith basis for its e-commerce purchasing, trading or auctioning of any bulk commodity petrochemicals offered on the exchange through December 31, 2001. In addition, General Electric has agreed to use reasonable business efforts to assist

                               CHEMATCH.COM, INC.

CheMatch in developing viable e-commerce trading activity in specified contract-dominated markets where General Electric is a significant buyer. General Electric has also agreed to promote the trading exchange to a specified number of agreed upon potential members of our trading exchange. CheMatch agreed to negotiate in good faith with General Electric regarding its ability to act as a supplier of credit insurance to be used by CheMatch in the future and have provided General Electric the right to match any third party offers relating to comparable services.

     In February 2000, CheMatch sold 204,291 shares of our common stock to Muehlstein Holding Corporation for approximately $1 million in cash and a promissory note in aggregate principal amount of approximately $1 million. The promissory note, which bears interest at the rate of eight percent per year, is payable in eight consecutive quarterly installments, commencing April 1, 2000. Muehlstein has agreed to use good faith efforts to use the trading exchange on an exclusive basis through December 31, 2001 for any chemicals and plastics that it buys, sells, trades, auctions or otherwise transfers using e-commerce to the extent those products are traded on the exchange. In connection with the agreement, CheMatch agreed to credit Muehlstein's trading account on a dollar-for-dollar basis in the amount of payments made under the promissory note executed by Muehlstein in connection with its purchase of common stock against which any commissions generated by Muehlstein will be debited. Accordingly, CheMatch will record any commissions generated from Muehlstein net of the $1 million credit through May 1, 2002 in the statement of operations.

     In February 2000, CheMatch entered into an agreement with Stolt-Nielsen Transportation Group Ltd. affiliate, Optimum Logistics Ltd., commonly known as ChemLink.com, an Internet-based logistics operating system. CheMatch intends to integrate the trading exchange with the ChemLink system to permit members to procure transportation and other logistic services for bulk chemicals from a variety of service providers, as well as manage and monitor shipments through all phases of the supply chain. The services that CheMatch expects to be offered through the ChemLink system include firm freight fixtures and rate indications for liquid chemical products, shipping and customs brokering, freight forwarding, cargo inspection and surveying, terminaling and storage and inventory management and tracking services and related documentation. The alliance has a term of three years, which may be extended if agreed upon criteria are met. CheMatch and ChemLink have agreed to pay each other fees equal to 20 percent of commission revenue earned by either CheMatch or ChemLink from customers of the other company up to $5 million per year. The parties have also agreed to assist each other in establishing commercial relationships with certain target companies in exchange for 20 percent of the gross revenues earned and received by the other party. ChemLink has agreed to offer CheMatch the option to invest at least $1 million in a private offering of securities of Optimum involving an aggregate amount of at least $5 million.

     In February 2000, CheMatch sold 61,288 shares of our common stock to TownsendTarnell, Inc. for $612 in cash and a promissory note in aggregate principal amount of approximately $599,297. The promissory note, which bears interest at the rate of eight percent per year, is payable in twelve consecutive monthly installments, commencing February 1, 2000. CheMatch also entered into a consulting agreement with TownsendTarnell. During the first six months of the consulting agreement, TownsendTarnell's personnel are required to use their best reasonable efforts to promote the use of the trading exchange by potential buyers of thermoplastic resins in North America and Europe. Additionally, TownsendTarnell will provide CheMatch with various credit services. Under the consulting agreement, CheMatch agreed to pay TownsendTarnell $70,000 per month for a nine consecutive months, commencing February 1, 2000. The consulting agreement is cancelable by mutual consent or upon six months notice.

     Additionally, TownsendTarnell has agreed to provide CheMatch with a business plan relating to the creation and development of TownsendTarnell.com. Assuming the business plan is acceptable CheMatch has agreed to extend TownsendTarnell a $500,000 line of credit. TownsendTarnell has offered CheMatch

                               CHEMATCH.COM, INC.

an option to invest $1 million in any private offering of securities relating to TownsendTarnell.com involving an aggregate amount of at least $5 million.

     In February 2000, CheMatch sold 153,218 shares of common stock to William Heinemann, Inc., for $1.5 million. CheMatch agreed to purchase information content, advertising and other promotional material and services from William Heinemann or a designee of William Heinemann in amounts totaling at least $500,000 between January 1, 2000 and January 1, 2002.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PetroChemNet, Inc.:

     We have audited the accompanying balance sheets of PetroChemNet, Inc. (a Delaware corporation), as of December 31, 1997 and 1998 and June 20, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1997 and 1998, and for the period from January 1, 1999 to June 20, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroChemNet, Inc., as of December 31, 1997 and 1998, and June 20, 1999, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998, and for the period from January 1, 1999, to June 20, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2000

                               PETROCHEMNET, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------     JUNE 20,
                                                               1997        1998         1999
          ASSETS
CURRENT ASSETS:
  Cash......................................................  $   210     $     2     $    49
  Accounts receivable, net of allowance of $1, $5 and $20,
     respectively...........................................      149          56          17
  Prepaids and other current assets.........................       59          60          40
                                                              -------     -------     -------
     Total current assets...................................      418         118         106
Property and equipment, net.................................      194         153         138
Other assets................................................      206         106          56
Deferred offering costs.....................................       --          --         198
                                                              -------     -------     -------
     Total assets...........................................  $   818     $   377     $   498
                                                              =======     =======     =======

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Line of credit............................................  $    67     $    67     $    67
  Accounts payable and accrued liabilities..................      382         568         825
  Deferred revenue..........................................      104          89          80
  Payable to shareholders and employee......................      127          85         221
                                                              -------     -------     -------
     Total current liabilities..............................      680         809       1,193
Commitments and contingencies
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value, 20,000 shares authorized;
     5,533, 5,935 and 7,065 shares issued and outstanding,
     respectively...........................................    1,388       3,367       4,007
  Accumulated deficit.......................................   (1,250)     (3,799)     (4,702)
                                                              -------     -------     -------
     Total stockholders' equity (deficit)...................      138        (432)       (695)
                                                              -------     -------     -------
     Total liabilities and stockholders' equity (deficit)...  $   818     $   377     $   498
                                                              =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                               PETROCHEMNET, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                              DECEMBER 31        JANUARY 1, 1999
                                                            ----------------         THROUGH
                                                             1997     1998        JUNE 20, 1999
REVENUES:
  Web site services.......................................  $  775   $   542         $   56
  Subscriptions...........................................      66       156             55
                                                            ------   -------         ------
          Total revenues..................................     841       698            111
COSTS AND EXPENSES:
  Technology costs........................................     901       631            149
  Selling and marketing...................................     222       176             70
  General and administrative..............................     246       688            657
  Stock-based compensation................................     239     1,577             50
  Depreciation and amortization...........................     144       161             82
                                                            ------   -------         ------
          Total costs and expenses........................   1,752     3,233          1,008
                                                            ------   -------         ------
Operating loss............................................    (911)   (2,535)          (897)
Interest expense..........................................     (16)      (14)            (6)
                                                            ------   -------         ------
Net loss..................................................  $ (927)  $(2,549)        $ (903)
                                                            ======   =======         ======

   The accompanying notes are an integral part of these financial statements.

                               PETROCHEMNET, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        COMMON STOCK
                                                      -----------------   ACCUMULATED
                                                      SHARES    AMOUNT      DEFICIT      TOTAL
Balance, December 31, 1996.........................   5,000    $    451     $  (323)    $    128
  Capital contributions............................      --         165          --          165
  Issuance of common stock.........................     533         533          --          533
  Compensation expense related to stock options....      --         239          --          239
  Net loss.........................................      --          --        (927)        (927)
                                                      -----    --------     -------     --------
Balance, December 31, 1997.........................   5,533       1,388      (1,250)         138
  Issuance of common stock.........................     402         402          --          402
  Compensation expense related to stock options....      --       1,577          --        1,577
  Net loss.........................................      --          --      (2,549)      (2,549)
                                                      -----    --------     -------     --------
Balance, December 31, 1998.........................   5,935       3,367      (3,799)        (432)
  Issuance of common stock.........................   1,130         410          --          410
  Stock options exercised..........................                 180          --          180
  Compensation expense related to stock options....      --          50          --           50
  Net loss.........................................      --          --        (903)        (903)
                                                      -----    --------     -------     --------
Balance, June 20, 1999.............................   7,065    $  4,007     $(4,702)    $   (695)
                                                      =====    ========     =======     ========

   The accompanying notes are an integral part of these financial statements.

                               PETROCHEMNET, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED
                                                                DECEMBER 31      JANUARY 1, 1999
                                                             -----------------       THROUGH
                                                             1997       1998      JUNE 20, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................................  $(927)    $(2,549)       $(903)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization.........................    144         161           82
     Stock-based compensation expense......................    239       1,577           50
     Non-cash consulting expense...........................     --          --          150
     Changes in operating assets and liabilities --
       Decrease in accounts receivable.....................     67          93           39
       (Increase) decrease in prepaids and other...........    (59)         (1)          20
       Increase in accounts payable and accrued
          liabilities......................................    240         186           59
       Increase (decrease) in deferred revenue.............    104         (15)          (9)
                                                             -----     -------        -----
          Net cash used in operating activities............   (192)       (548)        (512)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................   (139)        (20)         (18)
  Purchase of customer list................................   (300)         --           --
  Security deposit paid....................................     (1)         --           --
                                                             -----     -------        -----
          Net cash used in investing activities............   (440)        (20)         (18)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from line of credit.............................     67          --           --
  Proceeds from shareholder loans..........................     17           8            2
  Payments of shareholder loans............................     --         (50)         (15)
  Proceeds from issuance of common stock...................    533         402          410
  Exercise of common stock options.........................     --          --          180
  Capital contributions from shareholders..................    165          --           --
                                                             -----     -------        -----
          Net cash provided by financing activities........    782         360          577
                                                             -----     -------        -----
Net increase (decrease) in cash............................    150        (208)          47
Cash at beginning of period................................     60         210            2
                                                             -----     -------        -----
Cash at end of period......................................  $ 210     $     2        $  49
                                                             =====     =======        =====
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...................................  $  16     $     7        $   6

   The accompanying notes are an integral part of these financial statements.

                               PETROCHEMNET, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

     PetroChemNet, Inc. (PetroChemNet), was originally incorporated as a Connecticut corporation in March 1996 and commenced operations in January 1997. In June 1998, PetroChemNet became a Delaware corporation. PetroChemNet provides Internet-based information resources in the chemical industry. In 1997, PetroChemNet merged with T3 Technologies, Inc. (T3). PetroChemNet and T3 were entities under common control. Accordingly, the merger has been recorded in a manner similar to a pooling of interests accounting.

     On June 21, 1999, PetroChemNet merged into CheMatch.com, Inc. (CheMatch) in exchange for the issuance of 2,119,440 shares of CheMatch common stock. In conjunction with this transaction, CheMatch, Inc. (a Texas corporation), was also acquired by CheMatch.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, deferred compensation and contingencies. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     PetroChemNet has the following financial instruments: cash, accounts receivable and accounts payable. Management believes that the carrying values of these financial instruments approximate their respective fair value due to their short-term nature.

  Revenue Recognition

     PetroChemNet's Web site services revenues are derived from projects in which PetroChemNet designs, develops and implements Web site applications. In addition, PetroChemNet provides ongoing Web site maintenance and administrative services for its customers. Revenue from Web site services is recognized when all of the following have occurred: a contract has been entered into with a customer, services have been rendered, the fee amount has been determined and collectibility is reasonably assured. PetroChemNet suspended its web site service activities in 1998.

     PetroChemNet's subscription revenues are derived from fees for access to Internet-based information resources. Revenue from subscription fees is recognized ratably over the term of the subscription, which is normally one year. The unearned revenue from subscription fees is reflected as deferred revenue in the accompanying balance sheets. PetroChemNet pays fees to third parties who provide and maintain the Internet-based information resources. Certain of the subscription revenues received are commissions from third parties who provide and maintain the Internet-based information resources. The commissions earned are recorded net in the accompanying statement of operations as CheMatch does not bear the risk of loss.

  Technology Cost

     Technology costs include expenses incurred by PetroChemNet to maintain PetroChemNet's Internet-based information resource web site.

                               PETROCHEMNET, INC.

  Recent Accounting Pronouncement

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the second fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. CheMatch's management believes that its revenue recognition policy is in accordance with SAB 101 and does not believe that adoption of this SAB will have a material impact on PetroChemNet's financial position or results of operations.

3. PROPERTY AND EQUIPMENT:

     Property and equipment are carried at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred; significant renewals and betterments are capitalized. PetroChemNet computes depreciation and amortization over the estimated useful life of the assets utilizing a straight-line method. Leasehold improvements are amortized over the lesser of five years or the lease term. Property and equipment consist of the following (in thousands):

                                                              DECEMBER 31,
                                            ESTIMATED     ---------------------     JUNE 20,
                                              LIFE          1997         1998         1999
Computer software and equipment...........  3-5 years       $230        $ 238        $ 256
Furniture and fixtures....................    7 years         18           20           20
Leasehold improvements....................    5 years         15           20           20
                                                            ----        -----        -----
                                                             263          278          296
Less -- Accumulated depreciation and
  amortization............................                   (69)        (125)        (158)
                                                            ----        -----        -----
          Property and equipment, net.....                  $194        $ 153        $ 138
                                                            ====        =====        =====

4. DETAIL OF OTHER BALANCE SHEET ACCOUNTS:

     PetroChemNet purchased a customer list on January 6, 1997, at a cost of $300,000, which is being amortized over three years (in thousands):

                                                            DECEMBER 31,
                                                        ---------------------     JUNE 20,
                                                          1997         1998         1999
Customer list.........................................   $ 300        $ 300        $ 300
Less -- Accumulated amortization......................    (100)        (200)        (250)
                                                         -----        -----        -----
          Intangible assets, net......................   $ 200        $ 100        $  50
                                                         -----        -----        -----
Other assets..........................................       6            6            6
                                                         -----        -----        -----
          Other assets................................   $ 206        $ 106        $  56
                                                         =====        =====        =====

     Accounts payable and accrued liabilities consist of the following (in thousands):

                                                            DECEMBER 31,
                                                        ---------------------     JUNE 20,
                                                          1997         1998         1999
Accounts payable......................................   $ 364        $ 524        $ 766
Other accruals........................................      18           44           59
                                                         -----        -----        -----
          Accounts payable and accrued liabilities....   $ 382        $ 568        $ 825
                                                         =====        =====        =====

                               PETROCHEMNET, INC.

5. LINE OF CREDIT:

     PetroChemNet obtained a line of credit in May 1997 under which it could borrow up to $100,000 at an interest rate of prime plus 2 percent. The line of credit terminated in August 1997; however, the outstanding balance of $67,000 was not repaid. PetroChemNet was current on all interest payments. All assets of PetroChemNet are collateral for the loan. In conjunction with the merger of PetroChemNet into CheMatch, the line of credit was repaid in July 1999.

6. PAYABLE TO STOCKHOLDERS:

     As of December 31, 1997 and 1998, and June 20, 1999, PetroChemNet had an outstanding balance of $127,000, $85,000 and $72,000, respectively, due to the chief executive officer and president who are also stockholders. The notes accrue interest at 6 percent and are payable on demand. In conjunction with the merger of PetroChemNet into CheMatch in June 1999, the notes payable were repaid. Also, at June 20, 1999, PetroChemNet owed $149,000 to a shareholder pursuant to a consulting agreement.

7. STOCKHOLDERS' EQUITY:

     PetroChemNet sold 1,325 shares of common stock with detachable warrants to various investors during 1997, 1998 and 1999. The warrants have an exercise price of $1,000 and an exercise period ranging from four to five years. The values of these warrants are included in common stock on the accompanying balance sheets. Each warrant was converted into 300 warrants to purchase shares of CheMatch common stock on June 21, 1999.

     In connection with the purchase of T3, one of the stockholders of PetroChemNet granted an option to purchase an aggregate of up to 250 shares of his common stock of PetroChemNet to two T3 shareholders at a price equal to the greater of (a) $2,000 per share or (b) 50 percent of the price per share of common stock in a public offering. The option expires on March 13, 2007. This option was converted into an option to purchase 75,000 shares of CheMatch common stock on June 21, 1999.

8. STOCK OPTION PLAN:

     On October 27, 1997, the board of directors approved the adoption of the 1997 Employee, Director and Consultant Stock Plan (the Stock Plan) which provides for the granting of incentive or nonqualified stock options to employees, directors and consultants to purchase up to 2,000 shares of common stock. In November 1998, the number of shares issuable under the Plan was increased to 6,000 by approval of the board of directors. Stock options granted under the Plan have a term of ten years from date of grant, with some vesting immediately, and other vesting over periods ranging from two to three years. Each option was converted into 300 options to purchase shares of CheMatch common stock on June 21, 1999.

                               PETROCHEMNET, INC.

     The following is a summary of PetroChemNet's option activity through June 20, 1999:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              OPTIONS    PRICE
Outstanding, December 31, 1996..............................      --     $   --
Granted.....................................................     748        694
                                                              ------     ------
Outstanding, December 31, 1997..............................     748        694
Granted.....................................................   3,226        511
Forfeited...................................................    (220)     1,000
                                                              ------     ------
Outstanding, December 31, 1998..............................   3,754        577
Granted.....................................................   1,511        265
Forfeited...................................................    (587)       263
Exercised...................................................    (720)       250
                                                              ------     ------
Outstanding, June 20, 1999..................................   3,958     $  553
                                                              ======

     PetroChemNet records compensation expense for the difference between the grant price and the deemed fair value for financial statement presentation purposes related to options. During 1997, 1998 and 1999, PetroChemNet recorded $239,000, $1,577,000, and $50,000, respectively, for compensation expense in the accompanying statements of operations.

     The fair values of each stock option grant were estimated using the minimum value method with the following weighted average assumptions for 1997 and 1998: expected life of four years, no expected dividends and a risk-free interest rate of six percent. The following weighted average assumptions were used for 1999; expected life of five years, no expected dividends and a risk-free interest rate of 5.23 percent.

     The number and weighted average fair value of options granted in 1997, 1998 and 1999 is as follows:

                                                     1997                  1998                  1999
                                              -------------------   -------------------   -------------------
                                                        WEIGHTED              WEIGHTED              WEIGHTED
                                                        AVERAGE               AVERAGE               AVERAGE
                                              SHARES   FAIR VALUE   SHARES   FAIR VALUE   SHARES   FAIR VALUE
Option price equals fair market value.......   443        $213      1,123       $213          --      $ --
Option price greater than fair market
  value.....................................    --          --         --         --         273        --
Option price less than fair market value....   305         803       2103        803       1,238       139

     The following table summarizes information about stock options outstanding at June 20, 1999:

                  OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-------------------------------------------------------   ----------------------------
                            WEIGHTED
                             AVERAGE
             OUTSTANDING    REMAINING                     EXERCISABLE
 RANGE OF       AS OF      CONTRACTUAL      WEIGHTED         AS OF         WEIGHTED
 EXERCISE     JUNE 20,        LIFE          AVERAGE         JUNE 20        AVERAGE
  PRICES        1999       (IN YEARS)    EXERCISE PRICE      1999       EXERCISE PRICE
$      250      2,360          9.8           $  250          2,360          $  250
     1,000      1,598          9.6           $1,000            517          $1,000
                -----                                        -----
 250-1,000      3,958          9.8           $  553          2,877          $  281
                =====                                        =====

                               PETROCHEMNET, INC.

     Had the compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" PetroChemNet's net loss would have increased to the following pro forma amounts (in thousands, except per share data):

                                                              DECEMBER 31
                                                            ---------------   JUNE 20,
                                                            1997     1998       1999
Net loss:
  As reported.............................................  $(927)  $(2,549)  $  (903)
  Pro forma...............................................   (938)   (2,600)   (1,025)

9. INCOME TAXES:

     PetroChemNet records taxes under the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     At June 20, 1999, PetroChemNet had a net operating loss carryforward of approximately $1,100,000 which begins expiring in 2013. The net operating loss for federal income tax purposes is subject to annual limitations under Section 382 of the Internal Revenue Code. A valuation allowance has been recognized to fully offset the deferred tax assets after considering deferred tax liabilities.

     The components of PetroChemNet's deferred tax assets are as follows (in thousands):

                                                            DECEMBER 31,
                                                        ---------------------     JUNE 21,
                                                          1997         1998         1999
Federal net operating loss carryforwards..............   $ 122        $ 373        $ 378
Accruals not currently deductible.....................      --           --          189
Depreciation and amortization.........................      (6)         (43)          52
                                                         -----        -----        -----
                                                           116          330          619
Less -- Valuation allowance...........................    (116)        (330)        (619)
                                                         -----        -----        -----
          Net deferred tax assets.....................   $  --        $  --        $  --
                                                         =====        =====        =====

     A reconciliation of the statutory federal income tax rate to PetroChemNet's effective tax rate for the years ended December 31, 1997 and 1998, and the period from January 1, 1999, to June 20, 1999, is as follows (in thousands):

                                                           1997      1998      1999
U.S. statutory rate......................................  $(315)    $(867)    $(307)
Nondeductible expense....................................     81       536        18
Other....................................................    118       117        --
Adjustment to deferred tax valuation allowance...........    116       214       289
                                                           -----     -----     -----
                                                           $  --     $  --     $  --
                                                           =====     =====     =====

                               PETROCHEMNET, INC.

10. COMMITMENTS AND CONTINGENCIES:

  Lease Agreement

     PetroChemNet has a noncancelable operating lease, expiring in 2002. Minimum future lease payments on this lease are as follows (in thousands):

Period ending December 31:
  1999.....................................................     $ 42
  2000.....................................................       86
  2001.....................................................       90
  2002.....................................................       63
                                                                ----
                                                                $281
                                                                ====

     Rental expense was approximately $33,000, $78,000 and $40,000 for the years ended December 31, 1997 and 1998, and the period from January 1, 1999, to June 20, 1999, respectively.

  Litigation

     At certain times, PetroChemNet is involved in legal actions arising in the ordinary course of business. PetroChemNet currently is not engaged in any legal proceedings that are expected to have a material adverse effect on PetroChemNet's results of operations or financial position.

11. SIGNIFICANT CUSTOMERS

     During 1997, 1998 and the period from January 1, 1999 through June 20, 1999 three, four and one customers in the aggregate represented 86 percent, 86 percent and 32 percent of PetroChemNet's total revenues, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CheMatch, Inc.:

     We have audited the accompanying balance sheets of CheMatch, Inc. (a Texas corporation in the development stage), as of December 31, 1997 and 1998, and the related statements of operations, shareholders' deficit and cash flows for the period from March 10, 1997 (inception) through December 31, 1997, and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CheMatch, Inc., as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from March 10, 1997 (inception), through December 31, 1997, and for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2000

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998    MARCH 31, 1999
                                                                                (UNAUDITED)
          ASSETS
CURRENT ASSETS:
  Cash......................................................  $   1    $  20       $  --
  Accounts receivable.......................................     --       19          13
                                                              -----    -----       -----
     Total current assets...................................      1       39          13
Property and equipment, net.................................    131      105          94
                                                              -----    -----       -----
     Total assets...........................................  $ 132    $ 144       $ 107
                                                              =====    =====       =====

          LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Advances from related party...............................  $ 203    $ 261       $ 270
  Accounts payable and accrued liabilities..................     11       25          29
  Deferred revenue..........................................     --       49          28
                                                              -----    -----       -----
     Total current liabilities..............................    214      335         327
Commitments and contingencies
SHAREHOLDERS' DEFICIT:
  Common stock, $0.01 par, 10,000 shares authorized; 3,750
     shares issued and outstanding..........................     --       --          --
  Additional paid-in capital................................      3        3           3
  Deficit accumulated in development stage..................    (85)    (194)       (223)
                                                              -----    -----       -----
     Total shareholders' deficit............................    (82)    (191)       (220)
                                                              -----    -----       -----
     Total liabilities and shareholders' deficit............  $ 132    $ 144       $ 107
                                                              =====    =====       =====

   The accompanying notes are an integral part of these financial statements.

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                             MARCH 10, 1997                     THREE
                                              (INCEPTION),                   MONTHS ENDED   MARCH 10, 1997
                                                THROUGH        YEAR ENDED     MARCH 31,      (INCEPTION)
                                              DECEMBER 31,    DECEMBER 31,   ------------      THROUGH
                                                  1997            1998       1998    1999   MARCH 31, 1999
                                                                             (UNAUDITED)     (UNAUDITED)
REVENUES:..................................      $  --           $  84       $ 13    $ 33       $ 117
                                                 -----           -----       ----    ----       -----
COSTS AND EXPENSES:
  Technology costs.........................          1              30          7       2          33
  General and administrative...............        107             104         28      45         256
  Depreciation.............................          2              41         10      11          54
                                                 -----           -----       ----    ----       -----
          Total costs and expenses.........        110             175         45      58         343
                                                 -----           -----       ----    ----       -----
Operating loss.............................       (110)            (91)       (32)    (25)       (226)
Interest expense...........................         (5)            (18)        (4)     (4)        (27)
                                                 -----           -----       ----    ----       -----
Loss before income taxes...................       (115)           (109)       (36)    (29)       (253)
Benefit of income taxes....................         30              --         --      --          30
                                                 -----           -----       ----    ----       -----
Net loss...................................      $ (85)          $(109)      $(36)   $(29)      $(223)
                                                 =====           =====       ====    ====       =====

   The accompanying notes are an integral part of these financial statements.

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 DEFICIT
                                               COMMON STOCK     ADDITIONAL     ACCUMULATED
                                              ---------------    PAID-IN      IN DEVELOPMENT
                                              SHARES   AMOUNT    CAPITAL          STAGE         TOTAL
Issuance of common stock at inception, March
  1997 ($1.00 per share)....................   4,750    $ --       $ 4            $  --         $   4
  Repurchase of common stock, August 1997
     ($1.00 per share)......................  (1,000)     --        (1)              --            (1)
  Net loss..................................      --      --        --              (85)          (85)
                                              ------    ----       ---            -----         -----
Balance, December 31, 1997..................   3,750      --         3              (85)          (82)
  Net loss..................................      --      --        --             (109)         (109)
                                              ------    ----       ---            -----         -----
Balance, December 31, 1998..................   3,750      --         3             (194)         (191)
  Net loss (unaudited)......................      --      --        --              (29)          (29)
                                              ------    ----       ---            -----         -----
Balance, March 31, 1999 (unaudited).........   3,750    $ --       $ 3            $(223)        $(220)
                                              ======    ====       ===            =====         =====

   The accompanying notes are an integral part of these financial statements.

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               MARCH 10, 1997                      THREE
                                                (INCEPTION),                   MONTHS ENDED    MARCH 10, 1997
                                                  THROUGH        YEAR ENDED      MARCH 31,      (INCEPTION),
                                                DECEMBER 31,    DECEMBER 31,   -------------      THROUGH
                                                    1997            1998       1998     1999   MARCH 31, 1999
                                                                                (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................      $ (85)          $(109)      $(36)    $(29)      $(223)
  Adjustments to reconcile net loss to net
    cash used in operating activities --
    Depreciation.............................          2              41         10       11          54
    Changes in operating assets and
      liabilities --
      (Increase) decrease in accounts
         receivable..........................         --             (19)       (13)       6         (13)
      Increase (decrease) in accounts payable
         and accrued liabilities.............         11              14         (2)       4          29
      Increase (decrease) in deferred
         revenue.............................         --              49         --      (21)         28
                                                   -----           -----       ----     ----       -----
         Net cash used in operating
           activities........................        (72)            (24)       (41)     (29)       (125)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment........       (133)            (15)        (8)      --        (148)
                                                   -----           -----       ----     ----       -----
         Net cash used in investing
           activities........................       (133)            (15)        (8)      --        (148)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from related party................        203             111         50       23         337
  Payments of advances from related party....         --             (53)        --      (14)        (67)
  Issuance of common stock...................          4              --         --       --           4
  Repurchase of common stock.................         (1)             --         --       --          (1)
                                                   -----           -----       ----     ----       -----
         Net cash provided by financing
           activities........................        206              58         50        9         273
                                                   -----           -----       ----     ----       -----
Net increase (decrease) in cash..............          1              19          1      (20)         --
Cash at beginning of period..................         --               1          1       20          --
                                                   -----           -----       ----     ----       -----
Cash at end of period........................      $   1           $  20       $  2     $ --       $  --
                                                   =====           =====       ====     ====       =====
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for interest.....................      $  --           $   9       $ --     $ --       $   9

   The accompanying notes are an integral part of these financial statements.

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:

     CheMatch, Inc., was incorporated as a Texas corporation on March 10, 1997. The accompanying financial statements and related notes reflect the historical results of operations and financial position of CheMatch, Inc., until June 21, 1999, a subsidiary of DeWitt & Company, Inc. (DeWitt), a consulting firm serving the petrochemical industry. CheMatch, Inc. operates an Internet-based trading exchange for the purchase and sale of bulk commodity chemicals which became operational in February 1998.

     CheMatch, Inc. was a development stage company that devoted substantially all of its efforts in developing an Internet-based trading exchange and building a customer base and had not generated significant revenues from operations prior to 1999.

     CheMatch, Inc. has experienced negative cash flows from operations and has incurred net losses since inception. CheMatch, Inc.'s operations have been funded to date primarily through advances from DeWitt. In 1999, CheMatch, Inc. completed the transition from a development stage company to an operating company. On June 21, 1999, CheMatch, Inc., was acquired by CheMatch.com, Inc. (CheMatch).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Interim Financial Statements

     The accompanying balance sheet as of March 31, 1999, the statements of operations and cash flows for the three months ended March 31, 1998 and 1999, and the statements of shareholders' deficit for the three months ended March 31, 1999, are unaudited. In the opinion of management, these unaudited financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months ended March 31, 1999, are not necessarily indicative of expected future results.

  Use of Estimates

     The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     CheMatch, Inc. has the following financial instruments: cash, accounts receivable and accounts payable. Management believes that the carrying values of these financial instruments approximate their respective fair value due to their short-term nature.

  Revenue Recognition

     CheMatch, Inc. generates revenue from its Internet-based trading exchange. Trading commission revenues typically consist of commissions paid by each party to a completed transaction. Commissions are based on the volume of chemicals traded on the exchange and are recognized upon confirmation of a trade. Revenues from trading commissions involving any trading concessions or other incentives are accounted for net of any credits or concessions granted. Incentives and trading concessions granted to date have not had a material impact on our results of operations. Prior to 1999, CheMatch, Inc. charged sign-on fees for new members. In 1999, CheMatch, Inc. suspended sign-on fees. Sign-on fees were recognized ratably over the initial term of the contract.

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     CheMatch, Inc. records deferred revenue when amounts are collected under terms of the contract in advance of satisfying revenue recognition criteria. The amounts deferred as of each balance sheet date are expected to be recognized as revenue within 12 months of the respective balance sheet dates and, accordingly, are classified as current liabilities.

  Technology Costs

     Technology costs include expenses incurred by CheMatch, Inc. to maintain CheMatch, Inc.'s Internet-based trading exchange.

  Recent Accounting Pronouncement

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the second fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. CheMatch, Inc.'s management believes that its revenue recognition policy is in accordance with SAB 101 and does not believe that adoption of this SAB will have a material impact on CheMatch, Inc.'s financial position or results of operations.

3. PROPERTY AND EQUIPMENT:

     Property and equipment are carried at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred; significant renewals and betterments are capitalized. CheMatch, Inc. computes depreciation over the estimated useful life of the assets using the straight-line method. Property and equipment consist of the following (in thousands):

                                                                        DECEMBER 31,
                                                          ESTIMATED   ----------------
                                                            LIFE       1997     1998
Computer software and equipment.........................  3-5 years    $132     $147
Furniture and fixtures..................................    7 years       1        1
                                                                       ----     ----
                                                                        133      148
Less -- Accumulated depreciation........................                 (2)     (43)
                                                                       ----     ----
          Property and equipment, net...................               $131     $105
                                                                       ====     ====

4. ADVANCES FROM RELATED PARTY:

     During 1997 and 1998, CheMatch, Inc. received cash advances totaling $203,000 and $111,000, respectively, from DeWitt primarily to fund operations of CheMatch, Inc. The advances accrue interest at 7 percent per annum. In 1998, CheMatch, Inc. made payments totaling $53,000 to DeWitt on the outstanding balance of the advances. The advances were payable on demand and are classified as current. At December 31, 1997 and 1998, accrued interest of $5,000 and $22,000, respectively, is included in accrued liabilities.

5. SHAREHOLDERS' EQUITY:

     In August 1997, CheMatch, Inc. entered into an agreement with a shareholder (Shareholder Agreement) to repurchase and retire 1,000 shares of common stock for $1,000 cash. The Shareholder Agreement also granted an option to the shareholder to purchase 20 percent of CheMatch, Inc's common

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

stock on or before December 31, 2002. If the option was not exercised or terminated by the shareholder by December 31, 2002, then the shareholder was entitled to receive the option payment amount determined as of December 31, 2002. In accordance with the Shareholder Agreement, the shareholder also was entitled to cash payments based on the achievement by CheMatch, Inc. of certain revenue targets each fiscal year for a four-year period ending November 30, 2002. In conjunction with the acquisition by CheMatch, the Shareholder Agreement was terminated by issuance of 64,350 shares of CheMatch common stock, and a cash payment of $70,000, all of which was included in the purchase price of CheMatch, Inc.

6. INCOME TAXES:

     Deferred income taxes are recorded using the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided.

     During these periods, CheMatch, Inc. was a wholly owned subsidiary of DeWitt, CheMatch Inc. files its tax return as a member of the DeWitt consolidated group. CheMatch, Inc. has incurred net operating losses since inception that were funded by DeWitt. Therefore, the tax benefits generated in 1997 were utilized by DeWitt.

     Management has established a full valuation allowance against the net deferred tax assets at December 31, 1997 and 1998, since realization of these assets in the future periods is uncertain.

     The components of CheMatch, Inc.'s deferred tax assets are as follows (in thousands):

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1997     1998
Federal net operating loss carryforwards....................    $  8     $ 21
Accruals not currently deductible...........................       2       27
Depreciation and amortization...............................      (1)      (2)
                                                                ----     ----
                                                                   9       46
Less -- Valuation allowance.................................      (9)     (46)
                                                                ----     ----
          Net deferred tax assets...........................    $ --     $ --
                                                                ====     ====

     A reconciliation of the statutory federal income tax rate to CheMatch, Inc.'s effective income tax rate for the period from March 10, 1997 (inception), through December 31, 1997, and for the year ended December 31, 1998, is as follows (in thousands):

                                                          MARCH 10, 1997
                                                            (INCEPTION)
                                                              THROUGH
                                                           DECEMBER 31,      DECEMBER 31,
                                                               1997              1998
U.S. statutory rate....................................        $(39)             $(37)
Adjustment to deferred tax valuation allowance.........           9                37
                                                               ----              ----
                                                               $(30)             $ --
                                                               ====              ====

                                 CHEMATCH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES:

  Litigation

     At certain times CheMatch, Inc. is involved in legal actions arising in the ordinary course of business. CheMatch, Inc. currently is not engaged in any legal proceedings that are expected to have a material adverse effect on CheMatch, Inc.'s results of operations or financial position.

8. SIGNIFICANT CUSTOMERS:

     For the year ended December 31, 1998, CheMatch, Inc.'s three leading customers accounted for 13 percent, 12 percent and 11 percent of CheMatch, Inc.'s revenues, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            , 2000

                               CHEMATCH.COM, INC.

                        5,000,000 SHARES OF COMMON STOCK

                       ---------------------------------

                                   PROSPECTUS

                       ---------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           DEUTSCHE BANC ALEX. BROWN
                              SALOMON SMITH BARNEY
                            PAINEWEBBER INCORPORATED
                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of CheMatch.com, Inc. have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Until           , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee........................................  $   19,734
NASD fee....................................................  $    7,400
Nasdaq National Market initial listing fee..................  $   95,000
Printing and engraving......................................  $  400,000
Legal fees and expenses of the Company......................  $  450,000
Accounting fees and expenses................................  $  450,000
Transfer agent fees.........................................  $    3,500
Miscellaneous expenses......................................  $   74,366
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========

------------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     CheMatch's certificate of incorporation provides that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of CheMatch.

     As permitted by the DGCL, the certificate of incorporation provides that directors of CheMatch shall have no personal liability to CheMatch or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to CheMatch or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     CheMatch has not sold any securities, registered or otherwise, within the past three years, except as set forth below.

     - On June 21, 1999, we sold 2,138,400 shares of Series A Convertible Preferred Stock and warrants to purchase 1,603,800 shares of Series A Convertible Preferred Stock for approximately $5 million to the Battery Ventures Entities.

     - On September 27, 1999, we sold 2,032,200 shares of Series B Convertible Preferred Stock and warrants to purchase 1,524,150 shares of Series B Convertible Preferred Stock for approximately $5 million to the Battery Ventures Entities.

     - On October 6, 1999, we sold 191,080 shares of common stock for approximately $1 million to Computer Sciences Corporation in conjunction with our entering into a strategic alliance.

     - On November 24, 1999, we sold 636,943 shares of common stock for $6,369 to E.I. duPont de Nemours and Company in conjunction with our entering into a strategic alliance. Additionally, duPont purchased 891,716 shares of Series C Convertible Preferred Stock and warrants to purchase 668,787 shares of Series C Convertible Preferred Stock for approximately $7 million.

     - On November 24, 1999, we sold an additional 2,611,453 shares of Series C Convertible Preferred Stock and warrants to purchase 1,958,591 shares of Series C Convertible Preferred Stock for approximately $20.5 million to the DLJ Entities, the Battery Ventures Entities, Marquette Venture Partners III, L.P., Stolt-Nielsen Transportation Group Ltd., Millennium Holdings Inc., Don Churchman, Chris Davis, Roger Leedy, Larry McAfee, Carl McCutcheon, Jim Rahe, John Sherman and Gerry Elias.

     - On February 5, 2000, we sold 204,291 shares of our common stock to Muehlstein Holding Corporation for approximately $1 million and a promissory note in aggregate principal amount of approximately $1 million. The promissory note, which bears interest at the rate of eight percent per year, is payable in eight consecutive quarterly installments, commencing April 1, 2000.

     - On February 11, 2000, we sold 153,218 shares of our common stock to William Heinemann, Inc., a subsidiary of Reed Elsevier plc, for approximately $1.5 million.

     - On February 14, 2000, we sold 306,435 shares of our common stock to General Electric Company for $3,064 and a promissory note in aggregate principal amount of approximately $2 million. The promissory note, which bears interest at the rate of eight percent per year, is payable on or before December 31, 2001.

     - On February 14, 2000, we sold 204,291 shares of our common stock to Bayer AG for approximately $2 million.

     - On February 16, 2000, we sold 61,288 shares of our common stock to TownsendTarnell, Inc. for $613 and a promissory note in aggregate principal amount of approximately $599,000. The promissory note, which bears interest at the rate of eight percent per year, is payable in twelve consecutive monthly installments, commencing February 1, 2000.

     There were no underwriters involved in connection with any transaction set forth above. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
          1.1***         -- Form of Underwriting Agreement
          2.1*           -- Agreement and Plan of Reorganization, dated June 21,
                            1999, by and among CheMatch, PetroChemNet, Inc., PCN
                            Merger Sub, Inc. and Earl Armstrong, Teresa Acosta,
                            William Barry and Fred Cook
          3.1*           -- Amended and Restated Certificate of Incorporation
          3.2**          -- Amended and Restated Bylaws
          4.1***         -- Form of Common Stock Certificate
          5.1***         -- Opinion of Vinson & Elkins L.L.P.
         10.1*           -- 1997 Employee, Director and Consultant Stock Option Plan
         10.2*           -- 1999 Stock Plan
         10.3*           -- Amended and Restated Management Incentive Agreement,
                            dated as of February 8, 2000, by and among CheMatch and
                            Carl McCutcheon, Lawrance McAfee, John Bohn and Karen
                            Morgan.
         10.4*           -- Employment Agreement, dated June 21, 1999, by and between
                            CheMatch and Carl McCutcheon
         10.5*           -- Letter of Employment, dated September 7, 1999, by and
                            between CheMatch and Lawrance McAfee
         10.6*           -- Employment Agreement, dated June 1, 1999, by and between
                            CheMatch and Fred Cook
         10.7*           -- Employment Agreement, dated May 1, 1999, by and between
                            CheMatch and John Bohn
         10.8*           -- Consultant and Release Agreement, dated January 26, 2000, by and between CheMatch and John Bohn
         10.9*           -- Employment Agreement, dated May 1, 1999, by and between
                            CheMatch and Karen Morgan
         10.10*          -- Consultant and Release Agreement, dated January 26, 2000, by and between CheMatch and Karen Morgan
         10.11**         -- Form of Indemnification Agreement
         10.12*          -- Amended and Restated Registration Rights Agreement dated as of November 24, 1999
         10.13*          -- Alliance Agreement, dated June 21, 1999 between the
                            CheMatch and DeWitt & Company, Incorporated
         10.14*          -- Letter Agreement relating to a strategic alliance, dated
                            September 30, 1999, by and between CheMatch and Computer
                            Sciences Corporation
         10.15*          -- Letter Agreement relating to a strategic alliance, dated
                            November 11, 1999, by and between CheMatch and E.I.
                            duPont de Nemours and Company
         10.16*          -- Letter Agreement relating to a strategic alliance, dated
                            January 19, 2000, by and between CheMatch and Bayer AG
         10.17*          -- Letter Agreement relating to a strategic alliance, dated
                            January 22, 2000, by and between CheMatch and Muehlstein
                            Holding Corporation
         10.18*          -- Master Outsourced Services Agreement, dated January 27,
                            2000, by and between CheMatch and eCredit.com, Inc.
         10.19*          -- Letter Agreement relating to a strategic alliance, dated
                            February 2, 2000, by and between CheMatch and William
                            Heinemann, Inc.
         10.20*          -- Strategic Alliance Agreement, dated February 7, 2000, by and between CheMatch and Optimum Logistics Ltd.

        EXHIBIT
         NUMBER                                  DESCRIPTION
         10.21*          -- Letter Agreement relating to a strategic alliance, dated
                            February 11, 2000, by and between CheMatch and General
                            Electric Company
         10.22*          -- Letter Agreement relating to a strategic alliance, dated
                            February 11, 2000, by and between CheMatch and
                            TownsendTarnell, Inc.
         10.23***        -- Amendment to letter agreement between CheMatch and E.I.
                            duPont de Nemours and Company
         16.1*           -- Letter regarding change in certifying accountant
         21.1*           -- Subsidiaries of the Company
         23.1**          -- Consent of Arthur Andersen LLP, independent public
                            accountants
         23.2***         -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
         24.1            -- Power of Attorney (included on the signature page of this registration statement)
       27**              -- Financial Data Schedules


------------------------------

*   Previously filed.

**  Filed herewith.

*** To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULE

     All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

          (c) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 26, 2000.


                                            CheMatch.com, Inc.

                                            By:   /s/ CARL D. MCCUTCHEON
                                              ----------------------------------
                                                Carl D. McCutcheon
                                                Chairman, President and
                                                Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 26, 2000:


                      SIGNATURE                                    TITLE
                          *                            Chairman, President and Chief
-----------------------------------------------------    Executive Officer
                 Carl D. McCutcheon                      (Principal Executive
                                                         Officer)

               /s/ LAWRANCE W. MCAFEE                  Executive Vice President,
-----------------------------------------------------    Chief Financial Officer,
                 Lawrance W. McAfee                      Secretary and Director
                                                         (Principal Financial
                                                         Officer)

                          *                            Vice President -- Controller
-----------------------------------------------------    (Principal Accounting
                  Scott R. Creasman                      Officer)

                          *                            Director
-----------------------------------------------------
                  Earl H. Armstrong

                          *                            Director
-----------------------------------------------------
                    Bob G. Gower

                          *                            Director
-----------------------------------------------------
                   Janet A. Hickey

                          *                            Director
-----------------------------------------------------
                    James Saviano

                          *                            Director
-----------------------------------------------------
                   R. David Tabors

             *By: /s/ LAWRANCE W. MCAFEE
   -----------------------------------------------
                 Lawrance W. McAfee
                  Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
          1.1***         -- Form of Underwriting Agreement
          2.1*           -- Agreement and Plan of Reorganization, dated June 21,
                            1999, by and among CheMatch, PetroChemNet, Inc., PCN
                            Merger Sub, Inc. and Earl Armstrong, Teresa Acosta,
                            William Barry and Fred Cook
          3.1*           -- Amended and Restated Certificate of Incorporation
          3.2**          -- Amended and Restated Bylaws
          4.1***         -- Form of Common Stock Certificate
          5.1***         -- Opinion of Vinson & Elkins L.L.P.
         10.1*           -- 1997 Employee, Director and Consultant Stock Option Plan
         10.2*           -- 1999 Stock Plan
         10.3*           -- Amended and Restated Management Incentive Agreement,
                            dated as of February 8, 2000, by and among CheMatch and
                            Carl McCutcheon, Lawrance McAfee, John Bohn and Karen
                            Morgan.
         10.4*           -- Employment Agreement, dated June 21, 1999, by and between
                            CheMatch and Carl McCutcheon
         10.5*           -- Letter of Employment, dated September 7, 1999, by and
                            between CheMatch and Lawrance McAfee
         10.6*           -- Employment Agreement, dated June 1, 1999, by and between
                            CheMatch and Fred Cook
         10.7*           -- Employment Agreement, dated May 1, 1999, by and between
                            CheMatch and John Bohn
         10.8*           -- Consultant and Release Agreement, dated January 26, 2000, by and between CheMatch and John Bohn
         10.9*           -- Employment Agreement, dated May 1, 1999, by and between
                            CheMatch and Karen Morgan
         10.10*          -- Consultant and Release Agreement dated January 26, 2000, by and between CheMatch and Karen Morgan
         10.11**         -- Form of Indemnification Agreement
         10.12*          -- Amended and Restated Registration Rights Agreement dated as of November 24, 1999
         10.13*          -- Alliance Agreement, dated June 21, 1999 between the
                            CheMatch and DeWitt & Company, Incorporated
         10.14*          -- Letter Agreement relating to a strategic alliance, dated
                            September 30, 1999, by and between CheMatch and Computer
                            Sciences Corporation
         10.15*          -- Letter Agreement relating to a strategic alliance, dated
                            November 11, 1999, by and between CheMatch and E.I.
                            duPont de Nemours and Company
         10.16*          -- Letter Agreement relating to a strategic alliance, dated
                            January 19, 2000, by and between CheMatch and Bayer AG
         10.17*          -- Letter Agreement relating to a strategic alliance, dated
                            January 22, 2000, by and between CheMatch and Muehlstein
                            Holding Corporation
         10.18*          -- Master Outsourced Services Agreement, dated January 27,
                            2000, by and between CheMatch and eCredit.com, Inc.
         10.19*          -- Letter Agreement relating to a strategic alliance, dated
                            February 2, 2000, by and between CheMatch and William
                            Heinemann, Inc.
         10.20*          -- Strategic Alliance Agreement, dated February 7, 2000, by and between CheMatch and Optimum Logistics Ltd.

        EXHIBIT
         NUMBER                                  DESCRIPTION
         10.21*          -- Letter Agreement relating to a strategic alliance, dated
                            February 11, 2000, by and between CheMatch and General
                            Electric Company
         10.22*          -- Letter Agreement relating to a strategic alliance, dated
                            February 11, 2000, by and between CheMatch and
                            TownsendTarnell, Inc.
         10.23***        -- Amendment to letter agreement between CheMatch and E.I.
                            duPont de Nemours and Company
         16.1*           -- Letter regarding change in certifying accountant
         21.1*           -- Subsidiaries of the Company
         23.1**          -- Consent of Arthur Andersen LLP, independent public
                            accountants
         23.2***         -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
         24.1            -- Power of Attorney (included on the signature page of this registration statement)
       27**              -- Financial Data Schedules


------------------------------

*   Previously filed.

**  Filed herewith.

*** To be filed by amendment.